Exhibit 1.1

Annual
Information
Form

For the Year
Ended December 31, 2010

Dated:  March 31, 2011

1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6

Web Site: www.panamericansilver.com

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this Annual Information Form and in the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws.  All statements, other than statements of historical fact, are forward-looking statements or forward-looking information.  When used in this Annual Information Form and the documents incorporated by reference herein, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “forecast”, “strategies”, “objectives”, “budget”, “may”, “schedule” and other similar words and expressions, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•	the price of silver and other metals;
•	the sufficiency of Pan American’s (as defined below) current working capital, anticipated operating cash flow or its ability to raise necessary funds;
•
the accuracy of Mineral Reserve and Mineral Resource estimates, estimates of future production and future cash, and total costs of production, as applicable, at Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, Navidad, San Vicente or other properties;

•	estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of Pan American’s properties;
•	the estimated cost of and availability of funding for ongoing capital replacement, improvement or remediation programs;
•	access to and availability of funding for the future construction and development of Pan American’s projects;
•	estimated costs of construction, development and ramp-up of Pan American’s projects;
•	future successful development of the Navidad property and other development projects of Pan American;
•
the effects of laws, regulations and government policies affecting Pan American’s operations, including, without limitation, expectations relating to or the effect of certain highly restrictive laws and regulations applicable to mining in the Province of Chubut, Argentina;

•	the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;
•	estimated exploration expenditures to be incurred on Pan American’s various silver exploration properties;
•	compliance with environmental, health, safety and other regulations;
•	forecast capital and non-operating spending;
•	future sales of the metals, concentrates or other products produced by Pan American;
•	continued access to necessary infrastructure, including, without limitation, access to power, lands and roads to carry on activities as planned; and
•	Pan American’s plans and expectations for its properties and operations, including, without limitation, those matters discussed under the heading “Outlook for 2011” herein.

These statements reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Annual Information Form and documents incorporated by reference, and Pan American has made assumptions based on or related to many of these factors.  Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other

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commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar and Canadian dollar); risks related to the technological and operational nature of Pan American’s business; changes in national and local government, legislation, taxation, controls or regulations and political or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where Pan American  may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the creditworthiness and financial condition of suppliers, refiners and other parties which Pan American deals with; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relations with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of Mineral Reserves as properties are mined; global financial conditions; business opportunities that may be presented to, or pursued by, Pan American; Pan American’s ability to complete and successfully integrate acquisitions; challenges to, or difficulties in maintaining, Pan American’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the captions “Outlook for 2011” and “Competitive Conditions” and “Risks Related to Pan American’s Business” in this Annual Information Form and the documents incorporated by reference herein.  Investors are cautioned against attributing undue certainty to forward-looking statements.  Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Pan American does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Please see “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources” on page 3 of this Annual Information Form.

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TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS		i
TABLE OF CONTENTS		iii
INTRODUCTION		1
Reporting Currency		1
Accounting Policies and Financial Information		1
Conversion Table		1
Glossary of Terms		2
Scientific and Technical Information		2
Classification of Mineral Reserves and Resources		3
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources		3
CORPORATE STRUCTURE		4
Incorporation		4
Capital Structure		4
Subsidiaries		4
GENERAL DEVELOPMENT OF THE BUSINESS		7
Business of Pan American		7
Corporate Strategy and Financial Objectives		7
Developments Over the Last Three Financial Years		9
Significant Acquisitions		9
Outlook for 2011		9
NARRATIVE DESCRIPTION OF THE BUSINESS		10
Principal Products and Operations		10
Competitive Conditions		11
Employees		11
Research and Development		12
Working Capital		12
Environment		12
Health and Safety		13
Operating and Development Properties		14
I.	Operating Properties	17
A.	Peru	17
B.	Mexico	33
C.	Argentina	50
D.	Bolivia	57
II.	Development Properties	65
III.	Non-Material Properties and Interests	73
Mineral Property Expenditures		74
Metals Trading		74
RISKS RELATED TO PAN AMERICAN’S BUSINESS		75
SELECTED CONSOLIDATED FINANCIAL INFORMATION		86
MANAGEMENT’S DISCUSSION AND ANALYSIS		88
DIRECTORS AND OFFICERS		89
EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS		93
DIVIDENDS		93
MARKET FOR SECURITIES		94
LEGAL PROCEEDINGS AND REGULATORY ACTIONS		94
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		94
TRANSFER AGENTS AND REGISTRAR		95
MATERIAL CONTRACTS		95
INTERESTS OF EXPERTS		95
ADDITIONAL INFORMATION		95
GLOSSARY OF TERMS		96
APPENDIX “A” – AUDIT COMMITTEE CHARTER		A-1

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INTRODUCTION

In this Annual Information Form, the term “Company” refers to Pan American Silver Corp. and the term “Pan American” refers to the Company and its direct and indirect subsidiaries.

Reporting Currency

The Company’s reporting currency is the United States dollar.  Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars.  References to “C$” are to Canadian dollars.

Accounting Policies and Financial Information

Financial information contained in this Annual Information Form is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) unless otherwise indicated.  Differences between Canadian GAAP and those generally accepted in the United States, as applicable to Pan American, are explained in Note 21 to the Consolidated Financial Statements of the Company for the year ended December 31, 2010.  The Consolidated Financial Statements of the Company for the year ended December 31, 2010 are incorporated by reference herein and are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Accounting Standards Board (“AcSB”) adopted International Financial Reporting Standards (“IFRS”) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  The Company will report its first consolidated financial statements in accordance with IFRS for the three months ended March 31, 2011, with comparative figures for the corresponding period for 2010.  In addition, the adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and restatement of the opening balance sheet as at January 1, 2010.

This Annual Information Form refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of Pan American’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010 where detailed descriptions and reconciliations, where applicable, have been provided.

Conversion Table

In this Annual Information Form, metric units are used with respect to mineral properties located in Peru, Mexico, Argentina, Bolivia and elsewhere, unless otherwise indicated.  Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure = Metric Unit		Metric Unit = Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton (short)	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton (short)

Glossary of Terms

The glossary of terms set forth under the heading “Glossary of Terms” of this Annual Information Form contains definitions of certain terms used herein.

Scientific and Technical Information

Scientific or technical information in this Annual Information Form relating to Mineral Reserves or Mineral Resources, except for Mineral Resources relating to the Navidad property, is based on information prepared under the supervision of, or has been reviewed by, Michael Steinmann, P.Geo., Executive Vice President, Geology and Exploration of the Company and Martin Wafforn, P.Eng., Vice President, Technical Services of the Company.  Scientific or technical information relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Michael Steinmann.  Scientific and technical information herein relating to the Navidad property is based on information contained in the Navidad Technical Report (as defined below) and the disclosure in this Annual Information Form relating thereto has been reviewed and consented to by Michal Steinmann, Martin Wafforn and Pamela De Mark, P.Geo., Director of Resources for the Company, the experts involved in the preparation of the applicable sections of the Navidad Technical Report.  In particular, scientific or technical information in this Annual Information Form relating to the estimation of Mineral Resources for the Navidad property was prepared by Pamela De Mark.  All other disclosures of scientific and technical information contained in the descriptions of Pan American’s mineral properties were prepared under the supervision of Michael Steinmann and Martin Wafforn.

Each of Michael Steinmann, Martin Wafforn, and Pamela De Mark is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Scientific and technical disclosure in this Annual Information Form for the Company’s material properties is based on Technical Reports prepared for those properties in accordance with NI 43-101.  The technical information in this Annual Information Form has been updated with current information where applicable.  The Technical Reports are as follows:

•	a report entitled “43-101 Technical Report – Huaron Property, Cerro de Pasco, Peru” dated effective December 31, 2006 (the “Huaron Report”) relating to the Huaron mine;
•	a report entitled “Morococha Property Technical Report, Yauli Province, Peru” dated effective December 30, 2007 (the “Morococha Report”) relating to the Morococha mine;
•	a report entitled “Technical Report for the Quiruvilca Property, La Libertad, Peru” dated effective July 31, 2007 (the “Quiruvilca Report”) relating to the Quiruvilca mine;
•
a report entitled “Feasibility Study Volume I – NI-43-101 Technical Report for Alamo Dorado Project, Alamos, Sonora, Mexico” dated March 31, 2005 (the “Alamo Report”) relating to the Alamo Dorado mine;

•	a report entitled “Technical Report for the La Colorada Property, Zacatecas, México” dated effective September 30, 2007 (the “La Colorada Report”) relating to the La Colorada mine;
•	a report entitled “Manantial-Espejo Project Canadian Standard NI 43-101, Santa Cruz Province, Argentina” dated March 2006 (the “Manantial Report”) relating to the Manantial Espejo mine;
•	a report entitled “Technical Report for San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “San Vicente Report”) relating to the San Vicente mine; and
•
a report entitled “Pan American Silver Corp.: Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Navidad Technical Report”) relating to the Navidad property,

(collectively, the “Technical Reports”).

The Technical Reports have been filed on SEDAR at www.sedar.com.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form and the documents incorporated by reference have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this Annual Information Form and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and information with respect to mineralization and Mineral Reserves and Mineral Resources contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, these documents use the terms ‘‘Measured Resources’’, ‘‘Indicated Resources’’ and ‘‘Inferred Resources’’.  U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards.  U.S. investors should also understand that ‘‘Inferred Resources’’ have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Under Canadian securities laws, disclosure must not be made of the results of an economic analysis that include ‘‘Inferred Resources’’, except in certain cases.  Disclosure of ‘‘contained ounces’’ in a Mineral Resource is a permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute ‘‘reserves’’ by SEC standards as in place tonnage and grade, without reference to unit measures.  U.S. investors are cautioned not to assume that any part of a ‘‘Measured Resource’’ or ‘‘Indicated Resource’’ will ever be converted into a ‘‘reserve’’.  It cannot be assumed that all or any part of ‘‘Inferred Resources’’ exist, are economically or legally mineable or will ever be upgraded to a higher category.

CORPORATE STRUCTURE

Incorporation

The Company is the continuing corporation of Pan American Energy Corporation, which was incorporated under the Company Act (British Columbia) on March 7, 1979.  The Company underwent two name changes by way of amendment to its memorandum, the last occurring on April 11, 1995, when the present name of the Company was adopted.  Amendments to the memorandum of the Company to date have been limited to name changes and capital alterations.  In May 2006, the Company obtained shareholder approval to amend its memorandum and articles, including the increase in its authorized share capital from 100,000,000 to 200,000,000 common shares, in connection with the Company’s required transition under the Business Corporations Act (British Columbia).

The Company’s head office is situated at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

The Company’s web site can be found at www.panamericansilver.com.

Capital Structure

The Company’s authorized share capital consists of 200,000,000 common shares without par value.  The holders of common shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of the Company; and (iii) receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the common shares.

Subsidiaries

A significant portion of the Company’s business is carried on through its various subsidiaries.  The following table and charts (set out by jurisdiction of the respective mineral properties) show, as at the date of this Annual Information Form, the significant subsidiaries, joint ventures and associated companies of the Company, including their respective jurisdictions of incorporation and the percentage of voting securities in each that are held by the Company directly or indirectly:

Name	Jurisdiction
Corner Bay Silver Inc. (“Corner Bay”)	Canada
Aquiline Resources Inc. (“Aquiline”)	Ontario
Absolut Resources Inc. (“Absolut”)	Yukon
Pan American Minerals, Inc. (“Pan American U.S.”)	Nevada
Pan MacKenzie Resources Inc.	Delaware
Pan American Silver (Barbados) Corp. (“Pan American Barbados”)	Barbados
Aquiline Holdings Inc. (“Aquiline Barbados”)	Barbados
Pico Machay Cayman Limited (“PM Cayman”)	Cayman Islands
Plata Panamericana (Spain) S.L.	Spain
Pan American Silver (Spain) S.L.	Spain
Minera Triton Argentina S.A. (“MTA”)	Argentina
Minera Aquiline Argentina S.A. (“MAA”)	Argentina
Minera Argenta S.A. (“MASA”)	Argentina

Name	Jurisdiction
PASMEX, S.A. de C.V. (“PASMEX”)	Mexico
Minera Corner Bay S.A. de C.V. (“MCB”)	Mexico
Plata Panamericana S.A. de C.V. (“Pan American Mexico”)	Mexico
Proyectos Mineros La Preciosa, S.A. de C.V.	Mexico
Pan American Silver Peru S.A.C. (“Pan American Peru”)	Peru
Pan American Silver S.A. Mina Quiruvilca (“Mina Quiruvilca”)	Peru
Compañía Minera Argentum S.A. (“Argentum”)	Peru
Minera Calipuy S.A.C. (“Minera Calipuy”)	Peru
Minera Pico Machay S.A.C. (“MPM”)	Peru
Pan American Silver (Bolivia) S.A. (“PASB”)	Bolivia

CORPORATE STRUCTURE
Argentina Properties

Pan American Silver Corp.
100%
100%
100%
100%
Pan American Silver
(Barbados) Corp.
Aquiline Resources Inc.
Plata Panamericana
(Spain) S.L.
Pan American Silver
(Spain) S.L.
98.13%
100%
35.90%
0.47%
63.63%
Minera Aquiline
Argentina S.A.
Aquiline
Holdings Inc.
Minera Triton
Argentina S.A.
Calcatreu
53.3%
12.1%
34.6%
Manantial Espejo
Minera
Argenta S.A.
Navidad

Mexico Properties

Peru Properties

Pan American Silver Corp.
100%
100%
Pan American Silver (Barbados) Corp.
Aquiline Resources Inc.
0.365%
99.63%
100%
Pan American Silver (Peru) S.A.C
Absolut Resources Inc.
54.48%
25%
20.45%
92.01%
99.9%
98.9999%
100%
Pan American Silver S.A. Mina Quirivilca
Compania Minera Argentum S.A.
Compania Minera Shalipayco S.A.C.
Minera Calipuy S.A.C.
Pico Machay Cayman Limited
0.0005%
99.9995%
Quirivilca
Huaron
Morococha
Minera Pico Machay S.A.C.
Pico Machay

Bolivia Properties

Note:  In some jurisdictions in which Pan American operates, laws require that a company operating mineral properties must have more than one owner.  As such, in some cases, a nominal interest may be held in trust for Pan American by an individual or other entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Pan American

Pan American is principally engaged in the operation and development of, and exploration for, silver producing properties and assets. Pan American’s principal product is silver, although gold, zinc, lead, and copper are also produced and sold.  At present, Pan American carries on mining operations or is developing mining projects in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver assets in each of those jurisdictions and in the United States.  With the exception of the United States, exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

Corporate Strategy and Financial Objectives

Pan American’s corporate strategy is to continuously strengthen its position as one of the world’s leading primary silver mining companies by acquiring or discovering silver resources that have the potential to be developed economically and to add meaningfully to Pan American’s production profile while lowering consolidated unit costs of production.

The key elements of Pan American’s strategy are to:

•
Increase silver production – Pan American has increased its annual silver production for 15 consecutive years since acquiring its first operating mine (Quiruvilca in Peru) in 1995, including an approximate 87% increase from approximately 13 million ounces in 2006 to approximately 24.3 million ounces in 2010.  This has been accomplished through a combination of acquisition, development and expansion efforts.  Silver production during the year ended December 31, 2010 represented an approximate 5.7% increase over the approximately 23 million ounces produced in 2009.

•
Increase Mineral Reserves and Mineral Resources – Historically, Pan American has consistently seen annual increases in its Mineral Reserves and Mineral Resources through exploration and acquisitions.  In 2010, Pan American discovered and defined approximately 27.0 million ounces of new silver Mineral Reserves which was nearly sufficient to replace the approximately 28.3 million contained ounces consumed by mining operations in 2010.  At December 31, 2010, Proven and Probable silver reserves for Pan American were approximately 230.7 million ounces, which represents a small decrease from the previous year’s total of 233.9 million ounces.  Pan American’s Measured and Indicated Mineral Resources increased by approximately 4.3 million ounces to approximately 714.8 million ounces as at the end of 2010, while Inferred Mineral Resources increased by approximately 15.8 million ounces over the previous year to approximately 245.2 million ounces.

•
Continue to be a “Low Cost Producer” – Full year 2010 consolidated cash costs to produce an ounce of silver were approximately $5.69, net of by-product credits.  Consolidated cash costs increased in 2010 for a number of reasons, including a reduction in by-product production from less gold and zinc production, an increase in certain government royalties and the industry-wide escalation of energy, labour, consumable and material costs.  Pan American’s growth strategy continues to emphasize reducing overall unit production costs.  To keep production costs down, Pan American has added newer more mechanized mines (such as Alamo Dorado and Manantial Espejo) to its portfolio of assets, and will continue to review mining plans at its operating mines in order to find greater productivities and efficiencies as well as develop financial strategies to reduce exposure to foreign currency exchange fluctuations and base metal price fluctuations.  Cash costs for 2011 are forecast at between $7.00 and $7.50 per ounce, net of by-product credits, for the full year.  The projected increase is partially as a result of expected upward-inflationary operating cost pressures, stronger local currencies relative to the United States dollar, and increased treatment charges.

•
Acquire additional silver exploration properties – Pan American actively investigates and evaluates strategic opportunities to acquire promising silver production, development and exploration properties in those jurisdictions where Pan American is presently active as well as elsewhere throughout the world.  For example, Pan American completed its acquisition of the Navidad, Calcatreu and Pico Machay properties pursuant to its acquisition of all of the issued and outstanding shares of Aquiline in January 2010.  Pan American’s exploration and acquisition focus is on silver properties with bulk mineable targets that have the possibility of possessing over 50 million ounces of silver mineralization.

•
Generate sustainable profits from mining operations – Financial performance is monitored annually against targets for operating earnings and cash flow from operations, as well as against operating measures such as production and cash costs.  Pan American continuously develops and implements tax planning strategies and seeks to organize its corporate structure and activities to optimize its overall tax position.

•
Continue to be a responsible company, committed to sustainable development – Pan American is committed to the highest standards of governance and ethics, and to operate its business in a sustainable fashion.  Pan American has operations in a number of countries and across diverse cultures, and because of this, its business has the potential to impact its host communities and nearby populations both positively and negatively.  Pan American’s goal is to minimize the negative impacts and maximize the benefits garnered to local populations, while at the same time achieving success from a business perspective.  Pan American conscientiously strives to operate within a framework of moral principles and values and to engage and interact regularly, and in an open and honest way, with governments, shareholders, employees, local communities, business partners and other stakeholders affected by Pan American’s operations.  Pan American is aware that its business is in many ways dependent on these various stakeholders and views establishing relationships of mutual trust and respect as important.  By building such relationships and conducting itself in a transparent manner, Pan American can further the exchange of information, address specific concerns of stakeholders and work cooperatively and effectively towards achieving Pan American’s goals while at the same time being accountable and responsible to those affected by Pan American.

Developments Over the Last Three Financial Years

During the last three financial years Pan American has undertaken the following:

•
2008 – (i) increased annual consolidated silver production to approximately 18.7 million ounces, the largest contributor being Alamo Dorado, which produced approximately 6.1 million ounces of silver in 2008; (ii) substantially completed construction and began production at the Manantial Espejo mine, making its first pour of silver and gold doré on December 29, 2008; (iii) substantially completed the expansion of the San Vicente mine and increased San Vicente’s production by approximately 33% compared to 2007; (iv) completed over 99,600 metres of exploration drilling at its existing sites and development properties;  and (v) entered into a $70 million revolving credit facility.

•
2009 – (i) increased annual consolidated silver production to approximately 23.0 million ounces; (ii) acquired control of Aquiline pursuant to a friendly take-over offer in the fourth quarter of 2009 and thereby became the owner of the Navidad property, one of the largest undeveloped silver deposits in the world; (iii) completed an equity financing, the gross proceeds of which totalled approximately $103.5 million; (iv) entered into a joint venture arrangement with Orko Silver Corp. to obtain a 55% interest in the early-stage La Preciosa project in Mexico; (v) completed its first full year of production at the Manantial Espejo mine, which produced approximately 3.8 million ounces of silver and nearly 72,000 ounces of gold for the year; (vi) completed the expansion and commenced commercial production at the San Vicente mine; and (vii) conducted over 98,930 metres of exploration drilling on Pan American’s existing mine sites and exploration properties, contributing to a 5% increase in Pan American’s Proven and Probable Mineral Reserves.

•
2010 – (i) increased annual consolidated silver production to approximately 24.3 million ounces, the largest contributor remaining Alamo Dorado, which produced approximately 6.7 million ounces of silver in 2010; (ii) completed the acquisition of Aquiline by way of compulsory acquisition; (iii) invested approximately $37.5 million in, and substantially completed a preliminary assessment on, the Navidad project; (iv) invested approximately $10 million in exploration and delineation drilling, metallurgical testing, and engineering activities on the La Preciosa joint-venture; (v) completed the first full year of production from the expanded San Vicente mine, which produced approximately 3.2 million ounces of silver for the year, 3.0 million of which was attributed to Pan American; (vi) performed a tax consolidation of certain of the Company’s Mexican subsidiaries and completed the merger of Minera Triton Argentina S.A. with Minera Alto Valle S.A., both subsidiaries of the Company that held and operated the Manantial Espejo mine; (vii) increased the availability under Pan American’s corporate credit facility from $70 million to $150 million; and (viii) conducted over 110,000 metres of diamond drilling on Pan American’s existing mine sites.

Significant Acquisitions

In January 2010, the Company completed its acquisition of all of the issued and outstanding shares of Aquiline by way of a compulsory acquisition under the Business Corporations Act (Ontario).  The Company had originally acquired shares of Aquiline by its takeover bid made by way of a takeover bid circular dated October 31, 2009.  The Company filed a business acquisition report for this significant acquisition on SEDAR on February 22, 2010.

Outlook for 2011

In 2011, Pan American expects to produce between 23 and 24 million ounces of silver and to execute approximately 108,000 metres of diamond drilling in brownfield projects.  In addition, Pan American plans to invest approximately $12 million in greenfield exploration activities at selected properties in Mexico, Peru and Argentina.  Pan American is planning to invest approximately $54 million in sustaining capital and $67 million on project development in 2011.

Pan American has added several development projects to its portfolio since the end of 2009.  The Company concluded its acquisition of Aquiline in January 2010 and as a result, acquired the rights to the Navidad, Calcatreu and Pico Machay properties. In addition, in October 2009, the Company and Orko Silver Corp. entered into a formal joint venture agreement in respect of the La Preciosa silver project in the state of Durango, Mexico.

Pan American completed and filed a preliminary assessment on the Navidad project in January 2011 and intends to invest approximately $45 million towards Navidad’s continued development in 2011, including approximately $16 million for definition drilling.  The remainder of the spending will be directed towards preparation of an environmental impact assessment, tailings site and geotechnical evaluation, metallurgical studies, basic engineering designs and the completion of a full feasibility study by the end of 2011.  Similarly, work at the La Preciosa project in 2011 will initially focus on completing additional work to evaluate alternative extraction and development scenarios to maximize the project’s economics and the Company intends to complete a preliminary assessment on the project by mid-year 2011.

Pan American will continue to investigate, evaluate and, where appropriate, acquire additional silver production, exploration and development properties.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Products and Operations

Pan American’s principal products and sources of sales are silver and gold doré and silver bearing zinc, lead, and copper concentrates.  In 2010, the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo and San Vicente mines accounted for virtually all of Pan American’s production of concentrates and doré.  Information related to Pan American’s segmented information is set forth in Note 17 to the Consolidated Financial Statements and is referred to in the Management’s Discussion and Analysis of the Company for the year ended December 31, 2010 (the “MD&A”) under the heading “Operating Performance”.

Consolidated production for the year ended December 31, 2010 was as follows:

	Huaron	Morococha1	Quiruvilca	Alamo Dorado	La Colorada2	San Vicente3	Manantial Espejo	Total
Tonnes milled	704,094	619,819	323,427	1,675,952	345,697	271,483	717,463	4,657,936
Grade
Silver - g/t	170.61	151.92	141.35	146.56	378.49	388.54	191.17	N/A
Gold - g/t	0.31	0.33	1.29	0.38	0.52	-	2.81	N/A
% Zinc	2.43	2.88	2.88	-	2.09	2.29	-	N/A
% Lead	0.91	1.05	1.05	-	0.91	-	-	N/A
% Copper	0.39	0.38	0.38	-	-	0.25	-	N/A

Production
Ounces silver	2,987,280	2,632,790	1,245,030	6,721,258	3,701,568	3,033,046	3,964,822	24,285,794
Ounces gold	1,525	2,329	1,801	16,746	4,312	-	62,843	89,555
Tonnes zinc	10,216	15,228	10,058	-	2,940	4,661	-	43,103
Tonnes lead	4,346	4,927	2,989	-	1,366	-	-	13,629
Tonnes copper	1,654	1,532	1,434	89	-	512	-	5,221
_______________

1	Morococha data represents Pan American’s 92.2% interest in mine production.
2	La Colorada zinc and lead grades are for sulphide ore only.
3	San Vicente data represents Pan American’s 95% interest in mine production.

Doré

Pan American’s principal buyers of silver and gold doré from its Alamo Dorado, La Colorada, and Manantial Espejo mines, once refined, are international bullion banks and traders.  Silver and gold doré is delivered to refineries in Mexico, Germany, and the United States, and subsequently transferred to the accounts of its buyers.

Concentrate

Pan American’s principal markets for copper concentrates are Peru, Japan and Canada. The majority of the Peruvian copper concentrates and all stockpile ore were traditionally sold to Doe Run Peru’s metallurgical complex in La Oroya, Peru.  However, in 2009, the Doe Run Peru complex experienced financial difficulties and Pan American was unable to continue sales to the smelter.  As a result, Pan American entered into a number of contracts with other smelters and traders for these concentrates.

Pan American’s principal markets for zinc concentrates are Peru, Korea, Brazil, Mexico and Spain.  Zinc concentrate is delivered to Peruvian and Mexican customers by truck.  Zinc concentrates are delivered to customers in Japan, Brazil, and Spain first via truck to ports in Peru, Chile, and Mexico, and from there by ship.

Pan American’s principal markets for lead concentrates are Peru, China, and Belgium.  Lead concentrates are delivered by truck to the port of Callao, Peru, and Altamica, Mexico and from there by ship.

Please see the discussion under “Risks Relating to Pan American’s Business – Smelter Supply Arrangements” and “Risks Relating to Pan American’s Business – Trading Activities and Credit Risk”.

Competitive Conditions

The mining industry is intensely competitive, particularly in the acquisition of additional Mineral Reserves and Mineral Resources in all of its phases of operation, and Pan American competes with many companies possessing similar or greater financial and technical resources.

Pan American’s competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through the lows of the metal price cycles.  Costs are governed to a large extent by the location, grade and nature of Pan American’s Mineral Reserves as well as by operating and management skills.  In contrast with diversified mining companies, Pan American focuses on silver production, development, and exploration, and is therefore subject to unique competitive advantages and disadvantages related to the price of silver and to a lesser extent, the price of base metal by-products.  If silver prices substantially increase, Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver.  Conversely, if silver prices substantially decrease, Pan American may be at a competitive disadvantage to diversified mining companies.

Employees

At the end of 2010, Pan American had over 4,600 employees and nearly 2,500 contractors.  The majority of those employees and contractors were working at Pan American’s operations in South America and in Mexico, although the Company had 38 employees at its head office in Vancouver as at December 31, 2010.  Pan American’s Peruvian operations had approximately 4,600 total employees and contractors, while its Bolivian operations had approximately 600 employees and contractors, its Argentinean operations had approximately 850 employees and contractors and its Mexican operations had approximately 1,000 employees and contractors.

Some employees of Pan American and its contractors are unionized.  In particular, unions have been established at its operations in Peru, Argentina, and Bolivia.  Although Pan American has reached agreements with its various unions and places significant emphasis on maintaining positive relationships with the unions and employees, it has experienced labour strikes and work stoppages in the past.  Should they occur, some labour strikes and work stoppages have the potential to materially affect Pan American’s operations and thereby adversely impact Pan American’s future cash flows, earnings, production, and financial conditions.

Research and Development

Pan American conducts research and development activities through its feasibility work in order to develop improved production processes and exploration techniques.  Costs associated with this work are expensed as incurred.  Pan American did not incur any significant research and development costs during 2008, 2009 or 2010.

Working Capital

Management of Pan American believes that its working capital of approximately $433.8 million as at December 31, 2010, plus its expected operating cash flows in the future, is sufficient to sustain funding for projects currently underway, capital expenditures in connection therewith, and to discharge current estimated liabilities as they come due in the foreseeable future.  In addition, the Company made certain amendments to its existing $70 million credit facility and in early 2011, which increased the amount available under the facility to $150 million.  As at December 31, 2010, there were no drawings under this facility.

Environment

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  To the best of management’s knowledge, Pan American’s activities in 2010 were, and continue to be, in compliance in all material respects with such environmental regulations applicable to its mining operations, development, and exploration activities.  The Company has implemented an environmental policy and a health and safety policy in which the Company accepts its corporate responsibility to practice environmental protection and provide a safe and healthy workplace for its employees, and commits to comply with all relevant industry standards, environmental legislation and regulations in the countries where it carries on business.

During 2010, reviews of the environmental performance of all the operations and projects were conducted by the Company’s Director, Environmental Affairs.  The reviews included inspections of the mine and project sites with key operations personnel, a review of environmental monitoring program procedures and results and a review of principal environmental issues related to each of these operations.  The key observations and recommendations from the reviews are reported monthly to senior management and quarterly to the Board of Directors.  In addition to the periodic reviews, detailed Corporate Social Responsibility (“CSR”) Audits are conducted periodically.  These audits review environmental compliance and environmental and social performance.  During 2010, CSR Audits were conducted of the operations at Morococha, Huaron, Quiruvilca, and San Vicente.

Pan American's Huaron, Morococha, Quiruvilca, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente operations were all inspected by government agencies in 2010 and no material issues were observed during these inspections.

Peru has proposed changes to its liquid effluent discharge limits.  Pan American has implemented a baseline assessment at each of its three operating mines in Peru in order to assess the potential impact of these changes to water treatment practices at each operation.  Pan American has proactively implemented changes in order to be in a better position to meet new discharge limits.

Pan American submitted an environmental impact assessment (“EIA”) for the Morococha mine to the Peruvian Ministry of Mining for evaluation.  The EIA was for the construction of a new process plant.  The EIA has gone through the public disclosure process and it is currently in the final approval stage.

Key accomplishments during 2010 related to the environmental management of the mines and development projects include:

•
Pan American’s Peruvian operations received the prestigious Premio Desarrollo Sostenible 2010 award (“2010 Sustainable Development Award”) in the category of Esfuerzos de Promoción en el Desarrollo Local - Minería (“Promotion Initiatives for Local Development – Mining”) for its exemplary work in social and environmental management and the positive effect it has brought to the Peruvian communities where Pan American operates;

•
San Vicente won third place for the Best CSR Community Driven Project in Bolivia from the National Chamber of Industry.  236 companies competed in the category which included all types of industries including banks and petroleum;

•
Alamo Dorado concluded the draft protocol on agricultural research to be submitted to the National Institute of Research on Forestry, Agricultural and Livestock (“INIFAP”).  The projects include evaluating cultivation in greenhouses, shade and natural environment;

•	La Colorada received authorization from the Mexican Secretary for Environmental and Natural Resources (“SEMARNAT”) on the EIA for an extension of five years;
•	the EIA for the new tailings dam at La Colorada, which will be used for sulfides tailings, has been prepared and presented to the authorities;
•	baseline data collection conducted at the La Preciosa project;
•	the La Colorada operation was re-certified as a “Clean Industry” by the environmental agency of Mexico; and
•	two of the Company’s subsidiaries, Plata Panamericana S.A. de C.V. and Minera Corner Bay S.A. de C.V., were each certified by the Mexican Center for Philanthropy as a “Socially Responsible Company”.

In the financial year-end dated December 31, 2010, Pan American’s environmental expenditures for concurrent reclamation were approximately $1.05 million.  The Company has estimated the aggregate present value of expenditures required for closure and reclamation costs in respect of the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, and San Vicente mines to be approximately $69.5 million, which is an increase over the estimate of $67.1 million at December 31, 2009.  The increase in estimated closure and reclamation costs is primarily due to allowance for inflation and the result of $0.9 million in revisions made to the reclamation obligations as a result of increased site disturbance and development at Quiruvilca, La Colorada, and Alamo Dorado.

Other than specific environmental concerns discussed in this Annual Information Form, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.  It is difficult to estimate closure and reclamation costs and actual costs may vary, perhaps materially, from estimates and investors are cautioned against attributing undue certainty to these estimates.  The reclamation and closure costs estimate for each of the operating mines and development projects was updated to reflect the conditions as of December 31, 2010.

Health and Safety

The Company has implemented a health, safety and environment policy in which Pan American accepts its corporate responsibility to provide a safe and healthy workplace for its personnel, and commits to comply with all relevant industry standards, legislation, and regulations in the countries where it carries on business.  The policy is reviewed annually to ensure that it remains current, if not ahead, of industry standards and best practices.

In 2005, the Company introduced regular, informal safety audits at all of its operations, increased the frequency of, and requirements for, training programs, and purchased more advanced mine rescue equipment. Periodically, formal corporate health and safety audits are also conducted at Pan American’s operating mines and active development properties.  As with previous years, in 2010, each of Pan American’s operating mines were subject to an informal safety audit where particular focus was placed on a review of emergency preparedness, health and safety systems, safety training, and the general condition of each mine.  The Company’s Director of Health and Safety participates in the formal audits, as well as safety managers and operations supervisors from other Pan American operations.  Management reports health and safety findings and mitigation progress to the Company’s Board of Directors on a regular basis.

During 2010, Pan American focused on introducing new safety programs and training at its operating mines in Peru as well as maintaining excellent safety records at the other mines and development projects.  Total hours worked at operating mines and active development projects increased by approximately 6% versus 2009 while the number of lost time injuries (“LTI”) increased by approximately 38%.  Pan American recorded a lost time injury frequency (“LTIF”) of 2.33 during 2010 versus 1.79 during 2009 and 2.55 in 2008.  LTIF is calculated as follows:

In 2005, the Company introduced the “Chairman’s Safety Award” that is presented to the Pan American mine with the best overall safety performance.  In 2009, this award went to the La Colorada mine and in 2010, the winner of the award was the Manantial Espejo mine which, amongst other accomplishments, operated the entire year without a single LTI.

During 2010, the Alamo Dorado and La Colorada mines were each awarded the “Casco de Plata” trophy by CAMIMEX for being the mines with the best safety record in Mexico in the categories of open pit mine with less than 5,000 employees and underground mine with more than 500 employees, respectively.

Pan American will continue to make substantial investments in its safety programs throughout 2011, particularly through the implementation of more training programs, and will continue safety audits as required in order to measure and adjust the success of these programs.

Operating and Development Properties

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by Pan American as being material: the Huaron mine, the Morococha mine, the Alamo Dorado mine, the La Colorada mine, the Manantial Espejo mine, the San Vicente mine and the Navidad property.  The Company does not consider the Quiruvilca mine to be a material property for the purposes of NI 51-102.  In addition, the Company does not consider the stockpiles or any of Pan American’s other development or investment properties, including the La Preciosa project, to be material properties for the purposes of NI 51-102.

                Mineral Reserve and Mineral Resource Estimate Information

The process for economic assessment of the Mineral Reserves and Mineral Resources at Pan American’s operating mines and those development projects that have previously been the subject of a positive feasibility study and/or a NI 43-101 technical report is as follows:

Each resource block at each mine or project is assigned a resource confidence rating based on CIM Standards, as well as tonnes and metal grades, typically using MineSight, Datamine, AutoCAD, database and/or Excel software.

Mining parameters such as dilution and losses due to pillars or mining are applied to the resource blocks based on experience with the expected mining method for the block at the particular mine or, in the case of projects, on the basis of engineering studies.  These factors are reviewed and adjusted on at least an annual basis using information from a number of geologic and engineering observations including reconciliation data to the tonnes and grades measured in the process plant.

For the Huaron, Morococha, La Colorada, and San Vicente mines, metal price factors are calculated for each mine using a Microsoft Excel spreadsheet to manipulate the data.  A separate factor is calculated for each of the metals of economic significance at the particular mine.  These metals (not necessarily in order of overall economic significance) are: silver, zinc, lead, copper, and gold.  The key inputs used in order to determine the factors are: metal prices established for Mineral Reserve and Mineral Resource estimation each year, metallurgical recovery for each metal in each concentrate, expected grade of concentrate, any elements that are present that detract from the value, the costs of smelting and or refining, escalator and de-escalator for each metal, the percentage of each metal payable by the smelter or the refinery, the cost of transporting concentrate or doré to the smelter or refinery including insurance and other costs that may be incurred in the process of selling the product like port fees and cost of concentrate storage and handling.  In the case of the Huaron mine, individual factors are determined separately for the main ore veins or structures in order to account for variances in metallurgical recovery.  The La Colorada mine has separate factors for oxide and sulphide ores as these two types of ore are processed in separate plants.

The factors are applied to the metal grades in each of the resource blocks and summated in order to estimate a net smelter return value per tonne for each of the blocks in the resource model.

In order to determine if a block can be reasonably believed to be economic, estimated mine operating costs are used to determine the value per tonne that is required from each block in each area of the mine.  Blocks that are in the Measured and Indicated category that form part of a previously created mine plan are then converted to Proven and Probable Reserves.  Measured resource blocks are converted into either Proven or Probable Reserves, and Indicated resource blocks are converted into Probable Reserves all at the discretion of, and based on the experience of, Michael Steinmann, Executive Vice President, Geology and Exploration and Martin Wafforn, Vice President, Technical Services.  Measured and Indicated resource blocks that do not fit into a mine plan are either in an area of the mine where a development decision has not been made, or are in an area where more information is required to determine mineability, but remain as Measured and Indicated resource blocks as long as they are potentially economic.  Inferred resource blocks remain as Inferred Resources as long as the estimated grade is such that they will be potentially economic.  A cut-off value per tonne is established each year for the major areas of each mine or project.

The metal prices used for the December 31, 2010 Mineral Reserve and Mineral Resource estimations are as follows 1:

Silver	US$/ounce	$18.00
Zinc	US$/tonne	$1,950
Lead	US$/tonne	$1,950
Copper	US$/tonne	$6,500
Gold	US$/ounce	$1,100
_______________
1.	Metal prices valid for all Pan American mines except:
(a) Navidad which used $12.52 per ounce of silver and $1,102 per tonne of lead to estimate Mineral Resources.
(b) Calcatreu which used $12.50 per ounce of silver and $650 per ounce of gold to estimate Mineral Resources.

The cut-off (in $/tonne) for Mineral Reserve and Mineral Resource factors at the Huaron, Morococha, La Colorada, Manantial Espejo, San Vicente, and Quiruvilca underground mines are shown in the following table:

	Mineral Reserve Cut-Off ($/tonne)	Mineral Resource Cut-Off ($/tonne)
Huaron – Above 500 level	63.00	56.00
Huaron – 250 to 500 levels	64.00	57.00
Huaron – Below 250 level	68.00	61.00
Morococha – Average	58.51	51.51
La Colorada – Candelaria oxide	83.33	83.33
La Colorada – Candelaria sulphide	73.42	73.42
La Colorada – Estrella oxide	74.45	74.45
La Colorada – Recompensa sulphide	66.23	66.23
Manantial Espejo – Open Pit	40.47	40.47
Manantial Espejo – Longhole Open	113.53	40.47
Manantial Espejo – Melissa and Sol Sur (narrow)	124.63	40.47
Manantial Espejo – Maria (narrow)	113.53	40.47
Manantial Espejo – Cut and Fill	120.63	40.46
San Vicente – Shrinkage	83.40	44.00
San Vicente – Avoca longhole	72.90	44.00
Quiruvilca – Upper mine	79.00	42.00

The cut-off values per tonne for the Huaron mine are separated by level in the mine; the cut-off costs below the 250 level are higher in order to account for the cost of pumping water up to the drainage level as well as additional haulage and ventilation.  The cut-off value per tonne for the Morococha mine is the average applied for the mine; there are seven mining areas at the Morococha mine that have individual cut-off value per tonne estimates.  La Colorada has specific cut-offs for oxide and sulphide ore and are also separated by operating mine.  With the exception of Manantial Espejo, Quiruvilca, and San Vicente, these are all values that pay at a minimum the variable costs of production (incremental ore).  As the average value per tonne of the Mineral Reserve is higher than these minimum values, the mine plans at each operation are designed to ensure that the fixed costs of the operation are paid by the higher-grade ore.  At each of the operations shown in the table, the current throughput capacity of the process plant(s) is either greater than the capacity of the mine, or the mine would not be able to produce enough ore to keep the mill operating at full capacity without the addition of incremental ore.  The cut-off values per tonne for San Vicente are based on the full expected operating costs from the shrinkage and the Avoca mining methods.  The cut-off values per tonne for Manantial Espejo are based on the full expected operating costs.

The Alamo Dorado open pit mine uses a cut-off grade that varies by each block, primarily as a function of the copper grade and expected cyanide consumption during the treatment process.  The lowest value for cut-off grade used at Alamo Dorado is 56 grams per tonne (“g/t”) silver equivalent grade.  The metallurgical recoveries for gold and silver are estimated for each block using the following formulae:

Silver recovery = 0.95 - 5 / silver grade (g/t) – 0.0005 * copper grade (ppm)

Gold recovery = 0.95 - 0.001 / gold grade (g/t) – 0.0005 * copper grade (ppm)

The Alamo Dorado cut-off has a cost basis that includes the full milling and tails storage cost (including a variable cyanide cost based on the copper grade), the differential mining cost between ore and waste, the administration cost at the time of milling low grade ore and the low grade re-handle cost.  Processing cost is correlated to rock hardness which in turn is correlated to depth; for 2010 this amount is determined using the following formula:

Processing cost = $21.79 per tonne - $0.0057 * elevation

For all ores at Manantial Espejo, the metallurgical recovery of the plant was assumed to be 95% for gold. Metallurgical recovery of silver for the Melissa deposit was assumed to be 85% and for all other ores to be 93.57%.  Payable amounts in the doré product of the mine are assumed to be 99.75% for silver and 98.87% for gold.  The nominal value per tonne cut-off used to define underground longhole stoping ore and Maria narrow ore was $113.53 per tonne.  The nominal cut-off used to define underground Melissa and Sol Sur narrow ore was $124.63 per tonne and Concepcion cut and fill stoping ore was $120.63 per tonne.  In all Mineral Reserves, the cited cut-offs were converted to a silver equivalent grade using a silver to gold equivalency ratio of 62.48 to 1 with the exception of Melissa and Sol Sur where a silver to gold equivalency ratio of 68.77 to 1 was used.  The silver equivalent cut-off grades used were 232 g/t AgEq for longhole stoping and Maria narrow ore, 280 g/t AgEq for Melissa and Sol Sur narrow ore, and 246 g/t AgEq for shrinkage Concepcion cut and fill stoping.  The Mineral Reserve panels were then visually defined using the cited cut-offs with a long section display of silver equivalent grade.  However, once the Mineral Reserve panels were defined, all recovered material inside of the Reserve panels was defined as ore regardless of grade (i.e. 100% of the Reserve panels will be mined with the exception of pillars that are excluded when the stoping blocks are designed).  The Mineral Reserves for open pit ores were calculated using industry standard optimization software, pits were then designed and the resultant information summarized.  In general, the total of the mine re-handling, processing, and administration costs used for estimation of the Mineral Reserves in the open pit mines was $40.47 per tonne.

Mineral Resources for all deposits at Navidad are reported above a cut-off grade of 50 g/t AgEq.  The most likely cut-off grade for these deposits is not known at this time and must be confirmed by the appropriate economic studies.  Silver equivalent grades are determined without consideration of variable metal recoveries for silver and lead.  A silver price of $12.52 per ounce and lead price of $0.50 per pound were used to derive the following equivalence formula:

AgEq = Ag + (Pb * 10,000 / 365).

Mineral Resources for Pico Machay are reported above a nominal 0.2 g/t Au cut-off grade.

Mineral Resources for Calcatreu are a summation of three sets of assumptions for being potentially economic, namely (i) open pit and processing plant with Mineral Resources reported above a cut-off of 1.04 g/t gold; (ii) heap leach ore with a cut-off of 0.34 g/t gold, and (iii) underground and processing plant with a cut-off of 2.1 g/t AuEq with gold equivalence determined as follows:

AuEq = Au + (Ag/63.2).

Although Pan American believes that its Mineral Reserve and Mineral Resource estimates will not be materially impacted by external factors such as metallurgical, safety, environmental, permitting, legal, taxation, and other factors disclosed in this Annual Information Form, there can be no assurance that they will not be impacted.  There are numerous uncertainties inherent in estimating Mineral Reserves and Resources.  The accuracy of any Mineral Reserve and Mineral Resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment.  Results from drilling, testing, and production, as well as a material change in metal prices or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates and may differ, perhaps materially, and investors are cautioned against attributing undue certainty to Mineral Reserves and Mineral Resources.

I.           Operating Properties

A.           Peru

(i)           Huaron Mine

Ownership and Property Description

The Huaron mine is owned and operated by Mina Quiruvilca, an entity in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity.  Mina Quiruvilca was formed effective January 2006 through a merger between Pan American Silver S.A.C. Mina Quiruvilca and Compañía Minera Huaron.

The Huaron mine is an underground silver mine located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 kilometres northeast of Lima.  The property consists of 252 concessions spanning over 63,822.2 hectares.  Pan American has the exclusive right on all of these concessions to explore, develop and exploit as well as the right to market the products.  To the Company’s knowledge, all permits and licences required for the conduct of mining operations at Huaron are currently in good standing.

Certain statements in the following summary of the Huaron property are based on and, in some cases, extracted directly from the Huaron Technical Report.

Location, Access, Climate and Infrastructure

The Huaron mine lies on the eastern flank of the West Cordillera branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level. Access to the Huaron mine is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a 35 kilometre road between Unish and the Huaron mine.  A program by the Peruvian government to upgrade the road to a paved highway between Unish and the Huaron mine is mostly complete.

The topographical relief at the mine site is hilly and uneven with local slopes of more than sixty degrees.  Natural vegetation consists mainly of grasses forming meadows.  These meadows have permitted development of varied livestock operations. The climate at the mine site is classified as “cold climate” or “boreal” with average annual temperatures ranging from three to ten degrees Celsius.  The Huaron mine operates throughout the entire year.

The primary source of power for the Huaron mine is the Peruvian national power grid. The supply of water has been abundant and is provided by local lakes and rivers.

Peru’s economy is dependent on mining and currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Huaron mine is not subject to any royalties or encumbrances other than the mining royalty tax described under “Taxation” in the following Huaron mine section of this Annual Information Form.

Taxation

The principal taxes of Peru affecting the Huaron mine include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, refundable value added tax and Peruvian mining royalty tax.

The Huaron operation generated income tax provisions of approximately $5.4 million, $2.9 million and $4.0 million in 2010, 2009, and 2008, respectively.  In addition, employee profit sharing taxes of approximately $1.4 million, $0.2 million and $0.8 million were generated in 2010, 2009, and 2008, respectively.

Huaron’s revenue for 2010 was approximately $75.8 million.  In June 2004, Peru’s Congress approved a new bill that allows royalties to be charged on mining projects.  These royalties are payable on Peruvian mine production at the following progressive rates:  (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million.  This royalty is a net smelter returns royalty, which cost is deductible for income tax purposes.  The total royalty tax on Huaron’s production amounted to approximately $1.2 million in 2010, $0.8 million in 2009, and $0.9 million in 2008.

History

The Huaron mine is an underground mine with narrow and wide veins of silver-rich base metal sulphides, as well as replacement mineralization in conglomerates and dissemination in sediments.  The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987.  In 1987 the mine was sold to Mauricio Hochschild and Cia Ltda.  Prior to its acquisition by Pan American, approximately 22 million tonnes of silver-rich base metals sulphide ore were mined from the Huaron property.  Silver was the main constituent, contributing about 49% of the historic sales value, with zinc, lead and copper, 33%, 15% and 3% respectively, making up the remainder.  Ore from the mine was processed on-site by crushing, grinding, and differential flotation to produce copper, lead and zinc concentrates.

In April 1998, a portion of the lakebed of nearby Lake Naticocha collapsed and water from the lake flowed into the adjacent Animon mine (operated by an unrelated company) and, through interconnected tunnels, the water entered and flooded the Huaron mine, causing its closure.

After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed, and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual mine re-opening.  The water level in the lake, which provided the source of floodwater, is currently maintained well below the level where it flooded into the old workings and the Company does not expect a threat of further flooding.  The Animon mine, in accordance with a settlement agreement reached with Cía. Minera Huaron S.A., in September 2000, constructed a channel to route water around the lake to provide water for the Huaron mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

Geology and Mineralization

The main lithology in the area of the Huaron mine is a sequence of continental “redbeds” consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age.  These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation.  To the west of the mine, a series of andesites and dacites are outcropping, which are part of the mid to lower Tertiary Calipuy Formation.  A series of sub-vertical porphyritic quartz monzonite dykes, generally strike north-south and cut across the mine stratigraphy.

The rocks in the central part of the mine and at lower elevations are principally thinly bedded marls and sandstones known as the lower redbeds.  In the eastern side of the mine the upper redbeds occur consisting of a calcareous Sevilla chert that overlies sandstones and marls.  The bottom of this sequence consists of the Barnabe quartzite conglomerate.  On the western side of the mine, the stratigraphy consists of a series of interbedded conglomerates and sandstones.  The conglomerate contains poorly sorted limestone and quartz clasts in a sandy matrix.

The Huaron mine is located within an anticline formed by east-west compressional forces.  The axis of the anticline is approximately north-south striking and gently plunging to the north.  There are two main fault systems: (i) north-south striking thrust faults, parallel to the axis of the anticline; and (ii) east-west striking tensional faults. The intrusives strike in two principal directions: N70°E and S10°E.  Most of the area is covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline.  These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

The Huaron mine is a polymetallic deposit (hosting silver, lead, zinc, and copper) consisting of mineralized structures probably related to Miocene monzonite dykes principally within, but not confined to the Huaron anticline.  Mineralization is encountered in veins parallel to the main fault systems, in replacement bodies associated with the calcareous sections of the conglomerates and other favourable stratigraphic horizons, and as dissemination in the monzonitic intrusions at vein intersections.

The first pulse of mineralization was associated with the emplacement of intrusive bodies and the subsequent opening of structures, during which zinc, iron, tin, and tungsten minerals were deposited.  This was followed by a copper, lead, and silver rich stage, and finally by an antimony/silver phase associated with quartz.

More than 95 minerals have been identified at Huaron with the most important economic minerals being tennantite-tetrahydrite (containing most of the silver), sphalerite and galena.  The principal gangue minerals are pyrite, quartz, calcite and rhodochrosite.  Enargite and pyrrhotite are common in the central copper core of the mine and zinc oxides and silicates are encountered in structures with deep weathering.  Silver is also found in pyrargyrite, proustite, polybasite and pearceite.

There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones.  There is a central copper core (Zone 5) where the principal economic mineral is enargite.  The structures contain copper with pyrite and quartz.  This area was extensively mined by previous operators but, because of the high arsenic and antimony content and poor metal recoveries, further mining in this area could be problematic.  To the east and west of the central core are Zones 2, 3, and 4 where silver, lead, and zinc are found in carbonates; principally calcite and rhodochrosite.  Zone 1 to the north of the central core contains silver, lead, and zinc associated with pyrite.  Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates.  Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally sphalerite and sulfosalts with rhodochrosite.

The central core of the district has adularia-sericite alteration overprinted by strong silicification and epidote-pyrite.  This core is surrounded by a zone containing epidote-pyrite-quartz that grades outwardly to a zone containing chlorite and magnetite.  The mineralized structures are concentrated in the central core of the district but important structures continue into the outer zones.

Exploration, Drilling, Sampling and Analysis

Exploration at Huaron is conducted using a combination of underground drilling and drifting.  Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for Mineral Resource and Mineral Reserve definition.  During 2010, 16,248 metres were drilled using three drill rigs.  In addition, 3,381 metres of underground drifting were completed for Mineral Resource and Mineral Reserve definition.

Drill core is split with half remaining on-site for further reference.  Assaying, for both drill samples and underground channel samples, is done at the mine laboratory.  The quality assurance/quality control (“QA/QC”) program includes sample checks performed at an outside lab and the submission of standards to the mine lab.

Additionally, there is a QA/QC program supervised by the geology department.  It includes the submission of at least one certified standard and blank per day as well as tertiary lab check assays on 2 to 5% of the samples and 1 to 2% of the check samples.

All of the geologic activities, including sampling, are conducted under the direct supervision of the Chief Geologist at the Huaron mine.

Strategic Restructuring

In the fall of 2003, Pan American initiated a technical and economic evaluation to determine the benefits of re-engineering the main haulage system at the Huaron mine.  As a result of that evaluation, an electric locomotive haulage system was installed in expanded tunnels on the 500 level for haulage to the upper parts of the mine.  In addition, an evaluation was undertaken in 2006 to determine whether to use the existing mine shafts (not operative) to replace diesel trucks and reduce mine haulage costs from the lower levels of the mine.  During 2009, work to refurbish the D shaft continued and a decline to access the 180 level below the primary 250 drainage level was successfully completed with the construction of a permanent pumping station and back-up power supply.

During 2010, the D shaft refurbishment was completed and the shaft was put into operation.  In 2011, it is planned to install an electric locomotive haulage system on the 250 level to connect the D shaft with the North zone and to continue to develop the 180 level.

Mineral Reserves

The Company’s management estimates Proven and Probable Mineral Reserves at the Huaron mine, as at December 31, 2010, are as follows:

Huaron Mineral Reserves 1, 2
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Proven	6,284	174	2.98	1.46	0.29
Probable	4,336	173	3.05	1.46	0.26
TOTAL	10,619	174	3.01	1.46	0.28
_______________

1
Estimated using a price of $18 per ounce of silver, $1,950 per tonne of zinc, $1,950 per tonne of lead and $6,500 per tonne of copper.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.

The Huaron mine has Proven and Probable Mineral Reserves which indicate a projected mine life of at least fifteen years at current production rates.

Mineral Resources

The Company’s management estimates that Mineral Resources at the Huaron mine, as of December 31, 2010, are as follows:

Huaron Mineral Resource Estimate 1, 2
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Measured	696	153	3.76	2.38	0.56
Indicated	507	152	3.84	2.10	0.86
Inferred	7,046	161	2.78	1.39	0.27
_______________

1
These Mineral Resources are in addition to Huaron Mineral Reserves.  Estimated using a price of $18 per ounce of silver, $1,950 per tonne of zinc, $1,950 per tonne of lead and $6,500 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Resource estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.

Mining

The main mine access is via a four metre by four metre ramp which is used for truck haulage that has been recently extended below the main 250 drainage level to the 180 level and an electric locomotive haulage system on the 500 level to extract ore out of the mine.  There are two existing shafts on the property, one remains out of service.  However, during 2010, the mine completed the refurbishment of the D shaft in order to reduce mine haulage costs associated with the operation of diesel haul trucks and to allow another method of access to Mineral Reserves that are somewhat remote to the main haulage ramp.

In 2010, ore was extracted from 61 stopes on multiple veins, with approximately 33 stopes being active at any given time (in a range of 31 to 37 active stopes in a given month).  The increased mechanization of the mine over the course of the past three years has increased productivity and allowed the number of active stopes at any one time to be reduced from 58 in 2006.  The mining method is predominantly cut-and-fill using mill tailings as the backfill material.  Production from longhole stoping started in January 2009.  In 2010, a total of approximately 40,200 tonnes of ore were mined from longhole stopes on the Alianza and Llacsacocha veins.

Rehabilitation of the 500 level was completed in April 2005 in order to change the ore haulage system in the upper part of the mine from commercial 12 cubic metre-capacity trucks to electric locomotives.  This will continue to result in savings in operating costs and provide access to new zones with Mineral Reserves.  The D shaft refurbishment was completed in 2010, and with anticipated completion of the electric locomotive haulage system on the 250 level in 2011, the majority of the ore mined from the north zone below the 500 level will be able to be hoisted to surface and fed by conveyor belt to the crusher and mill.  A decline has been developed to the 180 level (which is 70 metres below the mine drainage tunnel) to provide access to the extensions of the vein systems to that level.  Previous mining went only to the 250 level with the exception of some small scale mining of two veins down to the 220 level.  The 180 level is currently being developed to access higher grade veins and the permanent pumping station is now completed.  During 2010, a total of approximately 38,400 tonnes of ore were mined from the 180 level north zone.  Future plans to deepen the D shaft and connect the 180 level with rail haulage will be evaluated as the development of the mine and exploration of the resource continues.

During 2010, 153,800 tonnes of ore were extracted from the north zone between the 180 and 500 levels, 197,800 tonnes from the north zone above the 500 level, 156,100 tonnes from the Satelite zone, and 196,400 tonnes from the south zone.  It is expected that Pan American will continue to extract ore from these same levels and zones in 2011.

From May to October 2008, Huaron encountered a severe and unanticipated escalation of electrical power supply costs due to nationwide power supply not keeping pace with the unexpectedly high demands.  These high demand periods were primarily during the dry season when the hydro-electric dams were at low outputs.  Under the terms of Huaron’s power supply contract, the power supplier was able to charge an inflated marginal cost of power to Huaron during times of constrained power availability in the country.  The result of this was inflated overall operating costs at Huaron, well above what was anticipated.  Late in 2008, the Peruvian government passed legislation that would allow power providers to charge a government determined marginal cost to all consumers thus spreading the cost and significantly lessening future impacts of the type experienced at Huaron during the year.

In 2009, mining operations were somewhat delayed on the 180 level dealing with the completion of the permanent pumping station and worse than expected ground conditions in the area of the vein near the access decline.

In 2010, development continued on the 180 level with some delays encountered due to worse than expected ground conditions in the longhole stoping area.

Milling

During 2010, the concentrator plant processed 704,100 tonnes of ore in comparison to 699,400 tonnes processed in 2009.  The plant has operated basically the same circuits of crushing, ball mill grinding, selective flotation and filtering since it started in 2001.

Environment

Before Pan American acquired its interest in the Huaron mine, Minera Huaron had filed a Program to Administer and Maintain the Environment (“PAMA”) with the government on July 26, 1996 in compliance with Peruvian regulations.  The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals, as well as the required revegetation of a historic tailings area near the adjacent town.  The PAMA set forth an implementation time line of nine months for Huaron to make certain expenditures to address the environmental issues raised.  In January 1997 and March 1998, the Peruvian Ministry of Energy and Mines (“MEM”) consented to the modification of certain expenditures under the PAMA and an extension of the implementation timeline.

As a result of the 1998 flood of the adjacent Animon mine, waters inundated portions of the Huaron mine, causing the closure of the mine.  For this reason, Minera Huaron was not able to satisfy all of its obligations under the PAMA in accordance with the established implementation timeline.  Given the magnitude of the incident, in December 2001, the MEM granted a further extension of the execution period of the PAMA.  At the same time, the Minister of Energy and Environment approved a Special Program to Manage the Environment (“PEMA”) to continue until the end of 2005.

On December 30, 2006, third party consultants submitted their report on the field inspection conducted on the PAMA and PEMA projects.  Minera Huaron completed the requirements under the PAMA program, and compliance and expenditures have been audited by third party consultants.  PEMA accreditation has been received and the PAMA has been approved.

In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation.  Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005.  These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006.  The original closure plan for the Huaron mine was filed by mid-year 2004.

In August of 2006, Pan American submitted a comprehensive closure plan for the Huaron mine to the MEM in accordance with that ministry’s regulations.  The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the MEM.  The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plantsite infrastructure, and underground mine.  A detailed cost estimate was prepared based on Pan American’s and the consultant’s shared experience with closure works over the past 12 years and experience with other projects in Peru.  As required by the MEM, the costs were summarized in three phases: concurrent closure, final closure and post closure.  Updated closure plans are filed as required.

The total estimated cost of the MEM closure plan for Huaron was $8.5 million.  The current present value of closure expenditures at Huaron as at December 31, 2010 is estimated at $11.5 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

The most significant environmental issues currently associated with the mine are relatively high metal concentrations in the waters discharged from the mine and localized areas of acid rock drainage from the mine’s tailings deposit areas.

Health and Safety

Following its purchase of the mine, Pan American implemented a modified version of the third party safety and training program for employees and contractors used successfully at its Quiruvilca mine.  In May 2007, June 2009, and again in June 2010, formal safety audits were conducted by the Company’s Director of Health and Safety and safety managers from other Pan American operations at the Huaron mine.  All Huaron mine employees are required to undergo safety and environmental training and all new underground employees are required to undergo task specific training prior to being assigned to their first position.  In addition, some of the supervisors attended the Centromin Peru (“Centromin”) “Basic Mining Concepts and Safety” training in Lima, Peru.  During 2010, personnel at the Huaron mine attended a total of approximately 80,766 hours of training.

Capital Expenditures

In 2009, capital expenditures at the Huaron mine were approximately $7.0 million.  In 2010, capital expenditures at the Huaron mine decreased slightly to approximately $6.6 million and consisted primarily of: (i) equipment replacement and improvement totalling approximately $2.3 million; and (ii) mine capital development amount of approximately $4.3 million.

Marketing

The Huaron mine produces silver rich zinc, lead, and copper concentrates which are sold under contracts that are with arm’s length smelters and concentrate traders.  Huaron receives payment for an agreed percentage of the silver, zinc, lead, or copper contained in the concentrates it sells after deduction of smelting and refining costs.

The revenue per type of concentrate produced by the Huaron mine for the past three years were as follows:

2010	Revenue1, 2	Tonnes
Zinc Concentrate	$14.8 million	24,618
Lead Concentrate	$24.7 million	13,097
Copper Concentrate	$37.5 million	7,580
2009
Zinc Concentrate	$ 9.9 million	23,960
Lead Concentrate	$16.0 million	12,928
Copper Concentrate	$36.4 million	11,003
2008
Zinc Concentrate	$ 8.9 million	23,681
Lead Concentrate	$23.5 million	18,379
Copper Concentrate	$34.5 million	7,636
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty in securing contracts for the sale of Huaron concentrates; however, there can be no certainty that it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

(ii)        Morococha Mine

Ownership and Property Description

The Morococha mine is owned and operated by Argentum, a Peruvian company in which the Company, through its subsidiary Pan American Peru, has a 92.01% voting interest (the remaining interest is held by Alejandro Gubbins and Compañía Minera Casapalca S.A.).  In addition, the Company has 96.4% of the non-voting investment shares resulting in a total ownership interest of approximately 92.2% as at December 31, 2010.

The Morococha property is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima.  The Morococha property’s general coordinates are latitude 11° 36’ South and longitude 76° 10’ West.

The Morococha property is comprised of three economic administrative units (“UEA”) and various concessions held outside of these UEAs.  The three UEAs contain 458 mining concessions owned outright by Argentum, 11 concessions have been transferred to Argentum from Silver Lead Mining Company (public registry pending) and 5 concessions have been transferred to Argentum from Sociedad Minera Corona (“SMC”) (public registry pending).  There are 37 concessions under a lease agreement with Corporación Minera Sacracancha S.A. for a grand total of 12,192.01 hectares.  In addition, there are 21 mining concessions held with different third party participations covering 106.23 hectares.  The majority of the mining concessions comprising the Morococha property are contiguous.  All known mineralized zones in which mining operations are currently conducted, and in which known Mineral Reserves exist, are contained within the boundaries of these concessions.

Argentum did not hold registered legal title of most of the surface lands that overlie the mining concessions which comprise the Morococha property.  These rights were all formerly owned by Centromin, the Peruvian national mining company.  Centromin granted Argentum a right to use certain of Centromin’s surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocho disseminated copper system, which overlies certain of Argentum’s mining concessions and underground mining operations.  Argentum had an obligation to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right.  The Morococha property’s process plants, shafts and access roads are all located on lands of which Pan American did not hold legal title and was not given specific rights by Centromin.  Argentum’s and its predecessors’ use of these surface lands have been exercised for decades with Centromin’s knowledge and Argentum’s claim to its continued use of these surface rights was based on concepts of rights acquired through long term use often referred to as adverse possession.

Peru Copper Inc. (“Peru Copper”), a copper mining company carrying on business in Peru, acquired mining concessions and surface rights to the Toromocho property from Centromin.

In June 2007, Aluminum Corporation of China (“Chinalco”) purchased 100% of the outstanding shares in Peru Copper, and formed Minera Chinalco Peru (“MCP”).

In the past, Centromin had voiced a number of complaints with respect to certain surface lands over which Argentum had exercised use for years.  Beginning in 2005, Pan American, with the opposition of Centromin, engaged in a number of administrative and judicial proceedings to obtain legal title to surface lands and underground access that comprise part of the rights that were acquired by Peru Copper from Centromin.  Following Peru Copper’s acquisition of Centromin’s rights, Pan American began preliminary discussions with Peru Copper, and later with Chinalco and MCP, in respect of negotiating a resolution to the surface rights issues between the parties.

In June 2010, Pan American reached an agreement with MCP which clearly defined each party’s long term surface rights and therefore provides certainty to the land situation for Pan American’s Morococha property.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s

Toromocho copper project.  Under the terms of the agreement, Argentum will relocate the core Morococha facilities, including the administration offices, warehouse, maintenance facilities, mine compressors, and some camp facilities and construct a new concentrator over a 5 year period and transfer certain mineral concessions and access rights to MCP that it needs in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  In exchange, Argentum will receive a package of surface rights, easements, and other rights to relocate the facilities and to continue uninterrupted operations, and will also obtain rights to a number of mineral concessions outside the planned Toromocho pit area where high-grade silver veins have been identified.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, which will off-set a portion of the capital required for the facility relocation.  The transfer of lands and rights and the cash payments will occur over a period of time in accordance with meeting certain milestones.  In addition to the foregoing, the parties agreed to dismiss the judicial and administrative claims between them.

Please see “Risks Related to Pan American’s Business – Title to Assets”.

Certain statements in the following summary of the Morococha property are based on and, in some cases, extracted directly from the Morococha Technical Report.

Location, Access, Climate and Infrastructure

The Morococha mine is accessible via Peru’s paved central highway, by travelling approximately 137 kilometres east of Peru’s capital city of Lima, then 1.7 kilometres south via a public, all-weather gravel road.  Rail service from Lima is also available via a national rail line that passes adjacent to the operations.

The topography of the mine operating area is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400 metres to over 5,100 metres above sea level.  Vegetation is sparse and wildlife is limited to mostly birds and small mammals, amphibians, and reptiles.  The climate of the operations area is typical of the Andean Cordillera in Peru, with two distinct seasons – wetter summer months (November through March) and dryer, colder winter months (April through October).  Because all mining currently takes place underground, climate has minimal effect on ore production at the Morococha mine.

Mining has taken place on the Morococha mine and nearby areas (Casapalca, Cerro de Pasco) for more than 100 years, resulting in a well-developed regional transportation and power infrastructure and a large local labour pool.  Water for processing is plentiful, and tailings disposal areas are adequate.  Several mine development waste disposal sites exist on the Morococha mine and are sufficient to meet the needs of mining operations.  The existing processing plant sites are sufficient for all proposed operations.

Peru’s economy is dependent on mining and currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Morococha mine is not subject to any royalties or encumbrances, other than the mining royalty tax described under “Taxation” in the Morococha mine section of this Annual Information Form below.

Taxation

The principal taxes of Peru affecting Argentum include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, a refundable value added tax and a Peruvian mining royalty tax.

The Morococha mine generated income tax provisions of approximately $7.2 million, $3.5 million, and $4.8 million in 2010, 2009, and 2008, respectively.  In addition, employee profit sharing taxes of approximately $3.0 million, $0.4 million and $0.4 million were generated in 2010, 2009, and 2008, respectively.

Morococha sales in 2010 were approximately $88.7 million.  Pursuant to Peruvian royalty regulations, the first $60 million of sales attracted a 1% royalty while the balance attracted a 2% royalty.  The total royalty on Morococha’s production amounted to approximately $1.2 million in 2010, $0.6 million in 2009, and $0.7 million in 2008.  See “Huaron Mine – Taxation” for a description of the Peruvian mining royalty tax.

History

Mining began in the region around the Morococha mine before the 1500s, and production has been continuous in the district since the late 1800s.

Between 1915 and 1918, much of the district was reorganized and incorporated into the Cerro de Pasco Mining Company (“Cerro de Pasco”).  By 1924, Cerro de Pasco was producing at a rate of 1,500 tonnes per day from primarily copper ores containing 6% copper.  Between 1929 and 1934, Cerro de Pasco excavated the 11.5 kilometre Kingsmill Tunnel, successfully dewatering all of the Morococha district mine workings above the 4,020 metre tunnel elevation.  The Kingsmill Tunnel is still in use and is a vital feature of the Morococha mining district.

In the 1940s, the Gubbins family began operating mines in the Morococha district through Minera Santa Rita S.A. and Minera Yauli S.A., which were subsequently consolidated in the late 1990s into SMC.  Cerro de Pasco continued to operate in other areas around the Morococha district until 1974, when its mines were nationalized by the Peruvian government.  Production from the Cerro de Pasco mines in the district continued under the Peruvian national mining company, Centromin, until 2003, when SMC acquired these operations from Centromin through privatization.

On January 20, 2004, the Company entered into an agreement with 14 individuals, estates and companies, all of whom were arm’s length to the Company and are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the “Morococha Vendors”), to purchase 92.014% of the voting shares of Argentum, a sociedad anónima organized under Peruvian company law, for $35,425,390 in cash.  Argentum acquired, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from SMC.  At the time of acquisition, Argentum held in its treasury as cash, all profits earned by SMC’s Anticona and Manuelita mining operations since November 1, 2003.  The transaction was subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring; (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange.

On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Empresa Minera Natividad S.A. (“Natividad”), a corporation organized under Peruvian company law which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units, for $1.5 million in cash.  Closing of the acquisitions of Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004 and in 2005, Argentum amalgamated with Natividad.  Argentum made all necessary applications for delisting its shares from the Lima Stock Exchange and the delisting process was completed in 2006.  In addition, Pan American Peru is currently making a bid to acquire the labour shares in Argentum.  The labour shares were created as a means through which workers would be able to take part in Pan American’s success (but do not afford the holders of such shares influence over the decision-making of Pan American, as they are non-voting), and are held either by current workers, former workers or by third parties who have bought labour shares in the free market.

Geology and Mineralization

A 2,000 metre thick Palaeozoic-Mesozoic sequence of schists, volcanic rocks, and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district.  The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast.  Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocho disseminated copper system.  The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge.  Undiluted district vein width averages are on the order of 1.2 metres.  Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favourable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives.  Mantos can have a significant strike extent where the veins are closely spaced, and can range from less than one metre in width up to 12 metres.  Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulphide mineralization.

Ore and gangue mineralogy is similar in veins and mantos but it varies considerably across the property.  Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead, and copper and silver is generally present as freibergite (silver-tetrahedrite) or argentiferous galena.  Gangue generally consists of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.

As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation.  A central copper zone centered on the Toromocho copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead-zinc contents.  There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha mine.  Individual silver assays of greater than 2,200 g/t are not uncommon above 4,800 metres in certain areas, and greater than 300 g/t silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas.  In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as zinc grades increase with depth.  However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/t to 250 g/t range.  The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.

Exploration

Historically, SMC conducted only minimal exploration in the Morococha district since the late 1990s.  However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favourable for replacement mineralization.  Shortly after acquiring the Morococha mine, Pan American started aggressive exploration programs based on underground and surface diamond drilling.  From late 2004 to September 2007, a total of 743 underground diamond drill holes and 110 surface diamond drill holes were completed for a grand total of 146,402 metres of diamond drilling.  There are no core or sample recovery issues which could have materially impacted the accuracy and reliability of the assay results. During 2008, 32,111 metres were drilled, 16,744 metres were drilled in 2009, and 36,171 metres in 2010.

Based on positive exploration results in 2008 and 2009, the Morococha mine was able to mine 658,800 tonnes during 2010, and process 672,400 tonnes at the Amistad mill (consuming some of the stockpile accumulated). In 2010, average monthly production was 56,000 tonnes.

Drilling, Sampling and Analysis

SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies.  Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of Mineral Resources and Mineral Reserves.  Thus, assay data generated by SMC’s drilling was seldom used in block grade estimations for Mineral Resources and Mineral Reserves. Since September 2004, exploration at the Morococha mine has been conducted using a combination of diamond drilling and underground drifting.  Currently, four diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ, and HQ sized holes between 50 and 350 metres in length.  This is generally followed by underground development.  During 2008, 32,111 metres of drilling was conducted, in 2009, a total of 16,744 metres, and in 2010, a total of 36,171 metres were drilled.

Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility.  The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

The mine laboratory conducts a routine internal QA/QC program that includes external check samples and the routine submission of standards.

Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least one certified standard and one blank sample per day as well as tertiary lab check assays on 2 to 5% of the samples and 1 to 2% of the check samples.

All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Morococha mine geology department.

The data used for the estimation of Mineral Resources and Mineral Reserves at the Morococha mine were derived from underground chip channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes, the ribs of raises, and from diamond drill hole samples.  Chip-channel samples are taken every two metres across the veins or mantos in exploration drifts.  Stopes are sampled at least once a month on two metre centers along strike.

All samples from both the Morococha mine and mill are first run for silver, lead, copper, and zinc using an atomic absorption (“AA”) unit.  Samples with initial AA analyses for silver greater than 500 grams per tonne are rerun by fire assay, using assay charges that vary in size from 15 to 50 grams depending on the grade of the initial AA assay (the larger the AA assay value, the larger the fire assay charge).  Wet chemical analysis for lead and zinc is reserved for concentrate samples or base metal grades over 10%.

In 2005, Argentum hired a third party laboratory (MINLAB) in order to ensure the appropriate analysis standards were applied to the mineral samples obtained from the Morococha mine.  In addition, a laboratory information management system has been installed in the lab to assure an automated quality control of standards, blanks and check samples.

Mineral Reserves

Pan American’s management estimates that the Proven and Probable Mineral Reserves for the Morococha mine, as at December 31, 2010, are as follows:

Morococha Mineral Reserves 1, 2, 3
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Proven	4,614	149	3.30	1.17	0.40
Probable	3,265	178	3.12	1.28	0.42
TOTAL	7,879	161	3.22	1.21	0.41

Notes to Morococha Mineral Reserves

1
Estimated using prices of $18 per ounce of silver, $1,950 per tonne of zinc, $1,950 per tonne of lead and $6,500 per tonne of copper.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons, as that term is defined in NI 43-101.

3	Tonnes are shown for 100% of the Morococha property. Pan American, through its subsidiary Pan American Peru, has a 92.2% interest in the Morococha property.

Mineral Resources

Pan American’s management estimates that the Mineral Resources at the Morococha mine, as at December 31, 2010, are as follows:

Morococha Mineral Resource Estimate 1, 2, 3
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Measured	1,336	142	3.08	1.28	0.32
Indicated	1,554	206	2.97	1.56	0.53
Inferred	7,731	174	3.06	1.29	0.38
_______________

1
These Mineral Resources are in addition to Mineral Reserves estimated using prices of $18 per ounce of silver, $1,950 per tonne of zinc, $1,950 per tonne of lead and $6,500 per tonne of copper.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Resource estimates for the Morococha mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.

3	Tonnes are shown for 100% of the Morococha property. Pan American, through its subsidiary Pan American Peru, has a 92.2% voting interest in the Morococha property.

Mining

Underground mining operations at the Morococha mine consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using classified tailings or waste rock for backfill where needed.  Holes are drilled in the mining face using jacklegs or jumbo drills (in Codiciada) which are loaded with explosives and blasted between shifts twice per day.  Slushers are used in the cut and fill and shrink stopes and scoop trams are used in the room and pillar stopes and some of the wider cut and fill stopes to transport the broken rock to chutes that report to levels with track haulage.  Locomotives transport the ore from the chutes to one of three shafts for hoisting.  Highway dump trucks then haul the ore from shaft coarse ore bins to mill stockpiles.  In addition to the three main shafts, some ore is also transported from certain sectors of the mine to stockpiles using LHD’s (scoop trams).  The mine operates two eight hour shifts per day, six days a week.

The Yauli (also referred to as the Manuelita), Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at an elevation of 4,020 metres.  The Central shaft is located approximately 1,500 metres west of the Maria shaft and 2,500 metres west of the Yauli shaft.  The Maria and Central shafts, which were part of the Centromin Morococha acquisition, are equipped with above ground head frames, hoists, and ore bins.  The Maria shaft has a single split drum hoist with two 2.0-tonne skips.  The Central shaft is larger with two split drum hoists.  One hoist is fitted with two 3.5-tonne production skips and the other is used for personnel and materials.  The Yauli shaft (which was used by SMC prior to the Pan American Morococha acquisition) is equipped with two 2.6-tonne skips and its collar is located beneath the surface.  Ore from the Yauli shaft feeds into chutes from where it is then transported by a small locomotive to an adjacent subsurface truck loading facility.  The three shafts have a combined capacity to support production schedules in excess of 700,000 tonnes per year.

There are two process plant facilities on the property, approximately five kilometres apart.  The Sacracancha plant was the primary milling facility for SMC until the acquisition of the Amistad plant which is currently the only process facility in use.  Some of the processing equipment from the Sacracancha plant has been removed to be used at other Pan American Peru plants.  Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates, which are then shipped to third party smelters for final refining.  The tailings from both plants are deposited sub-aqueously in the Huascacocha Lake to the north of the Sacracancha plant.  The facility contains tailings storage capacity for over 20 years.  The Peruvian government is investigating the possibility of using the Huascacocha water for human consumption in Lima, Peru.  No change of the tailings area has been contemplated in the economic study, as the chance for execution of such a project is considered very remote and would likely happen in the distant future.

Pan American continues to develop and explore the Morococha mine in accordance with its long term mine plan.  During 2008, the Sierra Nevada ramp was completed to the manto Italia area and a new rail haulage tunnel was started on the 400 level to develop from the Codiciada / Alapampa area in the north to access the high silver grade veins in the Yacumina zone.  The development will also allow the exploration of a large area to the west of the Toromocho property.  During 2010, the development of the 400 level haulage drift continued towards Yacumina and was connected with Sierra Nevada - manto Italia via a new ramp.

Milling

During 2010, the Amistad concentrator plant processed 672,400 tonnes (100% basis) of ore.

Environment

The most significant environmental liability identified at the Morococha mine is the mine’s potential share of the cost to build and operate a proposed Kingsmill Tunnel water treatment plant which was originally estimated to cost $12 to $15 million to build.  The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s.  Morococha’s share was defined by a hydrogeological study completed in 1997 by Water Management Consultants (“WMC”), which apportioned responsibility for the costs of constructing the treatment plant as follows: (i) Centromin (72.2%); (ii) Pan American’s Morococha operations (12.3%); (iii) Soc. Minera Puquiococha (8.5%); (iv) Soc. Minera Austria Duvaz (4.9%); and (v) Minera Centrominas (2.1%). Subsequent to the apportionment of costs, it appears that in connection with the acquisition by Minera Chinalco Peru of the mining concessions near Morococha, Chinalco may assume some or all of the cost of the construction of the Kingsmill water treatment and sludge storage facility.

The operating costs for the water treatment facility are directly proportional to both constituent load and flow determined in the 1997 WMC study.  The distribution of responsibility stated in the 1997 study has been accepted by all involved parties.  Pan American’s potential share of the responsibility for treatment of the baseline flows, 12.3%, was included in the terms of its purchase of the applicable mining concessions.  As the Natividad purchase contract establishes that the purchaser is responsible for incremental flows in those concessions, subsequent studies in 2004 by WMC were carried out to further characterize the baseline flow conditions in order to establish benchmarks for the determination of responsibility for potential future increases.  The results of this study estimated that 38.46% of the baseline flows were derived from Natividad and Corona concessions now under the control of Pan American; however they have been challenged by Pan American and have not been accepted.  The scope of the study and the resulting recommendations exceeded the terms of the study and presented conclusions that conflicted with previous conclusions and the terms of Pan American’s purchase of the applicable concessions.  Pan American has included the estimated costs for 12.3% of the operations of the water treatment facility in its closure and reclamation estimates.

The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960.  WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dyke to submerge a larger portion of tailings and covering the remaining beach tailings with topsoil.  Construction of the raise started in late 2005 and was completed in late 2006.  With this raise the facility has the capacity to store 15 years of tailings production.

In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005.  These rules required detailed closure plans and cost estimates to be compiled by a certified third party consultant by October 2006.

In August of 2006, Pan American submitted a comprehensive closure plan for the Morococha mine to the MEM in accordance with that ministry’s regulations.  The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the MEM.  The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plant site infrastructure, and underground mine.  A detailed cost estimate was prepared based on Pan American’s and the consultant’s experience with closure works over the past 12 years and experience with other projects in Peru.  As required by the MEM, the costs were summarized in three phases: concurrent closure, final closure and post closure.

The total estimated cost for the MEM closure plan for Morococha was $6.4 million.  This cost estimate serves as the basis for the calculation of the financial guarantee required by the ministry’s closure plan regulations.  The current present value of closure expenditures at Morococha has been updated as at December 31, 2010 to approximately $12.3 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health & Safety

In May 2006, a formal safety audit was conducted at the Morococha mine by a third party consultant and the Company’s Director of Health and Safety.  In October 2006, supervisory safety training was conducted at the Morococha mine by a third party consultant.  A follow-up audit was conducted in June 2007 and again in June 2010 by the Company’s Director of Health and Safety and safety managers from other Pan American operations.  During 2010, personnel employed at Morococha attended a total of approximately 80,688 hours of training.

Capital Expenditures

In 2009, capital expenditures at the Morococha mine were approximately $8.2 million.  In 2010, capital expenditures at the Morococha mine were approximately $11.2 million and consisted mainly of: (i) mining equipment purchases and mine development totalling approximately $8.5 million; and (ii) exploration with diamond drilling including mine and surroundings totalling approximately $2.7 million.

In addition to the foregoing, Pan American also incurred approximately $8.5 million in capital expenditures related to the relocation of the Morococha processing plant and infrastructure pursuant to its agreement with MCP.  A portion of these capital expenditures were offset by funds received from MCP under the terms of the agreement.  Please see “Ownership and Property Description” in the Morococha section above.

Marketing

The Morococha mine produces silver-rich zinc, lead, and copper concentrates which are sold under contracts that are negotiated periodically with arm’s length smelters and concentrate traders.  Morococha receives payment for an agreed percentage of the silver, zinc, lead, and copper contained in the concentrates it sells, after the deduction of smelting and refining costs.

The revenue per type of concentrate produced by the Morococha mine for the past three years were as follows:

2010	Revenue1, 2	Tonnes
Zinc Concentrate	$25.5 million	34,143
Lead Concentrate	$22.5 million	9,114
Copper Concentrate	$41.9 million	7,744
2009
Zinc Concentrate	$15.0 million	40,196
Lead Concentrate	$18.9 million	12,137
Copper Concentrate	$30.2 million	9,916
2008
Zinc Concentrate	$16.5 million	39,898
Lead Concentrate	$20.4 million	14,188
Copper Concentrate	$29.7 million	10,391
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty securing contracts for the sale of Morococha concentrates; however, there can be no certainty that it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “- Trading Activities”.

B.           Mexico

(i)           Alamo Dorado

Ownership and Property Description

In 2003, the Company completed an acquisition of Corner Bay and its subsidiaries, which originally held the rights to conduct exploration activity on the Alamo Dorado mineral deposit.  Today, the Alamo Dorado mine is managed and operated through Pan American’s wholly owned Mexican subsidiary, MCB.

The Alamo Dorado mine is located 45 kilometres south-southeast of the town of Alamos in the southeast corner of the State of Sonora, near the border with the State of Sinaloa in northwest Mexico at 26°, 44’, 44.2’’ North latitude and 108°, 40’, 00.7’’ West longitude.

The Alamo Dorado mine consists of two contiguous mining concessions, the 509 hectare Alamo Ocho concession and the 4,865 hectare Alamo Dorado concession, and five exploration concessions covering 6,014 hectares, and surface rights covering 763.64 hectares.  All of the Mineral Reserves and Mineral Resources for the Alamo Dorado mine lie within the boundaries of the Alamo Ocho and Alamo Dorado concessions and these surface rights.

To the Company’s knowledge, MCB has in its possession all of the principal permits necessary for the operation of Alamo Dorado.

A qualified workforce is available in the community and the operation is currently fully staffed.

Certain statements in the following summary of the Alamo Dorado mine are based on and, in some cases, extracted directly from the Alamo Technical Report.

Location, Access, Climate and Infrastructure

The Alamo Dorado mine can be accessed from the Mexican toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora and heads south through Hermosillo, Ciudad Obregon, and into Navojoa.  From Navojoa, the road to Alamos, Sonora, is an overwidth two-lane paved road (upgraded in 2006).  The mine is 40 kilometres southeast of the town of Alamos and is accessed primarily via a moderately maintained dirt road which was upgraded by MCB.  A secondary access route exists that is used for heavy deliveries and shipments.  There are water crossings that are impassable for short periods during heavy local downpours in the rainy season.  During these periods, personnel access the site solely via a route which includes a bridge suitable for passenger vehicles, but is not used for bulk consumable shipments.  Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south of Hermosillo.  The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa or 125 kilometres northwest of the Alamo Dorado mine.  The town of Alamos also has a sealed airstrip.

The climate of the Alamo Dorado mine area is transitional between the tropical climates further south and the subtropical desert lands typical of the Pacific coast of Baja, California.  The area is generally dry with the warmest period typically occurring between June and September.  Precipitation occurs during a short but intense rainy season that typically extends from July through September.  The mine operates year round.

The terrain in the vicinity of the Alamo Dorado mine consists of moderate to steep foothills that characterizes the area located between the coastal plain of the Sea of Cortez to the west and the Sierra Madre Occidental mountain range to the east.  Local relief ranges from 300 metres above sea level to approximately 550 metres above sea level at the top of Cerro Colorado Ridge in which the Alamo Dorado deposit occurs.  The tops of the hills consist primarily of unmineralized bedrock exposures with flanks that are covered by coarse intrusive.  Drainages in the nearby valleys are typically incised about two to four metres in depth, indicative of shallow bedrock and relatively high rainfall runoff.

Construction of the Alamo Dorado mine was completed by the end of 2006 and the site now has the following facilities in full operation: mobile mine equipment shop, warehouse facility, and laboratory facilities completed in 2005; explosives magazine constructed in 2004; fully developed open pit mine following pre-stripping activities completed during 2004 and 2005; precious metals processing plant completed by the end of 2006, including but not limited to, the crusher, grinding mills, leach tanks, filter plant, refinery and an acidification, volatilization and reneutralization (“AVR”) plant; installation of a 115 kV power transmission line from the Miguel Hidalgo hydroelectric station 35 kilometres away completed in 2006; development of three water supply wells 27 kilometres to the southwest complete with pumps and a pipeline completed in 2006; administration and communication facilities completed in 2006; and a tailings embankment constructed in 2006.  Commercial production was declared at Alamo Dorado on April 1, 2007 upon the completion of commissioning.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Alamo Dorado mine is not subject to any royalties or encumbrances.

Taxation

The principal taxes of Mexico affecting Alamo Dorado include income tax, asset tax, annual fees for holding mineral properties, various payroll and social security taxes, and a refundable value added tax.  The Alamo Dorado mine generated an income tax expense of approximately $24.9 million in 2010, and tax benefits of approximately $10.2 million in 2009, and approximately $11.1 million in 2008.

On October 1, 2007, the Mexican taxing authority enacted a new business flat tax (“IETU”) that became effective in 2008.  The IETU is defined as a minimum tax in respect to income tax, but with a wider taxable base as many of the tax deductions authorized for income tax purposes are not permissible for IETU.  The transitional provision establishes the rate for 2008 at 16.5% and 17% for 2009.  The rate applied in 2010 was 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year.

History

Prior to 1997, there is no record of any modern exploration conducted on the Alamo Dorado mine nor are there any records of production, although there is evidence of a few old adits in the general area.  All recorded drilling at the property has been undertaken since 1997.

Geologists from MCB visited the property in 1997 and collected some grab samples from various locations along the north trending ridge.  Encouraged by the positive assay results from those samples, MCB began a systematic surface sampling program and eventually obtained an agreement to purchase the Alamo Ocho concession from the owners.  The surface sampling program outlined a 300-metre-long north-south trending silver-gold anomaly situated along the east side of the Cerro Colorado Ridge.

Exploration at Alamo Dorado has been comprised primarily of reverse circulation drill campaigns conducted annually from 1998 to 2001.  A structural geology examination of the property was undertaken in 2000 through mapping of surface exposures along drill access roads.  A more comprehensive 1:2500 scale geologic mapping program was conducted in 2001 over an area of about four square kilometres in the project area.  The results established surface extents of the volcanic lithologic units, cross cutting dykes and alteration patterns and provided a linkage for the interpretation of the drilling geological data.  Exploration that was completed through 2002 formed the basis for Mintec, a company that offers mining software services, to create a resource model for the property.

On February 20, 2003, the Company acquired Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, and in connection therewith the Company issued 7,636,659 common shares and 3,818,329 common share purchase warrants exercisable for a period of up to five years at a price of C$12.00 per common share.  The Company also granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay and its subsidiaries.

In 2003 and 2004, a structural geology evaluation of the Alamo Dorado deposit concluded that mineralization is structurally controlled rather than disseminated as previously interpreted.  This raised the prospect that the mineralization might be better suited to a milling type operation rather than a heap leach operation, as previously interpreted.

A new resource model was prepared in 2003 that reduced the overall resource by 40%, primarily due to a revised structural geology interpretation.

An infill drilling program was conducted on the Alamo Dorado concession in the first half of 2004 in order to confirm the revised interpretation of the resources, and to provide core samples for the metallurgical testing needed for design of a mill and recovery plant.

In September 2004, Pan American commenced an update of the Alamo Dorado feasibility study for a new project based upon the revised resource model, and a conventional milling and leaching circuit.  A number of consulting firms were engaged to collaborate on the study.

In 2005, the Company’s board of directors approved a $76.6 million project to construct the Alamo Dorado mine.

On site construction began in April 2005 and construction of the open pit mine and processing facility was completed in the fourth quarter of 2006. Total construction costs for the project amounted to approximately $81.5 million.  In addition, costs to build the initial ore stockpile and in-circuit silver inventories, which totalled approximately $2.3 million, were recorded as current working capital. Silver production began in the first quarter of 2007 and the mine has become Pan American’s largest silver producing mine, sustaining normal operations since reaching design capacity in late 2007.

Geology and Mineralization

The Alamo Dorado mine is located in the Sierra Madre Occidental Range, a late Cretaceous to Tertiary age volcanic province that extends for hundreds of kilometres through northwestern Mexico.  The intrusive overlie a basement of Palaeozoic and Mesozoic metamorphic rocks that have been locally intruded by various Cretaceous intrusions.  The volcanic sequence is grouped into lower and upper units based on the different styles of volcanism that are present.  The Lower Volcanic Sequence is of late Cretaceous to early Tertiary age and consists of up to 1,000 metres of tuffs, flows, and volcanic breccias that are andesitic to dacitic in composition.  The Upper Volcanic Sequence is of middle Tertiary (Oligocene-Miocene) age and consists of more than 1,000 metres of ash flow and ash fall tuffs of rhyolite to dacite composition that lie unconformably upon the Lower Volcanic Sequence.

A period of particularly active tectonism, including intrusion and uplift, occurred between the deposition of the Lower Volcanic Sequence and the Upper Volcanic Sequence.  Uplift and faulting of the Sierra Madre Occidental province was accompanied by the intrusion of felsic to mafic composition dykes, along with the local emplacement of intrusive stocks and batholiths.  Mining districts in the Sierra Madre Occidental province are typically located along sheared and faulted structural zones formed in the Lower Volcanic Sequence, and to a lesser extent, within the underlying granitic intrusive.  After emplacement of the granitic body, the area continued to be a center of igneous activity, as at least seven distinct dykes or plugs appear to post-date the granitic intrusion.

Uplift of the Sierra Madre Occidental province continued following Tertiary volcanism.  Erosion of the uplifted area has resulted in deep canyons and rugged topography.

In the Alamo Dorado concession, the Upper Volcanic Sequence is present in the higher parts of the surrounding mountains, but has largely been removed by extensive erosion in the region.  Near the eastern boundary of the Alamo Dorado concession there are relatively undeformed, gently dipping stratified rocks, which are probably Oligo-Miocene in age and are part of the Upper Volcanic Sequence.

The host rocks at the Alamo Dorado mine consist of a sequence of ductile deformed, steeply dipping, Mesozoic epiclastic marine rocks that contain minor intercalated siliceous exhalite and pillow basalt.

During the early Tertiary, the marine sediments were accreted onto the fore arc terrain of a north-west trending magmatic arc.  The Laramide orogenic event probably caused at least the first phase of ductile deformation which resulted in the development of a strong penetrative planar fabric and the metamorphism of the sediments to greenschist facies.

Deformation of the rocks at Alamo Dorado was episodic and progressed before, during and after deposit formation. Alteration of the metasedimentary rocks to an assemblage of quartz-muscovite occurred in and marginal to major fault zones.

The metamorphosed marine sedimentary rocks were intruded by dacite dykes, a diorite feldspar porphyry dyke, a hornblende phyric intermediate dyke, at least two phases of granodiorite stocks and minor aplite dykes.

Mineralization and alteration at Alamo Dorado is controlled by an early cryptic structural zone that has since been transposed and kink folded by the regional ductile deformation events.  The current shape of the orebody is controlled by a combination of the post-mineral ductile deformation events, and the relatively late, northwest trending block faults, which compartmentalize different portions of the deposit.  Silver and gold mineralization may have been associated with the emplacement of the diorite feldspar porphyry dyke and/or first phase granodiorite stock, both of which display hydrothermal alteration and contain silver mineralization.

Hypogene silver mineralisation occurs predominantly as argentite with fine (50 µm to 0.1 µm) disseminated pyrite in clear glassy quartz veins, within quartz crystals of siliceous gangue and within fractures in siliceous gangue.  It also occurs as tetrahedrite inter-grown with pyrite, galena and sphalerite.

In a high grade pervasively silicified-pyritised rock, silver mineralization is reported as acanthite intergrown with and rimming galena in a late quartz-sphalerite-pyrite-galena-chalcopyrite vein, in addition to an unidentified silver sulphosalt intergrown with chalcopyrite.

Within a sample of diorite feldspar porphyry dyke, trace silver mineralization occurring as a silver sulphosalt is recognized with disseminated pyrite-chalcopyrite-galena in altered mafic minerals and a quartz-chlorite groundmass gangue.

The occurrence and mineralogy of gold mineralization is unclear, due to the low gold grades within the deposit, it is difficult to find gold grains within samples.  One 4 µm grain of gold was observed with argentite in fractures within clusters of pyrite.

In the oxide environment silver is very mobile, evidenced by strong leaching of silver mineralization especially from the top 15 metres of the Alamo Dorado deposit.  Within the oxide horizon silver mineralization occurs in the form of silver chloride mineral chloroargyrite, in this environment acanthite and silver sulphosalts are also stable.  Due to the deep weathering of the deposit in the area of the pit, chloroargyrite is a dominant silver mineral.

Exploration, Drilling, Sampling and Analysis

The Alamo Dorado mine has been evaluated in various drilling campaigns using reverse circulation (“RC”) drilling techniques and diamond drill coring methods.  A total of 79 drill holes were drilled on the property in 1997:  75 RC holes and four core holes.  The 19 discovery drill holes were drilled in 1998 and 11 of the 19 holes were deepened in 1999.  An additional 23 RC drill holes were drilled in 1999, along with four large diameter core holes.  The core drilling was specifically for metallurgical testing.  In 2000, 14 previously drilled holes were deepened and 25 new RC holes were drilled.  Eight more RC holes were drilled in 2001.  In 2004, infill core holes were drilled for confirmation of the new resource model, and for samples needed for milling, leaching and pilot plant testing.

In 2008 exploration drilling resumed with a total of 1,736 metres of drilling at the north end of the open pit. Exploration continued in 2009 with of 6,301 metres as a combination of diamond and RC drilling targeting zones in the south, southeast and north part of the pit.  Standard logging and sampling conventions were used to capture information from the cuttings and drill core.  Inspection of the model and drill-hole data in plans and sections, together with the spatial statistical work, showed reasonable geologic and grade continuity in the main area of mineralization.  There was no drilling in 2010.

A program was conducted to assure the quality of the sample preparation and assaying.  The routine assaying was done at Bondar Clegg, a recognized assay laboratory.  This laboratory performed duplicate assays on course reject material, and the precision of these duplicate assays (approximate 15% relative standard deviation of pair differences) is typical of that achieved for similar deposits.  Check assays were done on pulps at a number of laboratories.  The vast majority of these checks confirm the original assays which will be used to perform Mineral

Resource estimation.  A small percentage of potentially contaminated assay intervals were identified in RC holes, all within zones drilled under wet conditions.  These data were set to zero for the purpose of Mineral Resource and Mineral Reserve estimation.

Data verification and QA/QC checks were performed on various occasions by retained consultants on different vintages of the Alamo Dorado database.  The bulk of the assays in the database were examined in 2002 as a part of a feasibility study that was undertaken by MCB.  In addition, samples were selected from 21 drill holes so that independent third parties could perform an assay verification check.  These holes were selected from all of the major drill campaigns and were spatially located throughout the deposit.  These QA/QC checks met industry standards.

Based on these various data verifications that have been conducted, the Alamo Dorado assay database has been shown to be accurate and suitable for use in estimating Mineral Resources.  Very few errors have been found with respect to the assay values that are stored in the electronic database versus certified assays.

For mining, samples are taken from the Ingersoll Rand blast-hole cones using two trays inserted under the drill shroud.  The samples do not contain sub-drill material.  The blast-holes are drilled on a four by five metre staggered pattern.  The sample tray material is combined and single pass split at the rig to a minimum weight of five kg (normal average eight kg).  The samples are analysed on site at the Alamo Dorado laboratory.  The samples are split, dried, pulverized, split, and fire assayed with AA finish for Ag and Au.  Duplicate samples are analysed for every 20th sample and all duplicates are also assayed by external laboratory (principally ALS Chemex).  A certified standard is inserted to every batch or a minimum of 1:20 samples.  Every 100th sample is tested for Net Acid Producing Potential as an assurance process.  Every 20th sample is also sampled for minor elements copper, iron, manganese, lead and zinc.

Mineral Reserves

Principally based on the Alamo Report, but amended for stockpiled ore estimates, milling depletion and current operating cost projections the estimated Proven and Probable Mineral Reserves at the Alamo Dorado mine are as follows:

Alamo Dorado Mineral Reserves 1, 2
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold per tonne
Proven	6,766	87	0.31
Probable	3,270	78	0.31
TOTAL	10,036	84	0.31
_______________

1	Estimated using a price of $18 per ounce of silver and $1,100 per ounce of gold.
2
Mineral Reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

Mineral Resources

Alamo Dorado Mineral Resource Estimate1, 2
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold per tonne
Measured	2,962	56	0.28
Indicated	3,296	52	0.42
Inferred	1,739	41	0.45
_______________

1	These Mineral Resources are in addition to Alamo Dorado Mineral Reserves. Estimated using a price of $18 per ounce of silver and $1,100 per ounce of gold.
2
Mineral Resource estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

Mining

Alamo Dorado is a conventional surface mine that utilizes a 7.5 cubic metre hydraulic shovel, a 6.5 cubic metre front end loader and six 53 tonne mechanical trucks for the principal earthmoving.  The mine is designed to deliver in excess of 4,000 tonnes of ore per day to the plant and remove the necessary waste rock to the waste dumps.  At the end of 2010 there were 10,036,000 tonnes of Proven and Probable Mineral Reserves, with 7,534,000 ore tonnes remaining to be mined from the pit with 2,502,000 tonnes in ore stockpiles. There are approximately a total of 22,378,000 tonnes of ore and waste remaining to be mined in the pit, meaning that the estimated required overall strip ratio is 1.3 to 1. The Alamo Dorado equipment fleet has demonstrated capacity of over 13,000 tonnes per day on a single shift per day basis.  During 2010, the average mining rate was 13,800 tonnes per day of combined ore and waste. The overall strip ratio of 1.65 to 1 waste to ore reported in the Alamo Technical Report has been improved by: mining a higher strip ratio to start the pit; reducing the effective cut-off grade primarily as a result of higher metal prices; and improving the pit design. The mine is being developed in two phases, with an initial phase designed to develop downward into the deeper, higher grade reserves which was completed in 2010, and a second phase of development balancing the material movements with the first phase which will expand the pit to its final high-wall and depth.  Silver production is projected to decline to 4.8 to 5.1 million ounces in 2011 from the 6.7 million ounces produced in 2010 as a result of the majority of the mining in 2011 coming from the lower grade portion of the second phase located higher in the pit.  Mining is currently expected to be completed in 2013 with processing completed in 2016.

The mine stockpiles low grade and mineralized waste category material.  The high grade cut-over was selected to maximize return on investment by processing higher grade material earlier on the mine life.  The low grade material is above the incremental break even cut-off.  The mineralized waste is stockpiled at mineral prices above the current Mineral Reserve.

After mining is completed, processing of the low grade stockpiles will commence. Processing of the mineralized waste is not a component of the life of mine plan and would only be done if metal prices reach a level to make such processing economical.

The estimated life of Alamo Dorado’s Mineral Reserves at the current design levels will allow the project to operate within the life cycle of the initial mine equipment and should not require significant replacement capital.

Milling

Ore from the Alamo Dorado deposit is treated by conventional crushing and SAG/ball mill grinding to –74 μm, followed by thickening, agitated cyanide leaching, leach residue filtration, direct electrowinning to produce a cathode sludge, AVR cyanide recovery and recirculation, leach residue washing with AVR product solutions, dry stack tailings and conventional silver and gold doré bar production from melting of the cathode sludge.  The nominal design treatment rate is 4,000 tonnes per day of ore on a 24-hour per day schedule.  The mine’s tailings treatment process recovers approximately 97.5% of the sodium cyanide used and also neutralizes mill tailings, thus reducing the mine’s environmental impact and reclamation costs.

During 2008, the process plant milled 1,478,400 tonnes of ore and produced 6,115,800 ounces of silver and 16,800 ounces of gold.  During 2009, the process plant milled 1,671,300 tonnes of ore and produced 5,320,600 ounces of silver and 18,200 ounces of gold.  During 2010, the process plant milled a total of 1,676,000 tonnes of ore (an average of 4,600 tonnes per day) and produced 6,721,300 ounces of silver and 16,800 ounces of gold.

The dry stackable tailings facility consists of downstream constructed embankment that buttresses the moist tailings cake placement.  The impoundment area for tailings placement is not lined given the design expectation that the moist cake meets the permit specification following the AVR treatment and filter plant wash.  As at the end of 2006, the first phase embankment under-drains and channel seepage beneath the facility into a lined collection pond below the embankment were constructed.  The collection pond beneath the tailings impoundment facility is equipped with a pump that returns collected solutions back to the mill.

Environment

The original environmental permitting work considered options developed for the 2002 feasibility study, and was provided by Corner Bay in conjunction with Agauyo Consultoría Ambiental, Corner Bay’s environmental consultant and coordinator.  An EIS and risk assessment study, as well as ancillary documents were submitted by Corner Bay to SEMARNAT to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado.  SEMARNAT recommended a finding of no significant impact in the original impact statement/permitting document.  Following completion of the updated feasibility study, the original EIS and risk assessment study documents were revised, resubmitted and approved by SEMARNAT.  Project construction commenced in 2005 based on the approved EIS and an improved modification of the SEMARNAT Temporary Land Use Permit for the operation of a milling operation and disposal of non-toxic tailings in a dry stack tailings area.

MCB had an agreement with SEMARNAT for compensation activities for mitigation of the environmental impact of the Alamo Dorado project.  MCB conducted its compensation activities on schedule during the term of the agreement (2005-2007) and within the framework of its agreement with SEMARNAT. Confirmation was received in August 2007 from SEMARNAT acknowledging the end of the third and final stage of the agreement.

During 2008, a sewage treatment plant was constructed and put into operation at Alamo Dorado.  During 2009, a new landfill was constructed and put into operation.

Pan American has estimated the present value of reclamation costs for the Alamo Dorado property at December 31, 2010 to be approximately $7.6 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health and Safety

In 2005, an Emergency Response Plan (“ERP”) was developed for the Alamo Dorado project. The detailed plan outlines responses to safety and environmental emergencies. In 2006, Alamo Dorado completed MSHA (Mine Safety and Health Administration) training for all Pan American employees.  In February 2007, a formal safety audit of the Alamo Dorado mine was completed by a third party consultant and the Company’s Director of Health and Safety.  During 2010, personnel employed at Alamo Dorado attended 6,122 hours of safety related training.  Alamo Dorado was awarded the “Casco de Plata” award in the open pit category for the best safety record in Mexico during 2008 and during 2010, was awarded the “Casco de Plata” once again for safety excellence in 2009.  The mine operated the entire 2009 and 2010 calendar years without a single LTI and has recorded only one LTI since the start of the project.

Capital Expenditures

Construction of the Alamo Dorado mine was completed by year end 2006.  In 2009, capital expenditures totalled approximately $1.3 million.  In 2010, total capital expenditures at Alamo Dorado increased to approximately $2.1 million, primarily for equipment and plant upgrades.

Marketing

Most production from the Alamo Dorado mine is in the form of doré bars, which is refined at arm’s length refineries prior to the sale of refined silver and gold to bullion banks and traders.  Pan American has entered into multi-year refining contracts with two refiners for the production from Alamo Dorado.

Alamo Dorado also produces a small amount (approximately 5% of total silver production) of silver and gold in the form of a copper-lead rich precipitate from the AVR circuit.  This material is typically sold to concentrate traders under annual contracts.

The revenue per type of concentrate and doré produced by the Alamo Dorado mine for the past three years were as follows:

2010	Revenue1, 2	Quantity
Silver and Gold in Doré	$141.7 million	6,509,868	ounces of silver and
		16,649	ounces of gold
AVR Cu/Ag Concentrates	$5.8 million	482	tonnes
2009
Silver and Gold in Doré	$86.5 million	4,824,397	ounces of silver and
		17,852	ounces of gold
AVR Cu/Ag Concentrates	$11.8 million	1,123	tonnes
2008
Silver and Gold in Doré	$105.1 million	5,834,687	ounces of silver and
		16,461	ounces of gold
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty in securing contracts for the sale of Alamo Dorado doré and concentrates, however, there can be no certainty that it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

(ii)           La Colorada Mine

Ownership and Property Description

Pan American Silver’s wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada mine.

The La Colorada mine is comprised of 37 mining claims totalling approximately 2,864.1 hectares. In addition, Pan American also has control over approximately 571 hectares of surface rights covering the main workings, namely the Candelaria, Campaña, Recompensa and Estrella/Amolillo mines.

To the Company’s knowledge, all permits and licences required for the conduct of mining operations at La Colorada are currently in good standing.

Certain statements in the following summary of the La Colorada property are based on and, in some cases, extracted directly from the La Colorada Technical Report.

Location, Access, Climate and Infrastructure

The La Colorada mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000.  The district’s general coordinates are longitude 23°, 23’ North and latitude 103°, 46’ West.  Topographic relief near the Candelaria, Recompensa and Campaña Mine sites is between 2,100 metres and 2,550 metres.

The La Colorada mine is accessed primarily from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road. The mine is also accessible from the city of Zacatecas by similar types of roads.

The physiography of the region is characterized by wide flat valleys and narrow, relatively low mountain ranges and hills.

The climate at the project site is arid to semi-arid and vegetation typically includes mesquite and cactus.  The rainy season is from July to September. Precipitation during this rainy season can be extreme and causes regional flooding and wash-outs.  However, in general, precipitation in the area is quite low and the mine is able to operate year round.

Electrical power is supplied from the Mexican national power grid and a 1.8 MW diesel power station that feeds the mine property distribution system.  However, as a result of the heavy demands the Mexican national power grid suffers random power outages at the mine.  An additional 9 MW, 34.5 kV power line was constructed running 54 kilometres from Sombrerete to the La Colorada mine and was completed by the end of 2007 with startup in the first quarter of 2008, however, due to delays in commissioning, the full capacity of the new line was not available until later in the year.  In 2009, diesel consumption was significantly reduced as the diesel power station and diesel air compressors were designated for back-up use only and the power grid became available.

Water sufficient to support the mining operation is available on site and is supplied from an underground source.  As permitted by Mexican law, underground water is pumped to surface head tanks for use in the milling process, as well as for domestic services.  Underground water is also pumped to a water treatment plant, which was constructed in 2002, to provide potable water.  The potable water treatment plant was upgraded in 2008.  Pan American estimates that the current volume of water supply meets the existing and planned future requirements of the project.

There is a long history of silver mining in Zacatecas State and as a result there is adequate infrastructure and currently a sufficient experienced workforce in the area.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the La Colorada mine is not subject to any royalties or encumbrances.

Taxation

The principal taxes of Mexico affecting the La Colorada mine include income tax, assets tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.  The La

Colorada mine generated an income tax expense of approximately $11.8 in 2010, $4.1 million in 2009 and $6.4 million in 2008.

On October 1, 2007, the Mexican taxing authority enacted the IETU that became effective starting in 2008.  The IETU is defined as a minimum tax in respect to income tax, but with a wider taxable base as many of the tax deductions authorized for income tax purposes are not permissible for IETU.  The transitional provision established the rate for 2008 at 16.5% and 17% for 2009.  The rate applied in 2010 was 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year.

History

The production history of the Chalchihuites district began during pre-colonial times when natives produced silver and malachite. During the 16th century Spanish colonization, the village of Chalchihuites was founded and intermittent exploitation of the mineral deposits in the area commenced. By the 19th century, the Spanish mines were operating continuously and important silver production was recorded. The War of Independence curtailed production from this and many other silver producing areas between 1910 and 1920.

In 1925, the Dorado family operated mines at two locations on the La Colorada property.  From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property.  From 1933 to the end of World War II, La Compañía de Industrias Peñoles also conducted mining operations on a single breccia pipe on the property.  From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.

In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V.  Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property. Production was at a rate of approximately 150 tonnes per day.

Pan American acquired the La Colorada mine in April 1998.

Geology and Mineralization

The La Colorada mine is located on the eastern flanks of the Sierra Madre Occidental at the contact between the lower volcanic complex and the upper volcanic supergroup.

The oldest rocks exposed in the mine area are Cretaceous carbonates and calcareous clastic rocks of the Cuesta del Cura and Indidura Formations.  Overlying the calcareous rocks is a conglomerate unit containing clasts derived mostly from the sub-adjacent sedimentary rocks.  Most of the outcrop in the mine area is represented by intermediate to felsic volcanic rocks of the regional lower volcanic complex.

The stratigraphically highest rocks in the mine area are felsic tuffs correlated with the upper volcanic sequence.  These tuffs unconformably overlie the trachyte along the southern property boundary, and are distinctly maroon coloured and show varying degrees of welding.

Thirteen breccia pipes have been mapped on the surface or in underground workings.  All of the pipes are located along or to the south of the No Conocida Poniente (NCP/NC2) vein complex.  The pipes are round to ovoid in shape, up to 100 metres in diameter, and can extend vertically more than 400 metres below the surface.  The breccias contain clasts of limestone and trachyte (often mineralized) in an altered trachyte matrix.  The ratio of limestone to trachyte clasts varies from pipe to pipe.  Clasts of vein material have been found in the breccias suggesting that they postdate the vein emplacement.

East to northeast striking faults form the dominant structures in the project area and play a strong role in localizing mineralization.  Most of these faults dip moderately to steeply to the south and juxtapose younger hangingwall strata against older footwall rocks.  Evidence suggests down-dip motion on these faults; however, most of the faults have been reactivated at some point so the movement direction during the initial formation is uncertain. Stratigraphic contacts are displaced from tens to over a hundred metres lower on down-dropped blocks.

The trachyte unit displays an eastward tilting that may reflect displacements on regional, orogen-parallel structures outside the project area.  This tilting probably reflects the final episode of deformation.

La Colorada represents a typical epithermal silver/gold deposit, with a transition in the lower reaches of the deposit to a more base metal predominant system.  There are indications of what might be skarn style mineralization in the deepest holes on the property.

There are four dominant styles of mineralization at La Colorada: (i) breccia pipes; (ii) vein-hosted mineralization; (iii) replacement mantos within limestone; and (iv) deeper seated transitional mineralization (transition zone).

Mineralization in the breccia pipes generally has lower silver values and elevated base metal values.  Mineralization is associated with intense silicification and occurs as disseminated galena and sphalerite with minor chalcopyrite and bornite.  Sulphides are found in the clasts and the matrix.

Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south.  Veins occur in the trachyte and limestone units and cut across the bedding and contacts with little change in the width or grades of the vein.  Mineralized widths in the veins are generally less than two metres, but may be wider if there is a halo of replacement or brecciated material.  The NCP Corridor strikes east-west and dips moderately to the south, with true widths of approximately up to 15 metres, but most of the economic mineralization is located in quartz veins, which are on average one to two metres wide.  In some cases vein fillings consist of quartz, calcite, and locally barite and rhodochrosite.  Where the veins are unoxidized, galena, sphalerite, pyrite, native silver and silver sulfosalts are present.  The major mineralised veins, including the NCP Corridor, are strongly brecciated and locally oxidized, obscuring original textural features.  Less deformed veins show mineralogical layering, crystal-lined open vugs, and hydrofracture vein breccias, indicating typical multi-stage growth.

The depth to the surface and the permeability of the mineralized zone control the level of oxidation in the veins.  These factors result in an uneven but generally well-defined redox boundary.

Manto style mineralization is found near vein contacts where the primary host rock is limestone.  At Recompensa, the mantos appear to be controlled by thrust faulting adjacent to the veins, and can form bodies up to six metres wide.  Most commonly, they occur in the footwall north of the steeply dipping vein, but depending on the orientation of the fault they can occur in the footwall, the hanging wall, or both.  The mineralogy of the mantos is characterized by galena and sphalerite with minor pyrite and chalcopyrite.  Gangue minerals are quartz, rhodochrosite, pyrolusite and other manganese oxides.

The deep seated transition mineralization consists of both vein type mineralization and more diffuse stockwork and breccia zones.

The current Mineral Resource and Mineral Reserve contains vein and manto hosted mineralization.  The Mineral Reserve and Mineral Resource ore zones at La Colorada as well as their orientation (strike/dip) and style of mineralization are as follows:

•
NCP and NCP Corridor - Average orientation 075/60S 60° dip. The Corridor consists of the NCP footwall and NCP hangingwall structures. There are currently two hangingwall structures defined named HW and HW2. These zones are characterized by a broad mineralized shear within limestone containing one or more quartz veins parallel to the orientation of the shear. The majority of the silver mineralization is found in the quartz veins which in the NCP footwall vein are on average 2.9 metres wide and in the NCP hangingwall vein HW1 are on average 2.4 metres wide. HW2 vein is on average 2.0 metres wide and Split is 2.2 metres wide. Mining is in progress on various sublevels down to the 438 level. The NCP veins are economically the most important and contain over 40% of the  Mineral Resource and Mineral Reserve ounces of silver.

•
NC2 – Average orientation 045/70S 60° dip.  NC2 is a narrow (one-to-two metre) mainly sulphide and partly oxide vein that contains an important part of the current sulphide resources.  It has a strike length of over 700 metres and is open to the east where there is a wedge of Inferred material below the east mine fault.  NC2 is developed down to the 390 level and has been drilled to below the 495 level where Inferred Mineral Resources have been estimated.  The NC2 vein is the most important source of sulphide mineralization and contains 29% of the Mineral Resource and Mineral Reserve ounces of silver.

•
Amolillo Vein (Estrella Mine) – Average orientation 45/70S 59° dip. The Amolillo Vein is an oxide vein located 500 metres north of the NC2 and NCP vein complex and to the east of the Recompensa vein with an average width of 2.2 metres. The vein lies mostly within the trachyte host rock and limestone at depth.

•
Recompensa – Average orientation is 090/80N 75° dip.  Recompensa is a combination of vein and manto mineralization located more than one kilometre northwest of the NC2 and NCP vein complex.  The vein mineralization is narrow (less than one metre and averages 1.8 metres for the economic zone).  Recompensa contains a minor amount of oxide but mostly sulphide material.  A high gold grade manto (Manto Yuri) has been discovered at the interaction of two veins that are currently being developed for mining in 2009 and 2010.  Although small in tonnage (approximately 100,000 tonnes), Manto Yuri is an important discovery as it consists of high grade silver and gold mineralization containing over 1.6 million ounces of silver and over 14,000 ounces of gold.

•
4235 – Average orientation 090/75N 65° dip.  4235 is a narrow (approximately one metre) vein which occurs in the hanging wall of the NCP and NC2 vein systems counter to the orientation of these major veins.  It has a strike length of approximately 140 metres, and has been exposed by development on the 295 level and by drilling above and below that level.  The western half of 4235 is sulphide and the eastern half is oxide.

•	San Juan/Santa Juana Veins – These veins lie at the intersection of the San Fermin Breccia.
•
Inversa – This vein is a smaller version of the counter vein orientation 4325.  Vein widths are around 2.3 metres.  This vein has been defined by mining development on the 335 and 355 levels and has been partially mined in 2007.

Exploration and Drilling

The bulk of Pan American’s exploration of the La Colorada property has been conducted through diamond drilling (surface and underground) and underground drifting on the veins and mineralized zones.

Prior to Pan American’s involvement in the La Colorada mine, previous operators had drilled 131 holes for a total of 8,665 metres.  These holes were not used in Pan American’s Mineral Resource or Mineral Reserve estimates, with the exception of four holes where the original core was found and assayed by Pan American.

The holes generally range in length from 100 to 300 metres with dips of plus 45° to minus 90°.  Standard logging and sampling processes have been used to record information from the holes drilled by Pan American.  Interval samples have been cut with a diamond saw and the remaining half core is stored on-site.  Hole collars have been surveyed by total station survey equipment.

Recovery in the drill holes has generally been high (plus 80%), with the exception of holes drilled into the NCP Corridor ore zone where the recovery averaged 67%.  There was no significant bias in the drill holes that had poorer recovery.

Underground drifting along the mineralized structures is the second method of exploration.  Annually, the mine operation completes over 3,500 metres of drifting along structure.  The drifting allowed detailed mapping and structural interpretation of the ore zones, as well as providing key grade information.

During 2010, a total of 23,621 metres have been drilled targeting various areas throughout the property.  There were many successful holes at the depth extension of the NC2 and NC3 sulphides which resulted in an increase of the Proven and Probable Reserves of over 12.1 million ounces.

Sampling and Analysis

The La Colorada mine database consists of two types of samples – underground channel samples and diamond drill core samples.

The sampling method for the underground exploration development along mineralized structures consists of channel sampling the back of drifts every three metres. Vein and wall rocks are sampled separately. Sample lines are marked by the geologist and then the sample is taken by a helper using a hammer and chisel. Sample size is approximately three kilograms. To provide an accurate representation of vein grades, samples are taken regardless of whether the vein appears to be above cut-off grade or not.

In addition to the samples taken from development, the database includes stope samples.  Stope sampling methodology is the same as the development sampling, except that stope samples are taken at five metre intervals.  The reason for the five metre spacing as opposed to the three metre spacing is that the stope samples normally represent a smaller tonnage.

Drill holes are sampled and logged according to industry-accepted standards.  A staff geologist logs the holes for lithology, alteration, mineralogy, and recovery. Sample intervals are marked by the geologist who also assigns a sample number. As with the underground sampling, the samples are selected by geology and vein and wall rock are sampled separately. Samples are split using a diamond-bladed saw.

Pan American has used four commercial labs in the past for exploration assaying at La Colorada: Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.), Luismin (Durango, Mexico) and ALS Chemex de México (Guadalajara, México). All assaying by the commercial labs for gold and silver has been done using fire assay with either an AA or gravimetric finish on a one-assay tonne charge.  Base metals were assayed using acid solution and AA determination.  Some exploration and all mining samples are completed at the La Colorada lab which uses fire assay for gold and silver on a ten gram charge with a gravimetric finish.  Base metals are assayed using acid digestion and AA determination.

The QA/QC program at La Colorada includes the submission of tertiary lab check assays on 2 to 5% of the samples and 1 to 2% of check samples.  All of the drilling, sampling and QA/QC programs were conducted under the direct supervision of Pan American’s geology staff.

Mineral Reserves

The Company’s management estimates that Mineral Reserves at La Colorada, as at December 31, 2010, are as follows:

La Colorada Mineral Reserves 1, 2, 3, 4
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold Per tonne	% Zinc	% Lead
Proven	1,242	406	0.48	0.92	1.88
Probable	1,671	412	0.47	1.58	3.03
TOTAL	2,913	409	0.47	1.30	2.54
_______________

1	Estimated using a price of $18 per ounce of silver, $1,100 per ounce of gold, $1,950 per tonne of lead and $1,950 per tonne of zinc.
2
Mineral Reserves for La Colorada have been prepared under the supervision or were reviewed by, Michael Steinmann, P. Geo., and Martin Wafforn, P. Eng., as Qualified Persons as that term is defined in NI 43-101.

3
The La Colorada mine applies incremental cut-off grades as the combined process plants currently have more capacity than the mines.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

4
Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores. The sulphide portion of the Proven and Probable Reserves total 2,069,000 tonnes grading 428 g/t silver, 0.54 g/t gold, 1.83% lead and 3.58% zinc.

Considerable exploration success during the year has extended the life of mine plan.  Pan American currently anticipates that the mine will operate beyond 2019.

Mineral Resources

The Company’s management estimates that Mineral Resources at La Colorada, as at December 31, 2010, are as follows:

La Colorada Mineral Resource Estimate 1, 2, 3
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold Per tonne	% Zinc	% Lead
Measured	111	218	0.19	0.62	1.01
Indicated	1,098	270	0.31	0.52	0.68
Inferred	3,630	251	0.29	1.05	1.87
_______________

1
These Mineral Resources are in addition to La Colorada Mineral Reserves.  Estimated using a price of $18 per ounce of silver, $1,100 per ounce of gold, $1,950 per tonne of lead and $1,950 per tonne of zinc.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Resource estimates for La Colorada have been prepared under the supervision, or were reviewed by, Michael Steinmann, P. Geo., and Martin Wafforn, P. Eng., as Qualified Persons, as that term is defined in NI 43-101.

3
Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores. The sulphide portion of the Measured and Indicated resources total 682,000 tonnes grading 283 g/t silver, 0.40 g/t gold, 0.94% lead and 1.26% zinc.

Mining

The mining method utilized for the oxide and sulphide ore is mechanized cut and fill from the property’s vein systems located in the Candelaria, Amolillo, and Recompensa mines.  Fill material is sourced from waste development, waste slashed from walls in the stopes and surface stockpiled material.  During 2011, Pan American plans to construct a small cycloning plant and the necessary underground piping to allow the coarse fraction of classified tailings from the sulphide plant to be poured into some of the stopes as backfill.  Split sets are used throughout for ground support with the addition of mesh, cemented split sets, and shotcrete depending on ground support requirements in specific areas.

Mechanized equipment includes 3.75 cubic metre, two cubic metre and 1.5 cubic metre capacity scoop trams, low profile nine to twelve tonne capacity trucks for haulage in ramps, jack-legs and one boom electric hydraulic jumbos for drilling.  Dump trucks are used for the haulage of ore from the shaft bin in the case of the Candelaria mine and from dumps near to the mine portals in the case of the Amolillo and Recompensa mines to the crusher dump pocket.  The replacement of the main hoist winch of the Candelaria mine was completed in early 2007.

In June 2004, La Colorada stopped producing sulphides when the sulphide resource was exhausted above the dewatered level of the mine.  A dewatering study was conducted and new higher capacity pumping stations were built that allowed the production of sulphides to recommence in July, 2006. The dewatering system is expanded each year in order to keep pace with the ramp development as it is deepened to access deeper portions of the veins.

In 2008, the oxide mill processed on average 580 tonnes per day (“tpd”) whereas the sulphide mill processed on average 455 tonnes per day. During 2009, the oxide mill processed an average of 476 tpd whereas the sulphide mill processed an average of 415 tpd. During 2010 the oxide mill processed an average of 453 tpd whereas the sulphide mill processed an average of 494 tpd. This trend where the proportion of sulphides in the total production increases is expected to continue as the ore body in general contains less oxidized mineralization at depth.

Milling

Milling consists of a 650 tpd conventional cyanide recovery plant for oxide ore as well as a sulphide ore processing plant that was designed at 250 tpd but has since been expanded providing maximum throughputs as high as 700 tpd.  The sulphide plant processes sulphide ore valuable for its silver, lead, gold and zinc content. These metals are recovered as concentrate via crushing, grinding and selective lead and zinc froth flotation circuits. The oxide plant produces a silver doré from crushing, grinding, cyanide leach, Merrill Crowe zinc precipitation and on-site refining circuits.

Environment

An EIS and risk assessment on the La Colorada property was submitted to Mexican environmental authorities in early March 1999.  The EIS described the impact of proposed development and mining activities and provides conceptual plans for closure and remediation.  The EIS was approved by the Mexican authorities in November 1999 and renewed late 2010.  The new permit is valid for five years.

To the best of Pan American’s knowledge, Pan American’s operations at the La Colorada mine currently comply in all material respects with applicable Mexican environmental laws.  Pan American has taken additional steps to ensure its good environmental management and is participating in a voluntary certification process managed by the Federal Attorney for Environmental Protection called the “Clean Industry” program.  The La Colorada mine obtained its first certification under the program in December 2007, which was valid for two years.  The certification was renewed in July of 2010 and is valid for two more years.

The three most significant environmental issues associated with the La Colorada property are the stability of operating tailings facility, stability of abandoned tailings facilities on the property and mine water discharges.  In addition, domestic waste water discharge from on-site buildings and operation of an uncovered solid waste landfill on the western portion of the La Colorada mine are closely monitored by the site environment department.  The waste water treatment facility was upgraded in 2007 with the installation of a treatment facility.  The existing lined tailings facility Tailings Dam #6 completed a fourth stage of expansion in 2008.

Pan American has estimated the present value of the final site reclamation costs for the La Colorada property to be approximately $6.3 million.  During 2005, Pan American began reclamation work concurrent with mining operations by reclaiming old tailings on the property.  This work allows efficient use of people and equipment on-site for operations.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health and Safety

A formal safety audit was conducted in December of 2006 at the La Colorada mine by a third party consultant and the Company’s Director of Health and Safety.  Subsequent audits were conducted in October, 2007 and in April, 2009 by the Company’s Director of Health and Safety and safety managers from some of Pan American’s other mines.  In 2006, all protocols and procedures were updated at the mine as a result of a safety audit investigation conducted by the Company’s Director of Health and Safety.  In 2008, La Colorada was the recipient of the prestigious “Casco de Plata” award for the best safety record during 2007 for underground mines in Mexico with in excess of 500 employees.  In 2010, La Colorada was again the recipient of the “Casco de Plata” award for excellent safety performance in 2009.  During 2010, personnel employed at the mine attended 20,669 hours of training.

Capital Expenditures

In 2009, capital expenditures at La Colorada totalled approximately $3.1 million.  In 2010, capital expenditures at La Colorada increased substantially and totalled approximately $9.1 million.  The capital expenditures in 2010 consisted of: (i) mine equipment replacement and improvement; (ii) mine development; and (iii) diamond drilling.

Marketing

All of La Colorada’s concentrate production is sold under contracts, which are negotiated periodically, to arm’s length smelters and concentrate traders. All silver doré produced from the oxide mill at La Colorada is sent for refining to arm’s length refineries and subsequently sold to various banks and traders dealing in bullion.

The revenue per type of concentrate and doré produced by the La Colorada mine for the past three years were as follows:

2010	Revenue1, 2	Quantity
Silver and Gold in Doré	$31.5 million	1,554,500	ounces of silver and
		1,718	ounces of gold
Lead Concentrate	$36.7 million	3,769	tonnes
Zinc Concentrate	$5.2 million	5,175	tonnes
2009
Silver and Gold in Doré	$23.5 million	1,500,221	ounces of silver and
		1,525	ounces of gold
Lead Concentrate	$27.7 million	3,994	tonnes
Zinc Concentrate	$3.1 million	4,350	tonnes
2008
Silver and Gold in Doré	$26.0 million	1,912,000	ounces of silver and
		1,883	ounces of gold
Lead Concentrate	$29.1 million	2,999	tonnes
Zinc Concentrate	$2.6 million	3,380	tonnes
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty in securing contracts for the sale of the La Colorada concentrates or doré, however, there can be no certainty it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

C.          Argentina

(i)         Manantial Espejo

Ownership and Property Description

On April 12, 2006, Pan American completed the acquisition from Silver Standard Resources Inc. (“SSR”) of that company’s 50% joint venture interest in the Manantial Espejo mine, which is located in southern Argentina. As a result of the acquisition, Pan American became 100% owner of the mine. The mine is being operated through two Argentine companies, MTA and Alto Valle.

The Manantial Espejo mine consists of 17 mineral concessions granted by the Mining Authority of the Province of Santa Cruz to MTA and Alto Valle, covering a total of 25,533 hectares and extending approximately 36 kilometres east-west and 19 kilometres north-south.  The mineral concessions forming Manantial Espejo are, by law, subject to minimum expenditure requirements with respect to which Pan American had entered an alternate agreement with the government of Argentina.  Pan American believes that MTA has continuously been in compliance with such agreement.  The good standing of the mineral concessions held by each of MTA and Alto Valle, and which make up the Manantial Espejo mine, was confirmed by the Mining Authority of Santa Cruz in February 2006.  In March 2006, the Argentine government approved the EIS submitted to it by Pan American, effectively recognizing MTA and Alto Valle’s title to the property and authorizing construction of the mine. In April 2006, initial mine development activities were initiated.

The property includes ownership of three surface properties purchased by MTA to facilitate support and improve the performance of its mining and exploration activities. These surface rights cover an area of 43,207 hectares and at this time all mining and processing related activities occur within these properties.

Certain statements in the following summary of the Manantial Espejo property are based on, and in some cases has been, extracted directly from, the Manantial Technical Report.

Location, Access, Climate and Infrastructure

The Manantial Espejo mine is located in the Province of Santa Cruz, Argentina, centered at the geographical coordinates of 69° 30’ West longitude and 48° 46’ South latitude.  The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property. Puerto San Julian has a population of 5,500. The main access is via the provincial Route 25, a wide gravel secondary road that connects the project with Puerto San Julian.  Access to the site is by an eight kilometre gravel road off provincial highway Route 25.

The climate at the project area is dry to arid continental. The average monthly temperatures vary between 1° Celsius (June and July) and 15° Celsius (January and February). This area of Argentina is well known for fierce westerly winds, particularly from August to October when westerly daily winds can gust to between 120 to 170 kph. The highest average monthly precipitation at Manantial Espejo occurs in the month of June, with 21 millimetres. Snow frequently accumulates on site between June and August, and infrequent snowfall events can range up to about 50 millimetres or more based on limited data.

The topography of the region is generally characterized by relatively low-lying mesas with broad flat valleys, containing no, or poorly developed, drainage channels. To the north, the Deseado massif area is characterized by bedrock knolls and hills of moderate relief, with interspersed “deflationary” (probably wind-eroded) basins, containing flat-bottomed playas and often ephemeral shallow ponds and lakes with internal drainage.  The project site is extremely arid and has very limited development of soils and vegetation.  The elevation of the project site is situated between 350 and 400 metres above sea level. The southern portion of the site is dominated by a broad, flat valley known as the Pampa which trends east-southeast and lies between the Deseado Massif to the north and a volcanic plateau to the south. Both the Pampa and the mesa on the southern portion of the camp are largely formed of Tertiary and Quaternary aged glacially-derived gravel and cobble deposits.

The property is in a remote area with a limited population which increases the challenge of finding experienced personnel.  Pan American has been able to attract and retain employees based on competitive benefits and rates, Pan American’s community involvement, and by offering housing developed by Pan American.

Royalties and Encumbrances

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.

In addition, MTA has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

Taxation

The principal taxes of Argentina affecting MTA include income tax of 35% and an export duty of 5%.  The export duty can potentially be reduced by a silver doré export credit of 2.05%. The MTA mine generated an income tax expense of approximately $15.4 million in 2010 and $3.6 million in 2009.

History

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government and in 1989, ownership of the original interest in the mineral properties constituting the Manantial Espejo project was acquired by Mr. Roberto Schupbach. Pursuant to an agreement entered into in 1991 between Mr. Schupbach and Compañía Minera San Jose S.A. (a wholly owned subsidiary of St. Joe Minerals), Mr. Schupbach sold his mineral property rights to Minera San Jose. Later in the same year, St. Joe Minerals was acquired by Lac Minerals Ltd., and then in 1994 Barrick Exploraciones Argentina S.A. acquired Lac Minerals Ltd. and assumed ownership.

In 1996, Triton Mining Corporation (“Triton”) entered into an option agreement with Barrick to earn the right to acquire an 80 percent interest in the project for a total cost of $2.5 million, such right Triton then assigned to its wholly owned subsidiary MTA.

In 1998, MTA completed making the required payments under the option agreement.  Barrick and MTA subsequently incorporated Compañía Minera Alto Valle for the purpose of holding beneficial title to the properties, and pursuant to a shareholders’ agreement, Barrick held 20 percent and MTA held 80 percent of the shares of Alto Valle, respectively, and MTA was designated operator of the project.

In 1998, Blackhawk Mining Inc. (“Blackhawk”) purchased all of the issued shares of Triton, which was a public company with shares traded on the Toronto Stock Exchange.

Also, in 1998, SSR entered into an option agreement with Triton to acquire a 50% interest in MTA. Then, in April of 2001, SSR acquired Barrick’s 20% interest in Alto Valle (2,400 shares), half of which it agreed to sell to Blackhawk in consideration for an interest in an unrelated mining venture.

In 2002, SSR acquired Triton’s remaining 50% interest in MTA, as well as Blackhawk’s 1,200 shares in Alto Valle. Concurrently, SSR agreed to sell to Pan American 50% of the shares of MTA and half of the shares (1,200) it held in Alto Valle directly. The Company acquired this 50% interest in the project for a purchase price of $1,912,433, which consisted of a cash payment in the amount of $662,433 and a transfer of 231,511 common shares in the capital of the Company valued at $1,250,000. In addition, the Company agreed to pay 50% of $200,000 in order to eliminate a 1.2% net smelter return royalty payable by SSR to Blackhawk and agreed to fund the first $3 million of joint venture expenditures following the issuance of a production notice. In March 2006, the

Company negotiated and entered into a purchase agreement with SSR to acquire SSR’s 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.

In March 2006, Pan American completed the Manantial Technical Report for the Manantial Espejo mine based upon the revised resource model, combination open pit and underground mine plan, and a conventional milling and leaching circuit.

In March 2006, the Company’s board of directors approved a $130.4 million project to construct and initiate operations of the Manantial Espejo mine.  Simultaneously, the Company received approval of the EIS from the Santa Cruz Province of Argentina and signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a sub-connection to Manantial Espejo. The capital cost estimate was updated to $170 million in April 2007 as a direct result of industry-wide cost escalations for construction materials and equipment, coupled with significantly higher in-country costs for labour.  For similar reasons, the capital cost estimate was further updated to $185 million in February 2008.

In June 2006, MTA entered into an agreement with Ausenco International Pty Ltd. (“Ausenco”) of Queensland, Australia to complete a basic engineering design and long lead item procurement services for the processing plant and site infrastructure components of the Project and later extended these services to engineering, procurement and construction management (EPCM”) for the project.  In addition, MTA entered into an agreement with Montgomery Watson Harza of Buenos Aires, Argentina to provide EPCM services for the tailings pond. By year-end 2006, detailed design had been completed and initial site preparation had begun. In April 2006, mine development activities were initiated. Activities during 2006 included the following: (i) construction of project access and other critical mine construction roads; (ii) upgrade and expansion of the existing accommodation camp to support early construction; (iii) completing additional water exploration and installation of production mine supply and dewatering wells; (iv) Maria West underground portal and initial ramp development; (v) Melissa portal development, and the installation of a temporary mine equipment shop and warehouse facilities; (vi) purchase of all major underground and open pit mine equipment; (vii) recruitment of experienced management and operational staff who successfully initiated underground development at the Maria West and Melissa deposits; (viii) finalization of project infrastructure designs and solicitation of  construction proposals; (ix) initiation of  construction of a 30 home and a 12 unit apartment complex in Gobernador Gregores to support mine development and long term operations; (x) expanded administrative offices in Gobernador Gregores to support project construction; and (xi) award of major construction camp, camp catering and construction supply contracts.

2008 was the final year of construction for Manantial Espejo, with mining operations in the two open pits and the two underground mines continuing during the year.  Ausenco continued as the EPCM contractor, and completed its activities in mid-December 2008.  By year end 2008, a total of 239,900 tonnes of ore was stockpiled on site in preparation for plant operations.  Construction resources were allocated so that critical plant circuits required for initial commissioning and production would be completed first.  The commissioning of the Manantial Espejo plant began with dry commissioning activities in August 2008.  The mills, leach circuits, counter-current-decantation (“CCD”), Merrill Crowe and refinery were commissioned and commenced operations in mid-December 2008.  Final completion and commissioning of the primary crusher, recycle pebble crusher and concentrate circuits were underway by mid-January 2009.

The Company celebrated the official inauguration of the Manantial Espejo gold and silver mine on March 16, 2009. The first doré was poured in mid-December 2008 and the mine commenced commercial production in January 2009. The mine quickly achieved design capacities and produced 3.8 million ounces of silver and 72,000 ounces of gold during 2009.  In 2010, Manantial Espejo produced approximately 4.0 million ounces of silver and 63,000 ounces of gold.

Geology and Mineralization

Silver and base metal mineralization in the Manantial Espejo district is spatially and genetically related to a large bimodal igneous province, the Deseado Massif, which is dominated by acid volcanics and their resedimented products of the Chon Aike and La Matilde Formations (Upper Jurassic), and andesites of the Bajo Pobre Formation (Middle Jurassic). The older volcanics form the basement unit and are locally mineralized. The Chon-Aike and La Matilde Formations host mineralization, which occurs at the faulted contacts of volcanic facies as well as at contacts of volcanic stages.

The ore deposits at the Manantial Espejo mine are predominantly veins with short strike slip and larger down dip displacements. Styles of mineralization include massive quartz veins, vein breccias, sheeted and stockwork veining, and minor dissemination. Quartz is the main infill mineral, displaying distinctive textures indicating the overprinting of hydrothermal events which occurred in the area.

Mineralization is interpreted as occurring at the intersection of west-northwest trending fault zones and arcuate structures that could be related to a possible volcanic center. Gold occurs mainly as electrum in pyrite while the silver occurs in a number of forms including argentiferous galena and silver sulphosalts. Sulfides account for up to 3 to 5% of the rock mass as veinlets and disseminations.

Mineralization at Manantial Espejo is hosted in four main veins: the Maria Vein, Karina/Union Vein, Melissa Vein and Concepción Vein.  The majority of the mineralization outlined to date is in the Maria Vein.  The vein is a thick multiphase silica vein exposed on surface for more than one kilometre and has been intersected at a depth of up to 275 metres.  This vein averages 7.8 metres in true width ranging from 0.63 metres to 20 metres.  The vein is open to the east and at depth.

The Maria Vein exhibits two quartz textures: older quartz which may also contain grey silica, amethyst and vuggy quartz and younger sulphide-rich vein quartz breccia that often crosscuts the earlier vein and carries fragments of it.  Sulphide content is low and is primarily three to five percent pyrite.  Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed. The Maria vein structure shows excellent continuity, with little evidence for significant transverse fault offsets.  Combined outcrop and drill data show vein continuity over 1,000 metres along strike and over 250 metres along dip.  Ore-grade mineralization of the vein is less continuous.  Open pit ore-grade zones measure tens to hundreds of metres in longitudinal dimension.  Underground ore-grade zones measure tens of metres in longitudinal dimension, with over 100 metres of vertical extent in the Maria West area.

Silver occurs as electrum along with minor amounts of argentite, acanthite, sulfosalts, and proustite-pyrargyrite.  Gold occurs as electrum inclusions contained in pyrite.  Very minor visible gold in the 200-micron size has been observed in drill core along goethite-coated fractures.

The Karina/Union Vein is exposed on surface for a distance of 850 metres and has been drilled to a depth of 150 metres.  The host rocks, alteration, and mineralogy of the vein are similar to the Maria Vein.  Several interconnected high grade silver-gold epithermal veins produce drill intersections in excess of 20 metre true widths.

The Melissa Vein has a faint surface expression that rarely outcrops.  The trend of the 1.5 to 2.5 metre-wide high-grade silver-gold epithermal Melissa system has an 80 degree strike with a steep northerly dip.  The mineralization and host geology is very similar to that encountered at the Maria Vein.  Structurally, Melissa is thought to be the extensional component to the Maria shear system.  The Melissa Vein has been defined by drill holes along a 300 metre strike length and 200 metres down dip.

The Concepción Vein is a single quartz vein.  Mineralization occurs over a strike length of 600 metres and is open at depth and at both ends.  The host rocks, mineralogy and alteration are similar to the other veins on the property.

The Maria Vein has been exposed by underground development and by open pit mining, the Karina/Union Vein by open pit mining and the Melissa Vein by underground development. To date, there has not been enough ore mining to conduct a meaningful reconciliation; however, the results to date support the geological interpretation and assumptions used for the Mineral Reserve estimation.

Exploration, Drilling, Sampling and Analysis

Reconnaissance exploration on the Manantial Espejo mine was first carried out in the 1970s by the Argentinean government.

Exploration on the property was advanced in 1996 by Barrick, which completed 62 diamond drill holes on the property totalling 9,653 metres on the Maria Vein. In 1997, an additional 42 core drill holes were completed totalling 6,795 metres and Kilborn Engineering Pacific Ltd. (“Kilborn”) was retained to prepare a pre-feasibility study for the construction of an open pit mine and cyanidation mill processing facility to treat and recover silver and gold from the Maria Vein resource.

Drilling on the Manantial Espejo mine has been accomplished using diamond core, reverse circulation and wagon-mounted percussion drilling.  For the entire Manantial Espejo mine, this drilling totals 1,043 drillholes and approximately 93,867 metres.  The diamond core samples were considered to be of superior quality and representative of the deposits.  Therefore, with the exception of five reverse circulation holes in the Maria Vein, recent resource modeling evaluations have been based upon core samples from 662 diamond drill holes representing approximately 65,896 metres.  The typical core sampling procedure is to half-saw the HQ core after descriptive geological and geotechnical logging.  Half of the core is submitted for analysis, while the remaining half is stored on the Manantial Espejo site.

All MTA core has been HQ diameter (approximately six centimetres), with the exception of re-entry into Barrick holes for deepening, for which NQ diameter was used.  Diamond drillholes are located and oriented by geologists in the field to obtain drill spacing in the 25 to 50 metre range on vein, with closer spacing in the higher grade zones.

Project drilling, sample handling, assaying, data handling, and resource modeling were reviewed in April 2001 on behalf of SSR by Pincock, Allen, and Holt (“PAH”), mining consultants, who found that assaying and security procedures to date had been carried out according to accepted industry standards using accepted practices.

In 2003, a 4,472 metre diamond drilling program was completed in the Maria and Karina-Union Veins focusing on gathering geotechnical stability data.

In 2005, MTA completed 20,832 metres (187 holes) of additional diamond core and RC drilling to infill selected areas of known resources, to investigate the potential for economic mineralization outside of the current resource area, to continue the water exploration program, and to improve the geotechnical database for the feasibility tailings design.  In 2006, a further 1,525 metres of diamond drilling were completed with 800 metres of that total for exploration and condemnation drilling and the remainder for geotechnical holes. RC drilling was conducted for water supply wells and for the mine dewatering both as part of the construction program. Due to the construction and development activities at the site, there was no additional exploration drilling conducted in 2007 or 2008 but exploration was reactivated in 2009 with a total of 11,625 metres of diamond drilling. Exploration activities have been expanded in 2010 including 24,384 metres of surface and underground diamond drilling.

Manantial Espejo drilling data are used for metals exploration, resource modeling, geotechnical studies, metallurgical studies, and hydrological exploration/studies.

Mineral Reserves

A Mineral Reserve summary by open pit bench was derived for each pit by extracting the pit volume out of the appropriate Mineral Resource block model.  Dilution was applied according to the mining method to be used. The underground Reserve was derived from the Resource block model diluted for the appropriate underground mining method. Underground Reserves were derived from these models assuming an 85% mining recovery to account for typical mining losses such as in pillars.  Pan American’s management estimates the Mineral Reserves at Manantial Espejo, as at December 31, 2010, are as follows

Manantial Espejo Mineral Reserves 1, 2
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold per tonne
Proven	4,751	149	2.20
Probable	3,229	131	1.91
TOTAL	7,980	142	2.08
_______________

1	Estimated using prices of $18 per ounce of silver and $1,100 per ounce of gold.
2	Mineral Reserve estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by Martin G. Wafforn, P.Eng., who is a Qualified Person as that term is defined in NI 43-101.

Mineral Resources

Pan American’s management estimates that Mineral Resources at Manantial Espejo, as at December 31, 2010, are as follows:

Manantial Espejo Mineral Resource Estimate1, 2
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	Grams of Gold per tonne
Measured	1,794	75	1.00
Indicated	3,927	75	0.87
Inferred	2,049	87	0.83
_______________

1	These Mineral Resources are in addition to Manantial Espejo Mineral Reserves using prices of $18 per ounce of silver and $1,100 per ounce of gold.
2	Mineral Resource estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., who is a Qualified Person as that term is defined in NI 43 101.

Mining

The optimum mine plan approach for the Manantial Espejo mine consists of a combination of open pit and underground mining methods. The surface mining method is conventional open pit mining using 54 tonne off-road trucks and a mix of front end rubber tired loaders and track loading equipment.

The considerable variation in dip and thickness of the various mineralized zones throughout the property require a number of different underground mining methods to be utilized to maximize the profitability and recovery of the Mineral Reserves. The underground mining operations consist of either long-hole, cut and fill, or shrinkage methods to accommodate the geometry and accessibility. Underground mining equipment includes 20 tonne capacity low profile haul trucks, 1.5 to 4.6 cubic metre capacity scooptram, development face and long hole drill jumbos and service equipment including personnel transport, scissor lift and shotcrete machine

In some areas, the open pits will also be used for underground access via in-pit portals.  The open pits are being mined using five metre high, horizontal benches in ore and where possible ten metre high benches in waste.  Ore and waste is transported out of the pits by truck haulage via ramps built into the walls of the pits. Truck haulage will continue from the open pit ramp exit points on surface roads leading to waste dumps and the primary crusher ore feed stockpile. Open pits have been constructed for portions of the Maria, Karina-Union, and Concepción deposits.  In 2010, a total of 6.6 million tonnes of non-mineralized material and 590,000 tonnes of ore were mined and removed from the open pits, and a total of 138,000 tonnes were mined from the underground mines.

A total of four portals and associated declines will be required to access all of the underground mining reserves. Two are required for the Maria main structure, being Maria West and Maria East.  One portal each is required for the Concepción area, and for the Melissa Vein.  The Maria West and Melissa underground mines are now in full production. The underground mining at Manantial Espejo has been designed, developed and is being managed using modern underground mining techniques and for the most part mechanised equipment.

Milling

Ore from the Manantial Espejo deposits is treated by conventional crushing, SAG/ball mill grinding, bulk gravity concentration, intensive gravity concentrate agitation leaching, thickening, agitated cyanide leaching of the gravity tailings slurry, CCD thickening, Merrill Crowe zinc precipitation, sulphur dioxide cyanide neutralization, conventional pulp tailings disposal and conventional silver and gold doré bar production from melting of the Merrill Crowe precipitate.  The nominal treatment rate at design capacity is 2,000 tonnes per day of ore on a 24-hour per day schedule and this design capacity rate was achieved early in 2009.  During 2010, the plant processed a total of 717,500 tonnes (2,000 tonnes per day).

Health and Safety

Formal safety audits were conducted in December 2008 and December 2009 at the Manantial Espejo mine by the Company’s Director of Health and Safety and safety managers from some of Pan American’s other mines.  During 2010, personnel employed at the mine attended 9,318 hours of safety training.  The personnel at the Manantial Espejo mine worked the entire year of 2010 without a LTI and are the recipients of Pan American’s Chairman’s Safety Award for 2010.

Environment

An EIA for the project as required under the laws of the Province of Santa Cruz and the Argentine Republic was performed. The EIA includes all the items required under Argentine legislation, including a detailed report of the base line and the consulting steps taken with regard to the community and the authorities. The EIA performed for the project has not identified any severe environmental impact that could compromise its feasibility from the environmental viewpoint.

The identified environmental impacts set out in the EIA are in almost all cases low to moderate and can be reasonably mitigated by the Environmental Care and Management Plan attached to the project.

The EIA, mine design, tailing design, utility company interface, and water development studies were completed and the EIA was submitted to the provincial government in Argentina in November 2005 for its review. In March 2006, Pan American obtained clearance for the EIA from the Province of Santa Cruz, Argentina.  In addition, Pan American entered into an agreement with the federal government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a subconnection to Manantial Espejo.

No reclamation bond is currently required for mining operations in Argentina.  A preliminary reclamation plan was developed for the project and included in the EIS submitted to the Argentine government during 2006.  This plan is updated as required.

MTA has been granted all of the requisite environmental permits necessary to proceed with development of the property.  At the end of 2008, the Manantial Espejo mine began production and in accordance with Argentine law and permit requirements, MTA communicated the start of operation to the authorities and initiated the corresponding operational environmental monitoring.

Pan American has estimated the present value of reclamation costs for the Manantial Espejo mine to be approximately $8.5 million. See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Capital Expenditures

In 2010, capital expenditures at Manantial Espejo totalled approximately $7.0 million and consisted primarily of: (i) mine equipment; (ii) mine development; and (iii) tailings dam improvements.

Marketing

Production from the Manantial Espejo mine is in the form of doré bars, which are refined at arm’s length refineries prior to the sale of refined silver and gold to bullion bankers and traders.  Pan American has entered into multi-year refining contracts with refiners in Europe and the USA.

During 2010, the revenue produced by the Manantial Espejo mine was as follows:

2010	Revenue1, 2	Quantity
Silver and Gold in Doré	$147.4 million	3,611,422	ounces of silver and
		63,231	ounces of gold
2009
Silver and Gold in Doré	$111.2 million	3,294,409	ounces of silver and
		61,816	ounces of gold
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty in securing contracts for the sale of Manantial Espejo doré, however, there can be no certainty that it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

D.       Bolivia

(i)       San Vicente

Ownership and Property Description

The Company has a 95% interest in PASB, a Bolivian company that owns a 50% joint venture interest in, and is the operator of, the San Vicente project. The remaining interest in the joint venture project is held by Corporación Minera de Bolivia (“COMIBOL”), the Bolivian state mining company.

In 2007, the Company purchased a 40% interest in the project from Empresa Minera Unificada S.A. (“EMUSA”), increasing the Company’s share of ownership from 55% to the current 95%.  The remaining 5% of PASB is owned by Trafigura Baheer B.V. (“Trafigura”) (which is described in more detail under “San Vicente - History”).

The project consists of 15 concessions totalling 8,159 hectares.  PASB has continually complied with the joint venture agreement (and various addendums thereto), and as a result the project and the concessions are in good standing.  All mining property concessions of the San Vicente mine are in the name of COMIBOL, and PASB is contractually responsible for paying the yearly mining tenure tax. These payments are currently up to date.

Certain statements in the following summary of the San Vicente mine are based on and, in some cases, extracted directly from the San Vicente Technical Report.

Location, Access, Climate and Infrastructure

The San Vicente silver-zinc mine is located at latitude 21° 16´South and longitude 66° 19´West in the southern end of Bolivia in the Province of Sud-Chichas, Department of Potosí. The property is in the Andean High Plateau (Altiplano) at approximately 4,400 metres above sea level with semi-arid climatic conditions. The land is sterile and rugged.

San Vicente is located 460 kilometres south of the city of Oruro and 300 kilometres west of Tarija.  The property is accessible by dirt road 100 kilometres west of the town of Tupiza and 150 kilometres south of Uyuni. Tupiza is connected to the rail system which serves Bolivia and connects with the ports of Arica and Antofagasta in Chile. Zinc concentrates are loaded to rail cars in Tupiza and transported by rail to Antofagasta, and the silver concentrates are trucked to Arica, Chile.

The terrain is rough with sparse vegetation.  Daytime temperatures range from 4° Celsius in June and July to 14° Celsius in December and January. The winter months are May to September and nightly temperature are frequently below zero with extremes of minus 15° Celsius.  The rainy season is from December through February. Average annual rainfall is 190 millimetres.  Rain is very uncommon from May to September as rainfall occurs mainly in the summer months, with up to 20 millimetres per day.  With the exception of the miners employed at the San Vicente Mine, there are very few other inhabitants in the area.

Currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

Pursuant to an option agreement entered into with COMIBOL (which is described in more detail under “San Vicente - History”) with respect to the development of the San Vicente property, PASB is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until PASB recovers its investment in the property.  Thereafter, the Participation Fee will revert back to its original percentage.  In 2010, the royalties to COMIBOL amounted to approximately $4.0 million.

A royalty is also payable to EMUSA, a former partner of PASB on the project.  The royalty is a 2% net smelter royalty payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

In December 2007, the Bolivian government introduced a mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible; however, it is not creditable.

Taxation

The principal tax of Bolivia affecting PASB is a 25% income tax payable based on annual accounting profits of the company. Accumulated losses can be deducted against this income tax without any time restrictions. Starting in 2008, a mining surtax of 12.5% on the annual income of mining companies has been implemented. The necessary regulation for this mining surtax was approved in late 2009, resulting in a tax provision of $0.9 million for the Company.  The San Vicente mine generated an income tax expense of approximately $16.1 million in 2010 and $0.9 million in 2009.

Regarding the previous Complementary Mining Tax, which had a tax levy of 1% to 6% based on gross metal value of minerals, this tax has been transformed into a royalty with a similar tax levy percentage but now is not creditable against the corporate income tax when the international metal prices are above a certain price level (for example, $5.50 per ounce of silver), but is deductible for income tax purposes.

During 2007 and early 2008, two significant tax exemptions were granted to PASB.  First, a value added tax (“VAT”) and an import duty tax exemption on certain operating materials and supplies were granted in 2007.  In 2008, under Regulation 877, the project was granted a VAT exemption on most imported equipment and duties associated with the importation of this equipment.

VAT on other project-related costs will be required to be paid; however, it is expected that these taxes will be recovered.

There are no other significant taxes affecting PASB.

History

There has been sporadic mining activity in the area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were made in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950.  From 1950 until 1952, the mine was operated by the Aramayo Mining Company. In 1952, the Bolivian government nationalized the mine and placed it under the control of COMIBOL.

Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed the Vetillas concentrating plant in 1972 with a capacity of 400 tonnes per day. Only one product, a zinc concentrate rich in silver, was produced. Mine infrastructure at the site included an underground mine, Vetillas flotation mill, power and water supplies, and worker housing.

The mine was operated by COMIBOL until 1993, at which time mining was suspended pending the privatization of mining in Bolivia.  In 1995, the San Vicente mine was offered as part of a joint-venture contract by COMIBOL.  On June 21, 1999, the Company signed a joint-venture agreement (Contrato de Riesgo Compartido) with COMIBOL.  At that time, PASB was a 100% subsidiary of the Company.  The mine was maintained by COMIBOL until the joint venture contract was signed.

In late 2001, PASB and COMIBOL entered into a two-year toll mining agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill.  In late 2005, PASB and COMIBOL entered into an additional seven month toll mining agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s Chilcobija mill.   This toll mining agreement was renewed in 2006 (for a total of 150,000 tonnes of ore), and again in January 2008 (for an additional 100,000 tonnes of ore).   The 100,000 tonne program was completed in January 2009.

In 2003, PASB entered into a share purchase agreement with EMUSA, whereby EMUSA could acquire up to 49% of the outstanding shares of PASB.  This agreement required EMUSA to fund feasibility and development related expenses to an aggregate of $2.5 million by May 1, 2005. By year end 2004, EMUSA had invested $2.34 million of the $2.5 million required to vest as a 49% owner of PASB, and EMUSA indicated it intended to proceed with the remaining investment to acquire a 49% interest.

In the fourth quarter of 2005, the Company negotiated a shareholders’ agreement with EMUSA and Trafigura (a minority stakeholder of EMUSA), which agreement contemplated an increase in Pan American’s shareholding in PASB from 50% to 55%. Pursuant to this shareholders’ agreement, which was signed in January 2006, EMUSA would hold 40% of the shares of PASB and Trafigura would hold the remaining 5%.

In July 2006, PASB and COMIBOL renegotiated the terms of the main joint venture contract, changing COMIBOL’s participation fee to a fixed percentage participation fee of 37.5% of the operating cash flow subject to certain deductions in respect of development costs.  The contract has a 30 year term.  The original contract stated that for PASB to maintain its participation in the contract it should invest a minimum of $20 million dollars in the San Vicente project.  Pursuant to an amendment to the contract signed in June 2006, PASB committed to build a new mill, tailings dam and other civil works at San Vicente during an 18 month time period with a minimum additional investment of $23 million.  In addition, PASB committed to present a report on the engineering advance.

In January 2007, the report was presented by PASB and was reviewed by COMIBOL.  COMIBOL officially approved the report in a Board Meeting on July 9, 2007 and the 18 month construction period commenced on June 10, 2007.

In 2007, the Company purchased EMUSA’s 40% interest in the project, increasing Pan American’s share ownership from 55% to the current 95%.  The remaining 5% of PASB continues to be owned by Trafigura.

During 2008, the Company substantially advanced construction of a new 750 tpd selective flotation plant and infrastructure as well as continued mining and toll treating ores under an agreement with COMIBOL.

The San Vicente expansion was 92% complete by the end of 2008.  During 2009, the Company completed the construction of the flotation plant and the expansion of the mine and announced the commencement of commercial production at the end of the first quarter.  During the full year of production in 2010, the mine produced (on a 100% basis) 3,192,680 ounces of silver and 4,900 tonnes of zinc.

Geology and Mineralization

San Vicente is a polymetallic vein deposit located 2.5 kilometres west of a prominent thrust fault. This north-south striking San Vicente fault forms the eastern limit of the intermountain Bolivian Altiplano basin. Mineralization at the mine site is hosted by conglomerates of Late Oligocene age. The clastic sediments are overthrusted by an Ordovician turbidite sequence, outcropping on the east side of the mine. Igneous activity at the site is represented by intermediate to acid volcanism related to a volcanic complex of mid-Miocene age.

The regional sedimentary sequence consists of a basement of Palaeozoic marine siliciclastic sediments. This sequence was folded and later unconformably overlain by non-continuous Cretaceous continental sediments, and a thick sequence of Tertiary continental clastic sediments (Potoco and San Vicente formations). Sedimentation in the Tertiary basin was controlled during the Upper Oligocene and Lower Miocene by thrust faults to the east and west and contains various thin volcanic flows with an intermediate composition. A sequence of felsic volcanics forms the top of the Tertiary basin in the southern part.

An important lithology in the project area is the fanglomerates of the San Vicente formation which are in contact with Ordovician shales along the strike of the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with sub angular fragments of Palaeozoic sediments cross cut by younger quartz veins. The matrix is red in colour and consists of iron-bearing sandstone.

Mineralization is related to hydrothermal systems associated with repeated calc-alkaline intrusions and their extrusive products forming vein type and disseminated polymetallic deposits.

The structural environment of the mine area consists of a series of pre-mineral faults dipping 50 to 80 degrees and striking west-northwest. Mineralization in the district is known to cover an area of three by four kilometres to a depth of 300 metres.  It consists of replacement veins filling pre-existing faults, brecciated conglomerates in the San Vicente fault and mineralization in dacitic dykes.

Exploration, Drilling, Sampling and Analysis

The PASB exploration program began in 1999 following the execution of the joint venture agreement with COMIBOL. The work started with mapping and sampling the surface and was followed by the construction of drill access roads and platforms. A total of 21 holes (3,831 metres) were drilled from surface using HQ-sized core and a further eight holes (405 metres) from inside the mine using NQ-sized core. These holes targeted the old stoping areas, continuations of the principal veins along strike and at depth, and other veins to the northeast and south of the mine. Since the start of the exploration program, a total of 109 diamond core holes have been drilled, with 2,575 vein intercepts sampled with lengths varying from 0.2 metres to 7.14 metres.

In addition to the diamond drilling, a sampling program was started in the mine. An initial 41 channel samples were taken in four of the principal structures (6 de Agosto, Adela, Litoral and Unión). The results of the surface drilling showed wider intersections than had previously been mined underground and so the channel samples were unable to explore the full width of each vein. After this realization, mining work was undertaken to develop small cross section cross cuts (1.5 metres by 2.0 metres) at a maximum of 75 metres apart along strike in the four veins on levels 0, -30, -70 and -110 in order to explore the full economic width of each vein. Some 5,807 channel samples were taken by COMIBOL and 4,371 of these channel samples taken by COMIBOL remain in the database. The remainder have been excluded due to uncertainties over their location or replaced by PASB samples. A further 2,223 channel samples taken by PASB are included in the database. Some of the PASB channel samples replace the COMIBOL channel samples where the vein width is actually greater than was initially thought by COMIBOL.

Exploration activities continued in 2004 with 13,919 metres of surface and underground diamond drilling, 2,983 metres of underground development and resampling of historical reserve blocks for the purposes of resource definition and exploration. Mine development and production to supply the Chilcobija mill continued in 2005, 2006 and 2007 and provided additional channel sample data for the resource database.

Exploration drilling restarted at the end of 2009 with surface diamond drilling and continued during 2010 targeting the vertical and lateral extensions of the main mineralised structures.  During 2010, a total of 9,287 metres were drilled.

Mineral Reserves

Pan American’s management estimates that Proven and Probable Mineral Reserves at the San Vicente mine, as at December 31, 2010, are as follows:

San Vicente Mineral Reserves 1, 2, 3
Reserve Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Copper
Proven	1,785	383	2.38	0.28
Probable	720	325	2.22	0.28
TOTAL	2,505	366	2.33	0.28
_______________

1
Estimated using a price of $18.00 per ounce of silver and $1,950 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2
Mineral Reserve estimates for the San Vicente mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., and Martin G. Wafforn, P.Eng., as Qualified Persons as that term is defined in NI 43-101.

3	Tonnes are shown for 100% of the San Vicente property. Pan American has a 95% interest in PASB.

Mineral Resources

Pan American’s management estimates that the Measured and Indicated Mineral Resources at the San Vicente mine, as at December 31, 2010, are as follows:

San Vicente Mineral Resource Estimate1, 2, 3, 4
Resource Category	Tonnes (000’s)	Grams of Silver per tonne	% Zinc	% Copper
Measured	861	133	2.03	0.16
Indicated	358	138	1.89	0.16
Inferred	977	233	2.69	0.26
_______________

1	These Mineral Resources are in addition to San Vicente Mineral Reserves.
2
Estimated using a price of $18.00 per ounce of silver and $1,950 per tonne of zinc.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

3	Mineral Resource estimates for San Vicente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., who is a Qualified Person as that term is defined in NI 43 101.
4	Tonnes are shown for 100% of the San Vicente property. Pan American has a 95% interest in PASB.

Feasibility Study and Capital Expenditures

Pan American completed and submitted a feasibility study on the San Vicente mine to COMIBOL in mid-January 2006. The objective of the feasibility study was to identify the optimal configuration to mine and process ore from the San Vicente mine.  The feasibility study includes Mineral Reserve estimates, proposed mining methods and rates, milling options, infrastructure requirements, capital and economic estimates, as well as socioeconomic and environmental analyses.

In late 2006, PASB completed an updated feasibility study that projected the costs of the project to be $40.5 million.  Pan American revised the estimate in early 2008 to approximately $65.0 million, net of non-recoverable taxes.

As at March 31, 2009, the San Vicente mine expansion project was considered complete.  Capital expenditures in 2009 totalled approximately $19.0 million, bringing the total project cost as at the end of March 31, 2009 to approximately $72.0 million excluding recoverable VAT taxes.

Mining

The existing mine was designed and built to extract steeply dipping narrow veins using conventional shrinkage stoping.  Levels were established at 30 to 40 metre intervals and include the +70, +35, 0, -30, -70, and -110 levels.  For reference, the 0 level is at an elevation of 4,439 metres above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan adit on the -30 level.  Track drift dimensions in the majority of the mine are 2.4 by 2.3 metres and therefore mine cars and locomotives are restricted to 40 cubic feet and six tonnes, respectively.

The discovery by diamond drilling of the extension of the Litoral zone has provided a wide and high grade addition to the mine resource base.  PASB determined that a significant portion of the Mineral Reserve was amenable to lower cost longhole mining, warranting the introduction of longhole mining methods. Longhole mining will allow a reduction in mine operating costs and a higher mining recovery of the wider ore zones than could be achieved through shrinkage mining.  Going forward, the San Vicente mine will utilize underground mining methods consisting of a combination of shrinkage stoping (continuing with track equipment with ore hoisting through the Pelayo shaft) and longhole mining (mechanized equipment with ore extracted utilizing a ramp to surface).  A haulage and services ramp from surface has commenced development in order to develop and extract the mineral slated for longhole mining.  By the end of 2008, the ramp had been completed to the -230 level which is the current bottom of the Litoral zone.  Longhole mining operations have now been successfully started.

A used hoist was purchased for the Pelayo shaft, and refurbishment of the hoist and replacement of the hoist electrics was conducted in Canada in 2007.  The replacement hoist is currently at the mine on standby pending further evaluation of the ability of the existing hoist to continue to operate.  The use of the existing hoist for personnel transport was discontinued in 2010 with the majority of personnel now accessing the mine via the ramp.

Mobile mining equipment for the mechanized longhole mining includes 20 tonne capacity low profile haul trucks, scooptrams, drill and long hole jumbo drill as well as miscellaneous equipment for services and personnel transport. Prior to the start of the new processing plant, PASB conducted several small scale mining programs with ore being treated under toll milling arrangements at the Chilcobija mill. These programs, conducted under addendums to the original joint-venture contract signed in 1999, have more than offset the project’s holding costs.  COMIBOL receives benefit from the programs by way of royalties paid on net cash flow generated.

Production for 2008 totalled 98,500 tonnes of ore processed, grading 348 g/t silver and 2.72% zinc.

Production for 2009 totalled 175,800 tonnes of ore processed, grading 537 g/t silver and 2.26% zinc.

Production for 2010 totalled 285,800 tonnes of ore processed, grading 389 g/t silver, and 2.29% zinc, and 0.25% copper.

Milling

The Vetillas processing plant was constructed by COMIBOL in the early 1970s.  The plant and mine were designed for the extraction and treatment of 400 tonnes of ore per day.  COMIBOL operated the San Vicente mine and Vetillas plant until 1993, at which time mining was suspended pending the privatization of the mine. Since 1993, the Vetillas Mill has received no maintenance and has not been in operation.

In 2007, PASB entered into a 100,000 tonne toll milling agreement with EMUSA in order to process ore at EMUSA’s Chilcobija facility in 2008.

In 2009, 5,800 tonnes were milled at Chilcobija under the old agreement.

In 2007, detailed engineering on the new processing plant was performed, and construction of the facility commenced.  Orders for processing equipment were placed.  The construction of the plant continued throughout 2008 and at the end of the year, construction was approximately 92% complete.  Following commissioning, start-up began in March 2009 and commercial production was declared in April 2009.

The 750 tpd plant uses a standard flotation process to produce two concentrates: a zinc-silver concentrate and a copper-silver concentrate. On a daily basis, approximately 40 tonnes of zinc concentrate and 10 tonnes of copper concentrate are produced.  The majority of the silver is in the copper concentrate.

Ore from the mine passes through a jaw crusher at the plant, and then is fed into a SAG mill – ball mill grinding circuit.  Following the concentration process in the flotation circuit, the concentrates are thickened and dewatered in filter presses prior to shipping.

Water is recycled from both the tailings thickener overflow and the tailings area.  Lock-cycle tests performed in 2007 indicated that this water recycle should not adversely affect the plant recovery.  In order to supply the make-up water needs for the plant, as well as for the San Vicente community and the camp, a new water line has been installed from the Angosta Mica water source, approximately 18 kilometres from the plant site.  The water pumps required to make this operative were installed in early 2009.

A tailings impoundment area was constructed in 2008 approximately 1.5 kilometres from the concentrator.  The initial dam height will be sufficient for approximately two full years of operation, following which subsequent dam lifts will be necessary.

A new power transmission line approximately 20 kilometres in length has been constructed from the main grid line at Portugalete to supply sufficient power for the plant, as well as the mining operations.  The plant sub-station has been installed and the remaining sub-stations were completed during the first half of 2009.

In 2009, 170,000 tonnes of ore were milled at the new plant at San Vicente.  During 2010, a total of 285,800 tonnes were processed in the new plant, an average of 800 tonnes per day.

Community

As part of the plant construction and mine expansion project, upgrades to the existing San Vicente community were also necessary.  The community is essentially a COMIBOL owned facility.  Pan American constructed 10 new houses for employees and their families as well as repaired some of the existing housing in the community. The local school has been expanded with the addition of new classrooms and a laboratory facility, and new domestic water and sewer services were installed throughout the community.  PASB will continue to maintain a close relationship with the community during the operation of the plant and the mine.

Environment

In 2002, in order to conduct small-scale mining and pilot toll milling operations PASB was required to obtain an environmental license by means of the acquisition of a Ficha Ambiental (“FA”) and an EIA from the Bolivian Ministry of Environment. This license was valid for a period of up to four years and pertained to the extraction and treatment of up to 300 tonnes of ore per day.  In February 2005, PASB filed applications with the Ministry of Environment in order to update the environmental license to allow for an increase in the permitted volume of ore that could be mined and toll milled at the Chilcobija mill.  In June 2005, the environmental license was upgraded to allow the mining and processing of 600 tonnes per day.

Compliance with the environmental license requires bi-monthly monitoring of water, soil and air quality in the San Vicente sector and quarterly monitoring of water, soil and air quality in the Vetillas sector.

In compliance with the Environmental Regulation for Mining Activities, PASB commissioned MINCO SRL, a Bolivian consulting firm, to conduct a base line environmental audit (“ALBA”) of the San Vicente mine, as well as other environmental studies in satisfaction of Bolivian laws and regulations. The ALBA sets out the present situation of the environment at the project and identifies environmental liabilities regarding pre-existing waste rock dumps and the environmental impact on soil, water, vegetation and solid residues caused by previous mining activities conducted on the property.

The most significant environmental issues currently associated with the San Vicente mine are related to the waste dumps, the need to pump low pH water from the mine, the permanent drainage from the Pelayo waste rock dump that runs into the San Vicente River and water discharge from the San Juan and San Francisco adits.  PASB has constructed and put into operation an active chemical treatment system with an alkali material to improve the water quality and comply with its environmental permits.

In order to remediate environmental hazards or concerns caused by previous owners of the San Vicente mine, PASB has focused on the recommendations of MINCO outlined in the EIA, together with the complementary studies of Health and Industrial Safety, the Handling of Solid Residues procedures, the Closure and Rehabilitation Plan and the Contingency Plan.  As per the joint venture agreement between COMIBOL and PASB, the equipment, facilities and infrastructure become the property and responsibility of COMIBOL upon the cessation of operations.

Construction of the new processing plant, tailings facility and ancillary facilities at San Vicente required another update to the environmental licence.  To this end, PASB presented the FA in 2007 and was advised by the Bolivian authorities that a comprehensive EIA would be required for the proposed projects due to the scope and nature of the proposed changes to the operations. After a public consultation period, PASB submitted a comprehensive EIA in December 2007.  Review of the EIA was initiated by the Bolivian authorities and the environmental license was granted for the San Vicente mine in May 2008.

Pan American has estimated the present value of reclamation costs for the San Vicente property to be approximately $3.6 million at December 31, 2010.  The Company has not accrued any amounts for any prior existing environmental liabilities. See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health and Safety

A formal safety audit was conducted in October 2009 at the San Vicente mine by the Company’s Director of Health and Safety and safety managers from some of Pan American’s other mines.  During 2010, personnel employed at the mine attended approximately 9,697 hours of safety training.

Capital Expenditures

Capital expenditures in 2009 totalled approximately $19.0 million, primarily associated with completion of construction of the mine expansion project.  In 2010, capital expenditures at San Vicente totalled approximately $6.0 million and consisted primarily of: (i) equipment and plant upgrades; and (ii) mine development.

Marketing

The San Vicente mine produces zinc-silver and copper-silver concentrates.  Contracts are currently in place for these concentrates until mid 2011 with a concentrate trading company.  Both the zinc-silver and the copper-silver concentrates are taken by truck and rail to the port of Antofagasta in Chile for shipment.

The revenue per type of concentrate produced by the San Vicente mine for the past two years were as follows:

2010	Revenue1, 2	Quantity
Zinc Concentrate	$10.0 million	9,671	tones
Copper Concentrate	$57.1 million	3,994	tones

2009	Revenue1, 2	Quantity
Zinc Concentrate	$6.4 million	5,523	tones
Copper Concentrate	$35.2 million	2,716	tones
_______________

1	Consists of sales to arm’s length customers.
2	Calculated as gross revenue less treatment and refining charges.

To date, Pan American has not had any difficulty in securing contracts for the sale of the San Vicente concentrates, however, there can be no certainty it will always be able to do so or what terms will be available at the time.

Please see “Risks Related to Pan American’s Business – Smelter Supply Arrangements” and “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

II.           Development Properties

(i)           Navidad Property

As a result of the Company’s acquisition of Aquiline in January 2010, Pan American obtained the rights to the Navidad property.  Certain statements in the following summary of the Navidad property are based on and, in some cases, extracted directly from the Navidad Technical Report.

Property Description and Location

The Navidad property is located in Gastre Department in the Province of Chubut, southern Argentina, at approximately 42°24′54″S and 68°49′12″W.

The Navidad property is flanked by the communities of Gastre to the northwest, Gan Gan to the east and Blancuntre and Lagunita Salada to the southwest. Blancuntre is the closest recognised indigenous community to the Navidad property.

Land Tenure

The main Navidad property block, containing all of the current resources, has been granted Manifestación de Descubrimiento (“MD”) permits. An MD  is an exploration permit granted to properties on which mineralization has been discovered. The four main MDs at the Navidad Property are known as Navidad Oeste, Navidad Este, Navidad Oeste 1, and Navidad Este 1 (with MD registration numbers 14340/04, 14341/04, 14902/06, and 14903/06 respectively), each of which is 2,500 ha in area. Minera Argenta (MASA) holds the rights to an additional 20 MD’s in the Province of Chubut and has applied for a number of others. Nine of the MD’s currently held (Pampa 1, Puente 1, Puente 2, Colonia Este, Sierra 1, Sierra Sur 1, Sierra, Sierra Oeste, and Sierra Cacique III) are located either adjacent to or in the vicinity of the main Navidad claim block, along strike of the mineralised trends. The remaining 11 MD’s that MASA currently holds (Trucha A, Trucha B, Mara A, Mara B, Mara C, Condor C, Condor D, Alamo A, Alamo B, Nina 3 and Carlota 3) are located in three different areas approximately 50 km to 150 km to the south. All 24 MD properties together cover an area of 67,327 ha and are in good standing with the mining authorities of the Chubut Province.

Pan American’s tenements are subject to Argentinean law and policy, which may in the future result in surrender of certain of its tenements outright and/or the reduction in area of its holdings.

Agreements and Encumbrances

Silver Wheaton Corp., through its subsidiary, Silverstone Resources (Barbados) Corp., has the right to purchase 12.5% of the life of mine payable silver produced at the Loma de La Plata deposit pursuant to a convertible debenture that, upon conversion, committed the parties to a future “silver stream” agreement.  This agreement is currently being negotiated by Silver Wheaton Corp. and the Company.

There is a provincial royalty of 3% of the “Operating Income” in the Province of Chubut.  Operating Income is defined as revenue minus production cost (not including mining costs), treatment and transportation charges.

The Navidad property is not subject to any other royalties, back-in rights, payments, encumbrances or similar agreements.

Environmental Liabilities

The Province holds the Navidad property administrator responsible for any potential environmental damage liabilities that may arise.

Environmental and social baseline studies are in the process of being completed for the Navidad property. The bulk of baseline work done to date has been contracted to local Argentine consultants working under the supervision of international firms including MWH, WMC/Schlumberger Water Services, Golder Consultants, SENES Consultants, Ground Water International, On Common Ground Consultants Inc., M3 Engineering, and Klohn Crippen Berger Ltd.  MWH is finalising the baseline work and preparing the EIA.

Permits

Drilling at the Navidad property requires a separate permit for each affected tenement valid for one year, subject to the submission of an EIS update within a one year period from the date of granting each successive permit.  An update EIS is required to cover the exploration activities, environmental impacts and mitigation/monitoring actions implemented in the period following the last permit. The level of the exploration activity dictates the level of study required.

The Navidad property is in an advanced exploration stage involving drilling activities.  The most recent EIS update was submitted in January 2011 and is currently being evaluated by the Chubut Ministry for the Environment and Control of Sustainable Development.  Until this EIS update is approved, the Navidad property operates under the existing permit which was granted in January 2011.  This drilling permit allows for the operation of up to eight drill rigs.  Rehabilitation of the drilling platforms and impacted areas is carried out continuously and Pan American maintains an extensive environmental management and monitoring program on site.

Water rights are treated separately from environmental permits. Two extraction wells have been permitted for use in exploration activities.

Pan American is currently preparing an Environmental and Social Impact Assessment report for the mining of the Navidad property for presentation to the provincial Chubut government.  There are currently laws in the Province of Chubut which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province. The status of this law banning open pit mining methods would need to be changed before permits for the development of Navidad can be obtained.

Please see the discussion below under “Risks Relating to Pan American’s Business – Restrictions on Mining”.

Accessibility, Climate, Infrastructure, Local Resources and Physiography

Accessibility

The communities nearest to the Navidad property are Gastre, with a population of approximately 800 inhabitants, 35 km to the northwest, and Gan Gan, with a population of approximately 900 inhabitants, about 47 km to the east. Both communities are located on Provincial Highway #4, a gravel highway that passes just north of the Property. The Property is accessible year round.

Daily flights are available from Buenos Aires to Trelew, located about 370 km by road from the site to the southeast near the Atlantic coast. The nearest airport, which also has regularly scheduled flights, is located in Esquel, about four hours’ drive to the southwest by gravel road. The provincial capital of Rawson is located 20 km east of Trelew.  Pan American currently has offices in Buenos Aires, Trelew, Gan Gan and Gastre to service the Navidad Project.

Climate

The climate is semi-arid with average monthly temperatures ranging from 1°C to 20°C. High winds frequently occur from October through December, but may also occur at other times throughout the year. Monthly average precipitation ranges between 7 mm and 29 mm, with the highest precipitation during the winter months from May to August that may occur as either rain or snow. Field activities run throughout the year and are typically not curtailed by weather conditions.

Infrastructure and Local Resources

Pan American’s base of operations for the Navidad property is in Gastre and Gan Gan. Facilities include offices, modular living facilities, and core-storage warehouses. Communications are provided by land-line telephone service and satellite internet. The Gastre modular living facilities provide lodging and meals for up to 20 people. The Gastre warehouses include three drill core storage sheds, a logging and sampling shed, metal shop, vehicle workshop, and a regional exploration office.

In Gan Gan, Pan American has built two core storage facilities as well as an office on land purchased on the western edge of town in 2007. The office serves as a base of operation for its social and community relations personnel, while the warehouses contain older drill core from the Navidad property.

Near the Navidad property a small camp facility has been installed at an acquired farmhouse with electrical power provided by several small generators. Drilling contractors and consultants are also located in the temporary camp.  Alex Stewart Assayers Argentina S.A. (Alex Stewart) operates a sample preparation lab at the campsite.  Communication is provided by a satellite internet uplink. Other infrastructure on site includes storage areas for drill supplies and contractors. There are several water supply bore holes authorized by the Chubut Provincial Water Institute to pump water for camp use and diamond drilling. Pan American has rented a portable package sewage treatment plant for the camp.

Land Access

Access to land for drilling and other exploration activities is allowed through outright surface ownership as well as through a series of easement contracts with the remaining surface owners. Land acquisition activities continue in order to facilitate unimpeded land access to the Navidad property through land swap deals and direct land purchases.

Physiography

The Property is located in the Patagonian Plateau region with steppe vegetation characterised by low and compact bushes of grass and by stocky shrubs of less than a metre high. Elevation ranges from 1,060 metres to 1,460 metres with gentle topographic relief interrupted by local structurally controlled ridges.

History

The first known exploration program that included the Navidad property area consisted of a preliminary regional geochemical sampling program conducted by Normandy Argentina (Normandy) in mid-2000 to locate additional deposits to supplement those known at its Calcatreu Property, a gold and silver deposit located approximately 80 km from Navidad. The program consisted of 1,200 bulk leach extractable gold (BLEG) stream sediment samples taken from drainage systems overlying Jurassic volcanic rocks in Chubut Province in the general vicinity of Calcatreu, Mina Angela, Gastre, Lagunita Salada, Gan Gan, and other areas. This program took place on what was then considered open exploration ground, and resulted in the identification by Normandy of various anomalies, including the Flamingo Prospect and Sacanana, which is today known as Navidad.

In January and February 2002, Newmont Mining (Newmont) purchased Normandy’s worldwide mining interests, and in March 2002, Newmont decided to sell all of its interests in Argentina. In September 2002, IMA Exploration Inc. (IMA) signed a confidentiality agreement in order to obtain a copy of the Information Brochure and technical data related to Newmont's Argentinean interests, which included the Calcatreu Project. In December 2002, IMA applied for  exploration concessions (cateos) over the area formerly known as Sacanana and now known as Navidad, utilizing and relying upon the Normandy BLEG data (known as BLEG A), and began undertaking a regional exploration program over the Navidad area, including regional mapping and sampling. From December 2002 to July 2006, IMA conducted diamond drilling, geochemical sampling, geophysical exploration, and Mineral Resource estimates at Navidad.

In January 2003 Aquiline entered into an agreement with Newmont, which was completed in July 2003, to purchase all of the shares of Normandy and Newmont’s 100% interest in Calcatreu, and acquired all of Newmont’s assets including the BLEG A data. In May 2003 Aquiline reviewed the BLEG A data and found that the ground covered by the BLEG A data had already been claimed by IMA. After failure to receive a credible response from IMA as to how they could otherwise have made a legitimate discovery at Navidad without having breached the terms of the Confidentiality Agreement, Aquiline went on to file suit in the Supreme Court of British Columbia in March 2004.

The Supreme Court of British Columbia awarded ownership of the Navidad property to Aquiline on 14 July 2006 following a court case with IMA where IMA was found to have breached the Confidentiality Agreement. IMA subsequently appealed to the Court of Appeal for British Columbia, but lost the appeal by unanimous decision in June 2007. An Application for Leave to Appeal to the Supreme Court of Canada was filed by IMA in September 2007. Sole ownership rights were granted to Aquiline by the Supreme Court of Canada on 20 December 2007, subject to Aquiline making payment to IMA which would reimburse the latter for its accrued exploration expenditures up to the July 2006 court decision. Aquiline’s final payment to IMA was made on 8 February 2008, giving Aquiline full ownership of the Navidad property.

From October 2006, Aquiline undertook diamond drilling, geophysical and geochemical exploration, metallurgical test work, resource estimates, and a preliminary assessment for Loma de La Plata.

On 14 October 2009, Pan American announced a friendly offer to acquire all of the issued and outstanding securities of Aquiline. On 7 December 2009, Pan American acquired approximately 85% of the issued and outstanding shares of Aquiline and extended its bid to 22 December 2009, and on that later date, Pan American took up approximately an additional 7% of the issued and outstanding shares in the capital of Aquiline. Since the offer to acquire the Aquiline shares was accepted by holders of more than 90% of the Aquiline shares, on 23 December 2009, Pan American provided notice to the remaining shareholders of its intention to exercise its right to acquire the remaining issued and outstanding Aquiline shares pursuant to the compulsory acquisition provisions of the Business Corporation Act (Ontario). Pursuant to the compulsory acquisition, Pan American has been deemed to have acquired the balance of the Aquiline shares not already owned by it on or about 22 January 2010.

Early in 2010, Pan American took possession of the Navidad property. Pan American continued with a rigorous drilling campaign, metallurgical testing, hydrologic analysis, environmental studies, and several other works on the Navidad property site. A preliminary assessment of the Navidad property deposits was completed in January 2011. Mineral Resource estimates based on the results of the 2010 drilling and updated geological models are currently under way.  Metallurgical testing of both older and new drill core continued at G&T in Kamloops, British Columbia. Crushing and grinding testwork was completed at the SGS laboratories in Santiago, Chile.

Geological Setting

Regional Geology

The Navidad Project is located on the southwest edge of the Northern Patagonia Massif in southern Argentina. This boundary of the massif is coincident with the “Gastre Fault System”, a mega-structural feature believed to be the result of continental-scale northeast to southwest extension that produced through down-faulting a series of northwest to southeast trending half grabens and tectonic basins. Granitoid rocks of the basement in northern Chubut Province belong to the Palaeozoic age Mamil Choique and Lipetren formations. Locally these rocks are exposed at surface in windows through the overlying Mesozoic age volcanic and sedimentary rocks. At Navidad the Mesozoic sequence consists of the Lonco Trapial Formation and overlying Cañadón Asfalto Formation. The latter of these formations hosts the Navidad mineralization.

Local and Property Geology

The oldest rocks are Palaeozoic (Mamil Choique Formation) and crop out along the west side of the area. They comprise red and grey granitoids, cut by aplite dykes and quartz-rich pegmatites. These crystalline basement rocks are overlain by a Jurassic sequence of volcanic (Lonco Trapial Formation), and sedimentary (Cañadón Asfalto Formation), rocks. These are the host for silver mineralisation at Navidad. The contact between the Mamil Choique and Lonco Trapial formations lies about 6.5 km southwest of Navidad.

The older rocks are overlain unconformably by the Cerro Barcino Formation (Chubut Group, Cretaceous), comprising continental sandstones, conglomerates and tuffs. The youngest rocks are plateau basalts of the Pire Mahuida Volcanic Complex (Miocene).

The oldest rocks at the Navidad Project comprise the Mamil Choique Formation. This is overlain by acid pyroclastics (ignimbrites), volcanic agglomerates, and lavas of the Lonco Trapial Formation. These rocks crop out on the southwest side of a complex, faulted sedimentary basin filled by sandstones, mudstones and limestones of the Cañadón Asfalto Formation. Lonco Trapial ignimbrites also occur on the northeast side of the basin. The basin includes, and is defined by, three northwest-striking major fault zones, generally referred to as ‘trends’. These comprise the Argenta, Esperanza, and Navidad trends. The Navidad Trend, which includes the bulk of the silver mineralisation, occurs in the immediate hanging wall of a major northeast-striking fault (Sauzal Fault). Most of the economic mineralisation is hosted by the upper of two trachytic andesite lava flows (referred to as ‘latite’ in the literature). The latites overlie an extensive andesite flow.

Exploration

The first exploration on the Navidad Project area consisted of a preliminary regional geochemical sampling program conducted by Normandy in mid-2000. The program consisted of 1,200 BLEG stream sediment samples taken from drainage systems overlying Jurassic age volcanic rocks in Chubut Province in the general vicinity of Calcatreu, Mina Angela, Gastre, Lagunita Salada, Gan Gan, and other areas. This program resulted in the identification of various anomalies, including the Flamingo Prospect and Sacanana, which is today known as Navidad.

IMA commenced the initial detailed outcrop mapping of the Navidad Project along the Navidad Trend in 2003 at both 1:500 and 1:5,000 map scales. During 2004 this mapping was expanded to cover a wider portion of the mineral tenement at 1:5,000 and 1:10,000 map scales. Commencing in 2002 and continuing through 2006, IMA collected soil, rock chip and stream silt samples over the Navidad Project. A total of 1,852 rock, 6,411 soil and 63 stream sediment geochemical samples are listed in the IMA database spatially related to the Project area. This work led to the identification of nearly all mineralised bedrock exposures known on the Property. The best example of soil geochemistry leading to the identification of a mineralised zone is that of Loma de La Plata. Collectively the anomalous rock chip samples clearly delineate the Navidad, Esperanza and Argenta trends, as does the soil geochemistry. Between 2003 and 2006, IMA completed 367 drillholes for 60,921 m on the property.

Between October 2006 and June 2009, Aquiline focused exploration efforts on identifying new exploration targets with diamond drilling, with delineation and infill drilling at the Loma de La Plata deposit, and with minor infill drilling of the other previously identified mineralised zones. Exploration for additional deposits through the use of fence drilling across prospective covered areas was also undertaken. Geological mapping and geophysical and geochemical exploration also progressed to provide data for structural interpretation. Prior to Pan American’s acquisition of the property, 950 drillholes for 188,881 m had been drilled on the property.

Pan American continued exploration drilling on several open or new targets along the mineralised trends during 2010. Also, infill drilling was done for Loma de La Plata, Valle Esperanza, Barite Hill, Calcite Hill, Calcite NW, the Connector Zone, and Galena Hill during 2010. These infill drillholes also provided new samples for metallurgical analysis. In addition, condemnation and geotechnical drilling was conducted in the various planned facility areas during 2010.  In 2010, Pan American completed 598 drillholes for 92,365 m. Updates to the Mineral Resource estimates based on the 2010 drilling results and updated geological interpretations are currently underway.

Mineralization

In all of the Navidad deposits the gangue minerals are principally calcite with minor barite. Silica is less important and occurs mostly as chalcedony and late amethyst. Ore minerals recognizable with a hand lens include: native silver, clots of black sulphide comprising argentite/acanthite, discrete grains of sphalerite, galena, chalcopyrite, cuprite, bornite, native copper and copper carbonates (malachite, azurite). Similar styles of mineralisation and a similar paragenesis occur in most of the deposits. However, the proportion of sulphides varies considerably. Loma de La Plata is silver-rich, but is sulphide-poor and contains very low levels of lead, zinc and copper. Various pulses of mineralisation are observed, principally at Galena Hill.

The principal metal association is Ag-Pb. Other associations include Ag-Pb-Cu and Cu-Ag and, more rarely, Ag-Zn. Occasionally there is Ag only, or Cu-Pb-Zn or simply isolated occurrences of these base metals. This suggests that deposition occurred through successive pulses of mineralisation. Gold appears to be totally absent from the system.

Mineralisation is mostly hosted in the upper latite, but important mineralisation occurs in the lower latite at Galena Hill. In a few places the underlying andesite also hosts high grade mineralisation. Deposits with mostly latite-hosted mineralisation include: Loma de La Plata, Valle Esperanza, Calcite Hill, and Galena Hill. Sedimentary rocks and volcaniclastics that overlie or are laterally equivalent to the upper latite also host significant mineralisation. Deposits where the mineralisation is dominantly hosted by these rock types include Calcite NW, Navidad Hill, Barite Hill, and Connector Zone.

High grade mineralisation mostly occurs in permeable host rocks. Examples of primary porosity include coarse volcaniclastic rocks and autobrecciated lava flows. Secondary porosity occurs as crackle brecciation of the brittle lava flows, hydrothermal eruption breccias, and tectonic breccias. At both Valle Esperanza and Loma de La Plata, the autobrecciated upper latite acted as an aquifer, sealed by overlying organic-rich sedimentary rocks (mudstones, limestones). The sediments were unconsolidated and are commonly slumped. Mixing of reduced water, derived from the organic-rich sediments, and rising metal-laden hydrothermal fluid probably triggered sulphide precipitation.

To date, the Navidad Project comprises eight individual mineral deposits in three separate mineralized trends (Navidad, Esperanza and Argenta trends). The six deposits of the Navidad Trend occur along strike over a distance of about 5.8 km and are essentially continuous. They comprise, from northwest to southeast: Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, and Barite Hill. The Valle Esperanza deposit occurs on the east flank of the Esperanza Trend and is found approximately 400 m south-southwest of Galena Hill. The Loma de La Plata deposit occurs in the north part of the Argenta Trend, approximately 2.2 km southwest from Calcite Hill.

Drilling

All diamond drilling on the Navidad Project undertaken by all operators since the first drillhole in November 2003 has been completed by Boart Longyear Connors Argentina S.A. of Mendoza, Argentina (subsequently taken over by Boart Longyear in 2007). Nearly all holes have been drilled at HQ3 diameter (61 mm) with 3 m long rods, except for rare instances where the drillhole was collared at HQ size diameter and subsequently reduced to NQ diameter down the drillhole and where larger diameter PQ holes were drilled in 2010 to collect metallurgical samples.  As of the end of 2010, 1,548 drillholes for 281,245 m have been completed on the Project.

Sampling and Analysis

Sampling

Drill core is stored and well-maintained in wooden core boxes with a nominal capacity of approximately 3 m. The drillhole number, box number, and downhole interval are marked in felt tip marker on the side of the box. Wooden downhole core depth markers are placed in the core box by the driller indicating the drillhole number and end of run depth.

Staff geologists log the drill core in detail using standardized logging sheets on handheld computers for: lithology; alteration type, style, and intensity; mineralisation type, style, and intensity; and structural information. The entire drillhole is photographed prior to cutting. Geotechnical information including drill core recovery, RQD, weathering, texture, fracture frequency, type, roughness, infill, shape and angle, hardness, and other notes are recorded on a drill-run basis.

Samples are taken continuously downhole and supervised by the site geologist. After describing the geology, the geologist is in charge of defining what was sampled and the length of every core sample.  In general, the entire drill core is cut in half with a diamond-bladed core saw, using recycled water decanted from a settling tank.  Then, one half is sent for geochemical analysis and the other half remains in the core boxes at Pan American’s core storage facilities in Gastre and Gan Gan for future reference.

Analysis

All diamond drill core samples at the Navidad property have been analysed by Alex Stewart Assayers Argentina S.A. (“Alex Stewart”) of Mendoza, Argentina. Alex Stewart is ISO 9001:2000 accredited for the preparation and chemical analysis of mining exploration samples. On two separate occasions in 2003 and 2007, Smee and Associates conducted a laboratory inspection and considered the laboratory to conform to industry best practice methods for analysis.

All drill core samples at the Navidad property have been analysed by fire assay for silver with gravimetric finish and gold for AAS finish and ICP-ES for 19 elements using the ICP ORE technique.

For silver fire assay, a 30 gram charge is fused with 230 grams of flux in a furnace with temperature control at 1,050°C to produce lead buttons with a weight of at least 30 grams.  The lead buttons are weighed and any sample with a button less than 30 grams is repeated.  The cupellation of the lead buttons occurs in a furnace with temperature control at 950°C.  Two standards of pure metallic silver are included in each cupellation batch to quantify the silver loss during the process.  The prills are weighed in a microbalance and silver dissolved with nitric acid and gold with Aqua Regia.

Gold content is determined by AAS and the silver value is calculated as the difference between the weight of the AAS gold and silver.  The final silver value considers silver lost by cupellation and adds silver based on the two metallic silver standards.  Silver detection limits are two grams per tonne silver and occasionally one gram per tonne silver.

QA/QC

The QC protocol employed by Alex Stewart consists in batches of 50 samples for fire assay and up to 100 samples for ICP. Fire assay batches include one preparation blank, one analytical blank, one coarse duplicate, four pulp duplicates, one international certified standard for base metal and silver, one uncertified in-house standard, and two standards made from pure silver to calibrate losses in cupellation. ICP batches include two blanks, four standards, and 10% duplicates.

Certified standards, blanks, and field duplicates are routinely inserted with sample submissions as part of the project sample assay QA/QC programme. Analysis of QA/QC data is made to assess the reliability of sample assay data and the confidence in the data used for the resource estimation. Analysis of the QAQC samples submitted with the geological samples used to estimate Mineral Resources at Navidad indicates that the results are of industry standard and that there is no significant source of bias, cross contamination, or inaccuracy.

Mineral Resources and Mineral Reserve Estimates

Pan American’s management estimates that the Mineral Resources at the Navidad Property, as at April 2009, are as follows:

Navidad Mineral Resource Estimate1, 2
Resource Category	Tonnes (Mt)	Grams of Silver equivalent per tonne	Grams of Silver per tonne	% Lead	% Copper
Measured	15.4	177	137	1.44	0.10
Indicated	139.8	147	126	0.79	0.04
Inferred	45.9	97	81	0.57	0.02
_______________

1
Estimated and reported above a 50 g/t AgEQ using a silver equivalence formula of AgEQ = Ag + (Pb × 10,000/365) and a price of $12.52 per ounce of silver and $1,102 per tonne of lead. The most likely cut-off grade for these deposits is not known at this time and must be confirmed by the appropriate economic studies. The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

2	Mineral Resource estimates for Navidad were prepared by Pamela De Mark, P. Geo., as a Qualified Person as that term is defined in NI 43-101.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Navidad property does not currently have any Mineral Reserves.  See “Cautionary Note to United States Investors Concerning Estimates of Measured Indicated and Inferred Resources”.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  Additional studies will be required to determine technical, economic, legal, environmental, socio-economic, and governmental factors.

Known Issues that Materially Affect the Mineral Resources

The Province of Chubut passed a law in 2003 (Law 5001) that prohibits open cut mining and the use of cyanide in mineral processing in the entire province.  The law states that, in a period of 120 days, the Provincial Environment Committee (COPRAM) will determine the zoning of the Province for Mineral Resource exploitation with production methods authorized in each case.  This determination will also define areas which are to be excluded from the open cut and cyanide prohibition.  The law also requires that the proposed COPRAM zoning be passed as law.  To date COPRAM has not made a rezoning proposal.

Please see the discussion below under “Risks Relating to Pan American’s Business – Restrictions on Mining”.

Exploration and Development

Approximately $37.5 million was spent on the Navidad property in 2010.  Pan American will continue exploration drilling on several open or new targets along the mineralised trends. Infill drilling is planned for Loma de la Plata, Valle Esperanza, Barite Hill, and Galena Hill during 2011. These drillholes will also provide new samples for metallurgical analysis. Additional condemnation and geotechnical drilling is planned for potential future infrastructure sites.

III.         Non-Material Properties and Interests

Operations

On January 8, 2009, after a detailed review of all of its mines, Pan American announced its intention to initiate the process necessary to suspend operations at its Quiruvilca mine during 2009. Quiruvilca has become increasingly reliant on base metal production, particularly zinc, and declining base metal prices have resulted in a substantial decrease in its reserves.  Pan American has significantly reduced underground development, maximized existing developed ore and prioritized the most cost efficient areas of the mine.  Based on the improvement of the price environment for metals beginning in 2009, production continued and the present intention is to operate the mine throughout 2011, while at the same time preparing the mine for care and maintenance should the price environment for metals deteriorate.  Pan American no longer considers the Quiruvilca mine to be a material property for the purposes of NI 51-102.

The Company does not consider the stockpiles to be a material property for the purposes of NI 51-102.

Exploration, Resource and Investment Properties

In April 2009, Pan American announced that it had reached an agreement with Orko Silver Corp. on the terms under which they may jointly develop the La Preciosa silver project.  Pursuant to the agreement, Pan American agreed to act as operator and, in order to retain a 55% interest in the project, to (i) make certain expenditures, (ii) prepare a feasibility study within 36 months, and (iii) contribute 100% of the funds necessary to develop and construct an operating mine.  In October 2009, the parties entered into a formal joint venture agreement in respect of the La Preciosa project.

The La Preciosa project is located in Durango State, approximately 47 km northeast of the city of Durango.  The property consists of a block of mineral exploitation concessions covering approximately 32,400 hectares.  The La Preciosa property covers gold and silver bearing epithermal quartz veins, with barite and lesser quantities of base metals, primarily zinc and lead.  In 2009, Pan American completed approximately 28,000 metres of diamond drilling.  Pan American continued the exploration during 2010 with a total of 62,934 metres of diamond drilling.  Pan American does not consider the La Preciosa property to be material for the purposes of NI 51-102.

Pan American also owns interests in other investment and resource properties in each of the jurisdictions in which it operates, and in Canada and the United States.  The Company does not consider these investment and resource properties to be material properties for the purposes of NI 51-102.

Mineral Property Expenditures

The following table sets out Pan American’s acquisition, exploration and development expenditures (rounded, in thousands) for the periods indicated:

		2010	20091		20081
Acquisition		$-	$(942	)2	$-
Development	Huaron	$6,606	$6,970		$13,472
	Morococha	16,685	8,151		18,809
	Quiruvilca	-	-		5,295
	Alamo Dorado	2,132	1,266		1,835
	La Colorada	9,118	3,078		11,929
	Manantial Espejo	7,021	13,461		134,223
	Navidad	35,801	-		-
	San Vicente	6,007	18,991		56,799
	Other	347	834		1,437
	TOTAL	$83,7173	$52,7513		$243,8003

Exploration	Huaron	$-	$-	$-
	Morococha	-	-	-
	Quiruvilca	-	-	-
	Alamo Dorado	25	762	1,972
	La Colorada	598	1,223	1,847
	Manantial Espejo	1,262	1,132	305
	Navidad	8,551	631	-
	San Vicente	1	-	-
	La Preciosa	9,989	4,002
	Other	4,103	2,184	1,369
	TOTAL	$24,527	$9,934	$5,494
_______________

1	Numbers may not add due to rounding.
2	These numbers relate to the acquisition of net assets of Navidad, net of cash received ($4.3 million).
3	Cash based expenditures

Metals Trading

Pan American does not engage in any forward sale of its silver production.

Pan American has engaged in forward sales of base metals production from its mines.

During 2008, the Company settled 11,933 tonnes of zinc forward sale contracts at an average price of $2,825 per tonne and 1,445 tonnes of lead forward sale contracts at an average price of approximately $2,746 per tonne.

During 2009, the Company settled 9,125 tonnes of zinc forward sales at an average price of approximately $2,177 and 6,000 tonnes of zinc forward purchases at an average price of approximately $1,197.

During 2009, the Company settled 6,000 tonnes of lead forward sales at an average price of approximately $2,377 and 6,000 tonnes of lead forward purchases at an average price of approximately $1,785.

During 2010, the Company settled 2,450 tonnes of zinc forward sales at an average price of approximately $2,132 and 1,000 tonnes of lead forward sales at an average price of approximately $2,063.

The Company realized a gain of approximately $58,852 from the settlement of zinc and lead contracts during 2010.

At December 31, 2010, Pan American had no open base metal forward sale contracts outstanding.

Please see the discussion below under “Risks Related to Pan American’s Business – Trading Activities and Credit Risk”.

RISKS RELATED TO PAN AMERICAN’S BUSINESS

Metal Price Fluctuations

The majority of Pan American’s revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper, lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting Pan American’s operations and profitability.  In addition, since base metal and gold sales are treated as a by-product credit for the purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.  From time to time, Pan American mitigates the risk associated with its base metal production by committing some of its forecast base metal production to forward sales and options contracts.  The Board of Directors of the Company continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

The price of silver and other metals are affected by numerous factors beyond Pan American’s control, including:

•	global and regional levels of supply and demand;
•	sales by government holders and other third parties;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability, demand and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates, inflation and currency values; and
•	reduced demand resulting from obsolescence of technologies and processes utilizing silver.

Declining market prices for these metals could materially adversely affect Pan American’s operations and profitability.

Foreign Operations

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted.  As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including:

•	expropriation or nationalization without adequate compensation;

•	military repression and increased likelihood of international conflicts or aggression;
•	possible need to obtain political risk insurance and the costs and availability of this and other insurance;
•	unreliable or undeveloped infrastructure;
•	labour unrest;
•	lack of availability of skilled labour;
•	difficulty obtaining key equipment and components for equipment;
•	high rates of inflation;
•	unanticipated changes to royalty and tax regimes;
•	extreme fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•
difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting;

•	more prevalent or stronger organized crime groups;
•	terrorism and hostage taking;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions; and
•	increased public health concerns.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent.  In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation.  One person was killed and three injured during the protest.  There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on Pan American’s operations or profitability.

Restrictions on Mining

Many of the jurisdictions in which Pan American operates have certain laws or policies that impose restrictions on mining.

For example, there are currently laws in the Province of Chubut, Argentina which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province.  As currently enacted, these laws in the Province of Chubut would likely render any future construction and development of the Navidad project uneconomic or not possible at all.

There is no guarantee that the present restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed.  Such restrictions, particularly those affecting the development of the Navidad project, could have a material adverse impact on Pan American’s future profitability, growth and value.

Governmental Regulation

In addition to restrictions on mining, Pan American’s operations, exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Argentinean, Bolivian, and other foreign federal, state, provincial, territorial, and local laws and regulations governing various matters, including:

•	environmental protection;
•	permitting;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production, and post-closure reclamation of mines;
•	imports and exports;
•	transportation;
•	price controls;
•	taxation;
•	mining royalties;
•	labour standards, employee profit-sharing and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

The costs associated with compliance with these laws and regulations can be substantial, and future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in the countries in which Pan American does business) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American’s operations and delays in the development of its properties.  Moreover, these laws and regulations may allow or encourage governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of Pan American’s past and current operations, or possibly even those actions of parties from whom Pan American acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  It is difficult understanding and complying with the regulatory and legal framework in some jurisdictions in which Pan American operates due to their arcane, inconsistent and sometimes unsophisticated nature.  Pan American retains competent and well trained individuals and consultants in jurisdictions in which it does business.  However, even with the application of these considerable resources, Pan American may inadvertently fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on Pan American.

Obtaining and Renewing of Permits

In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American’s part.  The duration and success of Pan American’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.  Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Pan American believes it can recover from a given property once in production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact Pan American’s operations and profitability.

Ownership and Operating Hazards and Risks

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

•	environmental and health hazards;
•	industrial accidents, explosions and third party accidents;
•	the encountering of unusual or unexpected geological formations;
•	ground falls and cave-ins;
•	flooding;
•	earthquakes; and
•	periodic interruptions due to inclement or hazardous weather conditions; and these occurrences could result in:
•	environmental damage and liabilities;
•	work stoppages, delayed production and resultant losses;
•	increased production costs;
•	damage to, or destruction of, mineral properties or production facilities and resultant losses;
•	personal injury or death and resultant losses;
•	asset write downs;
•	abandonment of assets
•	monetary losses;
•
claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims; and

•	other liabilities.

Liabilities that Pan American incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which case Pan American could incur significant costs that could adversely impact its business, operations, profitability or value.

Exploration and Development Risks

The long-term operation of Pan American’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American’s acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American’s operations and profitability.

Replacement of Reserves

The Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente mines are Pan American’s current sources of metals production.  In 2009, procedures were initiated at the Quiruvilca mine to suspend operations.  Current life-of-mine plans provide for a defined production life for mining at the remainder of Pan American’s mines.  If Pan American’s Mineral Reserves are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of additional producing mines, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Imprecision in Mineral Reserve and Mineral Resource Estimates

There is a degree of uncertainty attributable to the estimation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined and processed, the quantity of Mineral Resources and Mineral Reserve grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced or that Pan American will receive the price assumed in determining its reserves.  These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While Pan American believes that its Mineral Reserve and Mineral Resource estimates are well established and reflect management’s best estimates, by their nature Mineral Reserve and Mineral Resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render Mineral Reserves uneconomic and may ultimately result in a reduction of Reserves.  The extent to which Resources may ultimately be reclassified as Proven or Probable Mineral Reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of Mineral Reserves or Mineral Resources is always influenced by economic and technological factors, which may change over time.  No assurances can be given that any resource estimate will ultimately be reclassified as Proven or Probable Mineral Reserves.  If Pan American’s Mineral Reserve or Mineral Resource figures are inaccurate or are reduced in the future, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Inaccuracies in Production and Cost Estimates

Pan American prepares estimates of future production and future production costs for particular operations.  No assurance can be given that production and cost estimates will be achieved.  These production and cost estimates are based on, among other things, the following factors: the accuracy of Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out Pan American’s activities.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining described above under “Ownership and Operating Hazards and Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production estimates could have an adverse impact on the Pan American’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of Pan American’s projects.  If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of Pan American’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of Pan American’s advanced projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American’s operations and profitability.

The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

Smelter Supply Arrangements

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  Further, there can be no assurance that Pan American will be able to renew agreements to sell concentrates when the existing agreements expire, or that Pan American’s concentrates will meet the qualitative requirements of existing or future concentrate agreements or the requirements of buyers.

For example, the Doe Run Peru smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 that forced its closure.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  The Doe Run Peru smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with Doe Run Peru.

Environmental Hazards

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact Pan American’s operations and profitability. In addition, environmental hazards may exist on Pan American’s properties which are currently unknown to Pan American.  Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on Pan American’s operations and profitability.

Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and the tailings mitigation program at Huascacocha Lake, near the Morococha mine, have been apportioned by Water

Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects. The proposed development of the Toromocho Project by Chinalco may alleviate some of Pan American’s funding requirements.  There can be no guarantee, however, that Pan American’s proportionate share of the costs of such environmental projects will not change and this may affect cash flow from Morococha operations.

Reclamation Obligations

Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  Pan American is actively providing for or has carried out any required reclamation activities on its properties.  Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American’s financial resources.

In accordance with an August 15, 2005 Supreme Decree of the Peruvian Government, Pan American has submitted closure plans to the Peruvian Ministry of Mines for three of its Peruvian mines.

Trading Activities and Credit Risk

Approximately one-third of Pan American’s operating and capital expenditures are denominated in local currencies other than the U.S. dollar.  These expenditures are exposed to fluctuations in U.S. dollar exchange rates relative to the local currencies.  From time to time, Pan American mitigates part of this currency exposure by entering into contracts designed to fix or limit Pan American’s exposure to changes in the value of local currencies relative to U.S. dollars.

In addition, Pan American may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.  Pan American’s current policy is to not hedge the price of silver and therefore it is fully exposed to fluctuations in the price of silver.

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require Pan American to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing Pan American to credit risk of the buyers of Pan American's concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  For example, the Doe Run Peru smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.

At December 31, 2010, the Pan American had receivable balances associated with buyers of Pan American's concentrates of $51.0 million (2009 - $54.0 million).  Approximately 89% of this receivable balance is owed by six well known concentrate buyers and the vast majority of Pan American's concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four separate refineries worldwide.  Pan American generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that Pan American may not be able to fully recover its precious metals in such circumstances.  At December 31, 2010 Pan American had approximately $50.4 million of value contained in precious metal inventory at refineries (2009 - $15.1 million). Pan American maintains insurance coverage against the loss of precious metals at Pan American's mine sites, in-transit to refineries and while at the refineries.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if Pan American is not paid for metal at the time it is delivered, as required by spot sale contracts.

Pan American maintains trading facilities with several banks and bullion dealers for the purposes of transacting Pan American’s trading activities. None of these facilities are subject to margin arrangements.  Pan American’s trading activities can expose it to the credit risk of Pan American's counterparties to the extent that Pan American's trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, Pan American may invest in equity securities of other companies.  Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in other companies Pan American will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Exchange Rate Risk

The Company reports its financial statements in United States Dollars (“USD”); however Pan American operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of Pan American’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Pan American’s operating costs and capital spending are in local currencies, Pan American is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that Pan American has the most exposure to are the Peruvian sol (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and Canadian dollars and, from time to time, enters into forward currency positions to match anticipated spending.  At December 31, 2010, the Company did not have any open currency forward positions, but was holding approximately 32% of its cash balances in currencies other than USD.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s statement of operations.  More specifically, under Canadian GAAP, the purchase price accounting related to the Aquiline acquisition required the Company to establish a future income tax liability of $276.3 million to reflect the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be a monetary liability, denominated primarily in ARS, the Company is required to mark-to-market this liability for any movements in the exchange rate of that currency against the USD.  Under Canadian GAAP, this requirement introduces large foreign exchange gains and losses to the Company’s earnings in the future.  Gains are recognized to the extent the ARS weakens relative to the USD and vice versa creates losses.  In 2010, the Company recognized a $10.8 million gain on this future income tax liability. Under International Financial Reporting Standards, the preliminary purchase accounting related to the Aquiline acquisition will differ from the above described Canadian GAAP treatment.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to Pan American’s success. Pan American is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing Pan American’s interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Pan American’s interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Pan American.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Pan American might undertake and legal claims for errors or mistakes by Pan American personnel.

Employee Relations

Certain of Pan American’s employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions.  Pan American has experienced labour strikes and work stoppages in the past.  There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings, can be uncertain and may be contested. Pan American has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where Pan American has otherwise identified those titles or claims to material properties are in good standing. However, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially impact Pan American’s rights to its various properties or interests therein.

Although Pan American has received title opinions for those material properties in which it has a material interest (or if it has not been able to obtain such opinions, has made a determination, which Pan American believes is reasonable in the circumstances, to accept the risks associated with the subject property which determination Pan American believes is reasonable in the circumstances), there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In many jurisdictions in which Pan American operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Pan American has not held ownership title to most of the surface lands in the areas that overlie its mining concessions comprising the Morococha property, nor in the areas where administration and operations are taking place therein, but were used by Pan American pursuant to a usufruct agreement.  In May 2008, MCP (promoter of the Toromocho disseminated copper system) acquired certain surface rights from Centromin covering the main Morococha area that had been reserved for the Toromocho project by the Government of Peru.  In addition, MCP acquired rights including surface lands in the Morococha area where the Morococha mine administration and operations are taking place, as well as certain underground areas. Certain of the underground areas acquired by MCP would also provide Pan American with easier and less costly underground access to some areas of the Morococha concessions.

Beginning in 2005, Pan American, with the opposition of Centromin (currently, Activos Mineros S.A.), engaged in a number of administrative and judicial proceedings to obtain legal title to surface lands and underground access that comprise part of the rights that were acquired by Peru Copper from Centromin.

In June 2010, Pan American reached an agreement with MCP which clearly defines each party’s long term surface rights and therefore provides certainty to the land situation for Pan American’s Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project.  Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP that it needs in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  In exchange, Argentum will receive a package of surface rights, easements and other rights to relocate the facilities and to continue uninterrupted operations, and will also obtain rights to a number of mineral concessions outside the planned Toromocho pit area where high-grade silver veins have been identified.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, which will off-set a portion of the capital required for the facility relocation.  The transfer of lands and rights and the cash payments will occur over a period of time in accordance with meeting certain milestones.  In addition to the foregoing, the parties agreed to dismiss the judicial and administrative claims between them.  Although this agreement has diminished the risks associated with the Morococha land situation, there is no certainty that the required milestones will be met, that the relationship will continue in an amicable fashion and that the future relocation and other costs associated with the commitments in the agreement will not render continued operations a Morococha uneconomic.

Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. With respect to the required minimum expenditure threshold originally applicable to Barrick Gold Corp.’s operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not impair title to the properties. On March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively authorizing construction of the mine. While management of Pan American believes that this approval waives a significant amount of uncertainty and confirms that the government recognizes and will abide by Pan American’s title to the properties, there can be no guarantee.

Acquisitions

An element of Pan American’s business strategy is to make selected acquisitions.  For example, Pan American completed the acquisition of Corner Bay Silver Inc. and with it, the Alamo Dorado mine, in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, the acquisition from Silver Standard Resources Inc. in 2006 of a 50% interest in the Manantial Espejo project, in May 2007 an additional 40% interest in respect of the San Vicente mine, and the acquisition of Aquiline and the Navidad and Calcatreu properties in January 2010.  Pan American expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of Pan American’s acquisitions will depend upon Pan American’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that Pan American will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

Mines have limited lives and, as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in areas where Pan American would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Pan American may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact Pan American’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential.  As a result, there can be no assurance that Pan American’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves.

Shortages of Critical Parts, Equipment and Skilled Labour

Pan American’s ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Developments regarding Aboriginal and Indigenous Peoples

Pan American operates in areas inhabited by aboriginal and indigenous people.  Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decade’s old arrangements made by prior owners of Pan American’s mines and properties or even those made by Pan American in more recent years.  Pan American has used commercially reasonable efforts in its dealing with all aboriginal and indigenous people to ensure all agreements are entered into in accordance with the laws governing aboriginal and indigenous peoples and their communities but there is no guarantee that future laws and actions will not have a material adverse effect on Pan American’s financial position, cash flow and results of operations.

Community Action

In recent years communities and non-governmental organizations (“NGO’s”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGO’s have taken such actions as road closures, work stoppages, and law suits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGO’s may have a material adverse effect on Pan American’s financial position, cash flow and results of operations.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.  There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  Pan American carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on Pan American’s financial position, cash flow and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Selected audited consolidated financial information of the Company for each of the last five completed financial years is as follows:

	20101	20091	20081	20071	20061
Sales	$ 631,986	$ 454,812	$ 338,600	$ 301,064	$ 255,447
Mine operating earnings/(loss)2	$ 239,807	$ 126,006	$ 93,219	$ 104,275	$ 93,650
Net income/(loss)	$ 112,573	$ 61,998	$ 24,602	$ 88,860	$ 58,206
Net earnings/(loss) per share
- basic	$ 1.05	$ 0.71	$ 0.31	$ 1.16	$ 0.79
- diluted	$ 1.05	$ 0.71	$ 0.30	$ 1.12	$ 0.76
Cash and short-term investments	$ 360,504	$ 193,097	$ 30,139	$ 107,315	$ 171,948
Total assets	$2,072,608	$ 1,848,609	$ 873,383	$ 762,903	$ 679,995
Total long-term financial liabilities	$ 429,305	$ 389,383	$ 102,715	$ 99,219	$ 92,808
Total shareholder’s equity	$1,520,288	$ 1,343,790	$ 685,641	$ 599,617	$ 512,026

1      In thousands, except per share amounts
2    Mine operating earnings/(losses) are equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.

Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

	2010				2009
	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share amounts)				(in thousands, except per share amounts)

Sales	$132,375	$147,250	$161,262	$191,099	$70,406	$111,392	$118,608	$154,406
Cost of sales	75,681	73,658	77,597	78,760	45,117	66,046	61,777	72,697
Depreciation and depletion	19,820	22,448	23,084	21,131	14,815	21,856	22,123	24,375
Mine operating earnings (losses)	36,874	51,144	60,581	91,208	10,474	23,490	34,708	57,334

General & Administrative	3,172	4,652	3,385	5,900	2,267	2,498	4,433	3,571
Exploration and Project Development	5,452	8,820	9,822	433	641	2,161	2,523	4,609
Accretion of asset retirement obligation	732	688	777	732	693	754	798	753
Doubtful accounts provision		3,293	-	1,461	-	4,375	-	-
Operating earnings (losses)	27,518	33,691	46,597	82,682	6,873	13,702	26,954	48,401
Interest and financing expenses	(776)	(85)	(434)	(766)	(426)	(1,121)	(273)	(2,472)
Investment and other (expenses) income, net	1,351	767	280	3,090	1,411	(1,069)	1,598	(3,407)
Foreign exchange gain (loss)	3,018	1,636	1,642	4,762	834	(1,152)	(2,481)	1,781
Net (losses) gains on commodity and foreign currency contracts	(703)	1,321	(654)	(201)	283	2,442	(393)	(414)
Net (losses) gains on sale of assets	(14)	366	223	76	16	37	(281)	8
Income (Loss) before taxes and non-controlling interest	30,394	37,696	47,654	89,643	8,991	12,839	25,124	43,897
Non-controlling interest	135	(683)	(1,251)	(28)	(31)	63	(266)	(863)

	2010				2009
	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share amounts)				(in thousands, except per share amounts)

Income tax (provision) recovery	(11,416)	(18,757)	(17,588)	(43,226)	(2,350)	(2,694)	(7,483)	(15,229)
Net income (loss) for the period	$19,113	$18,256	$28,815	$46,389	$6,610	$10,208	$17,375	$27,805
Earnings (loss) per share
-Basic	$0.18	$0.17	$0.27	$0.43	$0.08	$0.12	$0.20	$0.31
-Fully Diluted	$0.18	$0.17	$0.27	$0.43	$0.08	$0.12	$0.20	$0.31
-Cash Dividend	$0.025	$-	$0.025	$0.025	-	-	-	-

Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Further discussion of the Company’s financial results is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010, incorporated by reference into this Annual Information Form.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company for the years ended December 31, 2010 and 2009, which are incorporated by reference herein.

DIRECTORS AND OFFICERS

The names and municipalities of residences of the directors and officers of the Company as at December 31, 2010, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality of Residence	Position with the Company	Principal Occupation During the Past Five Years
Ross J. Beaty Vancouver, B.C. Canada	Director and Chairman (director of the Company since September 30, 1988)	Chairman of the Company since April 1994; former CEO of the Company.
Geoffrey A. Burns 4 North Vancouver, B.C. Canada	Director, President and Chief Executive Officer (director of the Company since July 1, 2003)	President of the Company since July 1, 2003, Chief Executive Officer of the Company since May 11, 2004.
William A. Fleckenstein 3,5 Seattle, Washington, U.S.A.	Director of the Company since May 9, 1997	President of Fleckenstein Capital, Inc. (an investment counselling firm).
Michael Larson 1,6 Seattle, Washington, U.S.A.	Director of the Company since November 29, 1999	Chief Investment Officer of BGI (a private investment company).
Michael J.J. Maloney 1, 3 Seattle, Washington, U.S.A.	Director of the Company from Sept. 25, 1995 to Nov. 29, 1999 and then re-elected on March 2, 2000	Private Investor.
Robert P. Pirooz Vancouver, B.C. Canada	Director, General Counsel (director of the Company since April 30, 2007)	General Counsel since January 2003.
David Press2, 4 West Vancouver, B.C. Canada	Director of the Company since May 13, 2008	Corporate Director
Walter T. Segsworth2, 4 West Vancouver, B.C. Canada	Director of the Company since May 12, 2009	Corporate Director.

Name and Municipality of Residence	Position with the Company	Principal Occupation During the Past Five Years
Paul B. Sweeney 1, 2 Surrey, B.C. Canada	Director of the Company since August 5, 1999
Commerical Advisor to Plutonic Power Corporation since January 2011; President of Plutonic Power Corporation from August 2009 to December 2010; prior thereto, Executive Vice President, Corporate Development of Plutonic Power Corporation since January 1, 2007 and prior to that, Vice President and Chief Financial Officer of Canico Resource Corp.

Steven Busby Vancouver, B.C. Canada	Chief Operating Officer	Chief Operating Officer since May 13, 2008; Senior Vice President, Project Development & Technical Services of the Company from August 2003 to May 13, 2008.
Robert G. Doyle North Vancouver, B.C. Canada	Chief Financial Officer	Chief Financial Officer of the Company since January 2004.
Michael Steinmann North Vancouver, B.C. Canada	Executive Vice President, Geology & Exploration
Executive Vice President, Geology & Exploration since September 1, 2008; Senior Vice President, Geology & Exploration of the Company from November 2005 to August 2008; Vice President Geology of the Company from March 2004 to October 2005.

1      Member of the Audit Committee
2      Member of the Human Resources and Compensation Committee
3      Member of the Nominating and Governance Committee
4     Member of the Health, Safety and Environment Committee
5         Lead Independent Director
6         Mr. Larson resigned from the board effective midnight, December 31, 2010, and was replaced by Michael L. Carroll effective January 1, 2011.  Mr. Carroll also replaced Mr. Larson on the Audit Committee.

The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed.  As at December 31, 2010, the board consisted of nine directors seven of whom, Ross J. Beaty, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, David Press and Walter Segsworth, qualify as unrelated directors who are independent of management.  On January 1, 2011, Michael L. Carroll was appointed to the board of directors of the Company to replace Michael Larson who resigned from the board effective midnight, December 31, 2010.  Mr. Carroll is an independent director.  The board has established four committees:  the Audit Committee, the Human Resources and Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee.  Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix “A” to this Annual Information Form.  The board does not have an Executive Committee.  The composition of the various committees as at December 31, 2010 is set forth in the preceding table.

As at March 28, 2011, the directors and officers of the Company named above (excluding Mr. Larson) as a group exercised control or direction or beneficially owned, directly or indirectly, 1,986,489 common shares of the Company representing approximately 1.8% of the issued and outstanding common shares of the Company.  In addition, Mr. Carroll (who replaced Mr. Larson on the Board effective January 1, 2011) exercised control or direction or beneficially owned, directly, or indirectly, 1,000 common shares of the Company as at March 28, 2011.

Except as noted below, none of the Company’s directors or executive officers:

(a)
are, as at the date of this Annual Information Form, or have been, within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
are, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
have, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Robert Pirooz was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”).  On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act.  Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

In addition, none of the Company’s directors and executive officers has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Audit Committee

As at December 31, 2010, the members of the Audit Committee were Paul B. Sweeney (Chair), Michael J. J. Maloney, and Michael Larson.  Effective January 1, 2011, Mr. Carroll replaced Mr. Larson on the Audit Committee.  The board of directors has determined based on the information provided by each director that all members of the Audit Committee meet the independence requirements set out in National Instrument 52-110 – Audit Committees, and as defined under the rules and regulations of the Nasdaq Stock Market.  All members of the Audit Committee are financially literate and Paul B. Sweeney, an individual serving on the audit committee of the board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Relevant Education and Experience of Audit Committee Members

The relevant education and experience of each member of the Audit Committee that is relevant to the performance of the Audit Committee responsibilities are as follows:

Paul B. Sweeney (Chair) was a member of the Certified General Accountants Association of Canada, and has experience serving on public boards and their audit committees.  He held the position of President of Plutonic Power Corporation until December 31, 2010, and was formerly the Chief Financial Officer of Canico Resources Corp. from February 2002 to November 2005 and Manhattan Minerals Inc. from December 1999 to May 2001.  Mr. Sweeney has also held senior officer positions in other companies.

Michael J.J. Maloney holds a Bachelor of Science degree from the University of California, Berkeley and a J.D. from Hastings College, University of California at San Francisco, and has approximately 40 years of experience as an officer of a company.

Michael Larson holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago. He has over 25 years of experience in financial analysis and serves as director or officer in several organizations.

Michael L. Carroll is a Certified Public Accountant with over 30 years of financial management expertise, primarily with publicly traded mining companies and has served on the audit committee of another public company.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountant for the fiscal years ended December 31, 2009 and 2010 for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were $1,813,000 and $1,520,000, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2009 and 2010 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were NIL and $193,000, respectively.  Such fees relate to the performance of certain due diligence on acquisitions and a statutory audit of Pan American Silver (Spain) S.L., as well as fees related to the IFRS transition process.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2009 and 2010 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were

$113,000 and $47,000, respectively.  Such fees relate to taxation services related to the Aquiline acquisition and services related to transfer pricing in Peru.

All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2009 and 2010 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were NIL and NIL , respectively.

Audit Committee Pre-Approval Policies

Since the enactment of SOX on July 30, 2002, all audit and non-audit services performed by the external auditor are pre-approved by the Audit Committee.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  However, the directors are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

Under Rule 4350(a) of the Nasdaq Stock Market Rules (the “Nasdaq Rules”), a foreign private issuer (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules.  Pursuant to Rule 4350(a), the Company follows British Columbia practice with respect to quorum requirements in lieu of Nasdaq Rule 4350(f).

Nasdaq Rule 4350(f) requires that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares, whereas the Company’s articles provide that the minimum quorum for a meeting of the holders of its common shares is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.   The Company’s quorum requirement complies with the Business Corporations Act (British Columbia), which requires that unless the memorandum or articles otherwise provide, two shareholders entitled to vote at a meeting of shareholders, whether in person or represented by proxy, constitute a quorum.  Furthermore, the rules of the Toronto Stock Exchange, upon which the Company’s common shares are also listed, do not contain specific quorum requirements.

DIVIDENDS

On February 15, 2010, the Company announced that its Board of Directors had approved a semi-annual cash dividend to holders of its common shares. In conjunction with this approval, the Board declared its first cash dividend of $0.025 per common share to holders of record of its common shares as of the close of business on February 26, 2010.  A second $0.025 dividend was declared on August 11, 2010.   On November 8, the Company announced a third dividend in the amount of $0.025 per common share and increased the frequency of the Company’s dividend distributions from a semi-annual to a quarterly basis.  Each of these dividends was designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).  Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.  The Board will consider, among other things, present economic conditions and the then current activities of Pan American when determining the amount and timing of future dividends.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (under the symbol PAA) and the Nasdaq stock market (under the symbol PAAS). The majority of trading of Pan American’s common shares takes place on the Nasdaq exchange. The following table outlines the closing share price trading range and volume of shares traded by month in 2010:

Toronto Stock Exchange (C$)				Nasdaq Stock Market (US$)
Month	High	Low	Volume	Month	High	Low	Volume
January	$27.28	$22.57	5,872,214	January	$26.44	$21.12	26123317
February	$24.39	$21.35	5,712,888	February	$23.35	$20.00	27,408,700
March	$24.74	$22.28	4,449,292	March	$24.50	$21.24	25,900,727
April	$27.32	$23.76	5,045,147	April	$27.00	$23.48	23,370,758
May	$28.97	$24.89	6,278,152	May	$28.41	$23.23	31,430,490
June	$28.62	$25.27	4,470,517	June	$28.00	$23.82	23,351,178
July	$26.29	$23.09	3,535,798	July	$25.48	$22.21	17,811,198
August	$27.19	$23.67	3,043,133	August	$25.50	$22.70	18,734,642
September	$30.57	$25.32	5,770,465	September	$29.75	$24.10	31,615,557
October	$32.87	$29.34	4,618,597	October	$32.30	$28.84	32,057,654
November	$39.29	$31.70	9,911,039	November	$38.39	$31.32	40,102,475
December	$42.00	$37.78	4,626,628	December	$41.88	$37.49	25,862,819

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Company is a party appear under the heading “Commitments and Contingencies” in Note 18 to the Company’s consolidated financial statements for the year ended December 31, 2010, which note is incorporated by reference.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N. A. at its office in Denver, Colorado, USA.

MATERIAL CONTRACTS

No contracts, other than material contracts entered into in the ordinary course of business, that are material to the Company were entered into during the most recently completed financial year.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and have prepared the Report of Independent Registered Chartered Accountants in respect of the Company’s audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of internal control over financial reporting.

The qualified persons as defined by NI 43-101 who have prepared or supervised the preparation of Pan American’s Mineral Reserve and Mineral Resource estimates as at December 31, 2010 and disclosed in this Annual Information Form are Michael Steinmann, Executive Vice President, Geology and Exploration, Martin Wafforn, Vice President, Technical Services, and Pamela De Mark, Director of Resources, who are employees of the Company.

Deloitte & Touche LLP, Michael Steinmann, P. Geo., Martin Wafforn, P. Eng., and Pamela De Mark, P. Geo. are companies or persons who have prepared or certified a statement, report or valuation described in this Annual Information Form.

None of Michael Steinmann, P. Geo., Martin Wafforn, P. Eng., and Pamela De Mark, P. Geo., beneficially owns, directly or indirectly, 1% or more of any class of the Company’s outstanding securities.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for the most recent annual meeting of shareholders.  Additional financial information is also provided in the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2010 and 2009, and Management Discussion and Analysis.  Additional information relating to the Company may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

“Indicated Mineral Resource” - Mineral Resources for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” - Mineral Resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” – the  part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Probable Mineral Reserve” - is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” - is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

APPENDIX “A”

PAN AMERICAN SILVER CORP.
(the “Company”)

AUDIT COMMITTEE CHARTER

MISSION

Senior management of Pan American Silver Corp. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of: (i) overseeing the integrity of the Company’s financial statements and accounting processes of the Company; and (ii) overseeing the external auditor’s qualifications and independence. The external auditors of the Company will report directly to the Committee.

COMPOSITION AND MEETINGS

1.	The Committee shall be composed of at least three independent directors.1

2.
All members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

3.
The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

4.	The Committee shall appoint a chair (the “Chair”) from among its members who shall be an unrelated director.

5.
The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within one week of the request for such meeting. A quorum at meetings of the Committee shall be two members.

6.
The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company.

7.
The Committee will make every effort to ensure that minutes of the Committee meetings be distributed to all members of the Committee with copies to the chief financial officer and the external auditor.

1    In order to be considered “independent”, the following applies:
(a)      Pursuant to the Canadian Securities Administrators’ Multilateral Instrument 52-110 “Audit Committees”, a member of the Committee must not have a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
(b)      Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

RESPONSIBILITIES

Charter

The Committee will review this Charter periodically, but at least once per annum, and recommend to the Board any necessary amendments.

Financial Information

The Committee will review and discuss with the external auditors:

1.	the audited annual financial statements, and recommend to the Board they be approved for inclusion in the Company’s annual report;

2.	interim financial statements, and the notes related thereto, and recommend to the Board they be approved for inclusion in the Company’s quarterly financial release;

3.	other financial information included in the Company’s annual report;

4.	quarterly and annual Management Discussion and Analysis;

5.	the annual and interim earnings press releases before the Company publicly discloses the information contained therein;

6.	any press release to be publicly disseminated which contains material information of a financial nature; and

7.	the Annual Information Form.

External Auditors

1.	The Committee will recommend to the Board the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company.

2.	The Committee will review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor.

3.
The Committee will confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor.

4.	The external Auditor will report directly to the Audit Committee.

5.	The Committee will oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

	(a)	the external auditor’s engagement letter or other reports of the auditor;

	(b)	the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

	(c)	the form and content of the quarterly and annual audit report, which should include, inter alia:

(i) a summary of the Company’s internal controls and procedures;

(ii) any material issues raised in the most recent meeting of the Committee;

	(d)	any other related audit, review or attestation services performed for the Company by the external auditors; and

	(e)	an assessment of the external auditor’s performance.

6.
The Committee will actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor.

7.
The Committee will review and pre-approve all non-audit services provided to the Company or its subsidiaries by the external auditor prior to the commencement of such services. Pre-approval of non-audit services will be satisfied only if the requirements as set out in National Instrument 52-110 “Audit Committees” are satisfied.

8.	The Committee will monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting.

Accounting System and Internal Controls

The Committee will:

1.
obtain reasonable assurance from discussions with (and/or reports from) management, and reports from external and internal auditors that the Company’s financial and accounting systems are reliable and that the prescribed internal controls are operating effectively;

2.	in consultation with the external auditor and the Disclosure Committee of the Board, review the integrity of the Company’s financial reporting process and the internal control structure;

3.	review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required;

4.	request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies);

5.	together with management, review control weaknesses identified by the external and internal auditors; and

6.	review the appointments of the chief financial officer and key financial executives.

Internal Audit

The Committee will:

1.	review activities, organization structure and qualifications of the internal audit function;

2.	review the resources, budget, reporting relationships and planned activities of the internal audit function;

3.	review internal audit findings and determine that they are being properly followed up;

4.	annually review and recommend changes, if any, to the internal audit procedures; and

5.	review with the Company’s legal counsel any legal matter that could have a significant impact on the Company’s financial statements.

Ethical and Legal Responsibilities

1.	The Committee will review and monitor the Company’s compliance with applicable legal and regulatory requirements, particularly those related to financial reporting and disclosure.

2.	The Committee will review all related-party transactions.

Complaints

The Committee will establish procedures for:

1.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.	the confidential, anonymous submission by employees of the Company and its subsidiaries of similar concerns.

AUTHORITY

1.	The Committee shall have the authority to:

	(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

	(b)	set and pay the compensation for any advisors employed by the Committee; and

	(c)	communicate directly with the internal and external auditors.

2.	The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

3.
A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.  Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

4.
The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

5.	The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

“Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.